P.E.
3-31-06

ANNUAL REPORT 2005/2006

PERSPECTIVE ON GROWTH



Modine Manufacturing Co

P.E. 3-31-06

MODINE
APPLIED THERMAL INNOVATION™

NET SALES
(dollars in millions)[1]


823
863
981
1,342
1,629
2002
2003
2004
2005
2006

EARNINGS PER SHARE[1]


.45
.99
1.04
1.79
1.78
2002
2003
2004
2005
2006

CASH FLOW FROM OPERATIONS
(dollars in millions)


131
110
109
154
132
2002
2003
2004
2005
2006

Fiscal Years Ended March 31 (dollars in millions, except per-share amounts)	2006	2005	Percent Change
Net sales[1]	$1,628.9	$1,342.4	21%
Net earnings[1]	$60.8	$61.7	(1.5)%
Return on sales[1]	3.7%	4.6%	—
Net earnings per share (EPS) — diluted[1]	$1.78	$1.79	(0.6)%
Dividends per share	$0.70	$0.63	11%
Book value per share	$15.41	$19.11	(19.4)%
Total assets	$1,052.1	$1,152.2	(8.7)%
Return on average shareholders' equity[2]	11.4%	9.9%	—
Net cash provided by operating activities	$131.9	$154.2	(14.5)%
Total debt to capital	23.8%	13.8%	—
Return on average capital employed[3]	9.7%	9.0%	—
Weighted average shares outstanding — diluted (in millions)	34.1	34.5	(1.2)%

(1) From continuing operations.

(2) Fiscal 2006 uses earnings from continuing operations.

(3) See page 75 of this report for a description and reconciliation of this non-GAAP derived measure.



THE PROCESS OF GROWTH

Each corporation has its own individual process of growth ... a system of management and service designed to deliver an ideal combination of price and quality to its customers, and stability and return for its investors. For 90 years, Modine has successfully adapted to meet the needs of those with a stake in our company. The processes of growth we've implemented — supported by our unwavering commitment to technological leadership — have helped Modine grow to become one of the world's thermal management leaders. By anticipating change, being ready with technologically advanced products when demand accelerates, and by making carefully considered acquisitions, we've built Modine into a company that continues to bear fruit for its employees, customers, and investors.



Through the nine decades of our history, we've always remained true to A.B. Modine's principles: growth through innovation, technology, and a commitment to customers that has resulted in solid financial performance.

This year, we achieved record sales, reported strong operating cash flow and delivered a 9.7 percent return on invested capital. Appropriately, as we celebrate our 90th year, the theme of this year's report is *A Perspective on Growth*. I'm certain that A.B. Modine would be proud of how successive generations of management have grown the small company he founded in 1916 and how we've continued his legacy. He was a prolific inventor, with over 100 patents, and over the years, we've grown that number so we now hold over 2,000 patents on proprietary technology. Through the nine decades of our history, we've always remained true to his principles: growth through innovation, technology, and a commitment to customers that has resulted in solid financial performance.

We owe a good deal of our past success to our disciplined adherence to the priorities we established four years ago. I have reviewed them in the past three annual reports and they are defined on the next page. These priorities will continue to guide us as we build for the future. In today's global economic climate, it's more important than ever that we dedicate ourselves to executing our strategy and the priorities that will enable future success.

Our strategic focus in the past few years has served us well. We expanded our global footprint through acquisitions in the U.K., Korea, China and Brazil. We exited unprofitable markets and expanded our presence in new markets with our acquisition of Airedale International. Today, due to unprecedented market conditions, we are accelerating our diversification and technology development plans from a position of strength, so we will stay ahead of the curve. In May, we announced a repositioning program intended to make us more competitive. The key elements of this program include 1) a focus on reducing our selling, general and administrative expenses, 2) accelerating development of new technologies, 3) leveraging our scale and improving global sourcing, and 4) repositioning our global footprint into lower cost manufacturing regions. As we embark on the next chapter of our growth and diversification plan and improve our cost structure, we will increase our ability to better serve current customers and win new ones.

The importance of developing new products, the continuation of our diversification and globalization journey, and the repositioning of our cost structure forms the foundation of our repositioning program. We must ensure that our existing product lines meet or exceed the expectations of our customers. In today's rapidly changing market, we cannot afford to be reactive to customers' needs — we must solve their issues by introducing them to new technology solutions. It is our responsibility to anticipate customers' needs and lead our diverse markets with cost effective, innovative advanced technology. We will explore and develop promising new product lines, such as our efforts in fuel cell technology. That takes foresight, imagination and innovation — qualities that our corporate culture encourages. Read more about our research and development efforts in the section entitled The Roots of Growth (page 12).

The acquisitions we've made this past year, most notably Airedale International in the U.K., serve to extend our core expertise and deliver value to more diverse geographical markets.

The only constant we have in our business is change. It comes at us from all directions. While we utilize rigorous strategic planning and have in place a solid corporate development process, management is flexible and in touch with the business enough to fine-tune these processes when unexpected change presents new challenges, such as this year's unprecedented rise in commodity prices, or when attractive opportunities arise. As we discuss in the sections entitled The Design of Growth and The Discipline of Growth (pages 4-7), being prepared takes a strong balance sheet and strong cash flow, something we've always given top priority.

Operational and financial disciplines are key ingredients for providing improved profitability and long-term stability to our stakeholders. For example, in the past year, our return on average capital employed — the measure we use to guide our success —



rose from 9.0 percent to 9.7 percent. While we didn't achieve our goal of 11 to 12 percent, we've come far from the years past and, through our global repositioning efforts, will continue on our path to reach the goal. We have for many years employed continuous improvement tools, such as Six Sigma and Kaizan methodologies, to help give us a more detailed picture of our processes and how they can be streamlined at the operating level. In the coming year we will apply these tools at the corporate level, as well. By carefully evaluating each part of our business, every function and process, we get a focused picture of what needs to be changed, and what can be improved. It takes discipline. It requires constant attention to details. Nevertheless, in the end, it will make us a better and more profitable company.

With an ever-expanding global presence, new technology, and a cost-competitive structure, we are positioned to win a larger share of business in growing markets around the world. The acquisitions we've made over the past 18 months, most notably Airedale International in the U.K., serve to extend our core expertise and deliver value to more diverse geographical markets. Our mission is and has always been to diversify our markets and our product offerings while staying within our core competence of thermal management. However, as we grow and expand our global footprint, we will always cultivate and maintain healthy relationships with our customers, suppliers, and the communities in which we operate.

Our goals in this coming year remain: to be the leading global provider of thermal management technology; to develop new products and technologies for current and potential customers in new and emerging markets; to provide our stakeholders with solid, long-term value. We are focused on our goal of achieving 11 to 12 percent returns on average capital employed (ROACE) through a cycle. Rigorous business plan execution by each of our businesses will help us continue to grow and meet our goals.

David B Rayburn

David B. Rayburn
President and Chief Executive Officer
June 9, 2006

MODINE'S CORPORATE PRIORITIES

Maintain operational and financial discipline for *improved profitability* and long-term *stability*.

Implement a rigorous *strategic plan and corporate development* process.

Develop *new products and technologies* to meet the needs of diverse industrial end markets.

FINANCIAL STABILITY

How strong a company grows depends on the discipline its management exercises. As the careful pruning of a tree can make it healthier and stronger, so too will a company realize long-term benefits when management makes decisions focused on long-term corporate health. While tempting, cultivating a company for short-term profits often results in a withering demise later on.





Escalating demand for quality thermal transfer products throughout the South American continent prompted the acquisition of the remainder of our joint venture in Radiadores Visconde Ltda. in Brazil in May 2006.


22.6%
17.3%
13.0%
13.8%
23.8%
2002
2003
2004
2005
2006

Total Debt to Capital


4.1%
5.9%
6.7%
9.0%
9.7%
2002
2003
2004
2005
2006

Return on Average Capital Employed (1)

(1) See page 75 of this report for a description and reconciliation of this non-GAAP derived measure.





This year's acquisition of Airedale International — respected throughout the world for its quality heating ventilation and air conditioning (HVAC) products — gives Modine a heightened global profile in this expanding market.



USES OF CASH

1) Reinvestment for growth
    - New products
    - New geographies
2) Acquisitions
3) Dividends
4) Stock repurchases

A company can choose to grow in a variety of directions. The direction in which it grows and its long-term health depend in large part on the opportunities its management chooses to grasp and those it chooses to ignore. Often, opportunities for growth arise quickly then disappear as rapidly as they came. Some offer a path to an attractive balance sheet ... for a quarter or two. Others offer the prospect of less dramatic, yet more stable longer-term growth. Our philosophy has always been to seek or take advantage of opportunities that complement two essential aspects of our mission: to become the world leader in thermal management and to provide long-term stability for our investors.

No matter how or when opportunities appear, a company must be prepared to take advantage of them. One of the benefits of maintaining a strong balance sheet, as we have always strived to do, is that when opportunities arise, we have the financial flexibility to take advantage of them. An example of opportunistic acquisitions funded with debt were our purchases of Airedale International in the U.K. and Radiadores Visconde Ltda. in Brazil. Additionally, our Board authorized two share repurchase programs during the year. The first, an authorization for 5 percent of outstanding shares that was completed during the year, and a second authorization for up to 10 percent, as yet to be completed. While our total debt to capitalization ratio rose to a modest 23.8 percent this year, due to the acquisition of Airedale International and our two share repurchase programs, we are comfortable with this level and expect to continue to make opportunistic investments as a long-term strategy to provide value through returns to our shareholders.





Lean manufacturing techniques help us make more efficient use of our facilities, people, and raw materials. By applying this approach throughout our organization, profitability will increase.

Our markets are changing, and maintaining a strong balance sheet in today's environment is not an easy matter. How can we continue to provide the quality products on which our reputation rests, at a competitive price, yet still retain long-term value for our stakeholders? Through discipline. Our markets have changed, our economic environment has changed, and while our long-term strategy remains sound, certain disciplined adjustments need to be made. Costs for purchased components and raw materials continue to rise, as do costs for energy and health care. For example, the price of copper — a key component used in our products — is at an all-time high and the price of aluminum is at a ten-year high. While we have traditionally been able to pass these costs on to our customers on a lag basis, we are in many cases no longer able to do so. In fact, certain customers are not only resisting the pass-through of our increased costs, but they are asking for us to lower our prices in order to continue to provide our technology and products to them.

Despite these pressures, we are committed to increasing the company's profitability by 1) closely examining markets, 2) accelerating technology development, 3) evaluating internal procedures, and 4) examining our manufacturing footprint. As we mentioned previously, we employ a number of tools, Six Sigma and Kaizan most prominent among them, to help increase efficiency and reduce costs at the operating level. Implementation of these methodologies has given us a clearer understanding of precisely how our processes flow and where greater efficiencies can be realized. In the coming year, we'll expand this discipline throughout the organization to include the salaried workforce, in order to reduce overhead costs and improve process efficiencies.





Programs such as Six Sigma and Kaizan have enabled us to pinpoint areas within our processes where improvements can be made. With this detailed information in hand, we're able to take positive, innovative steps toward maintaining a healthy bottom line.

GROWTH DRIVERS

1) More stringent global emission standards
2) Expansion into diversified markets
3) New products and technology development
4) Reliable power availability
5) Acquisitions
6) Right-sizing the manufacturing footprint
7) Addressing underperforming assets

By employing our people and facilities to their best advantage, by eliminating redundancies, by speeding time to product, and by reducing on-hand materials inventories, we'll reduce the cost of doing business without sacrificing our vision. Discipline will characterize management's decisions throughout the coming fiscal year. We will continue to evaluate underperforming assets and either commit to turning them around or divesting ourselves of them. Our electronics cooling business is a case in point. We have put in place a new management team for that entity and are reassessing its continued value to our future.

We will continue to streamline our internal cost structures and work to ensure that our overall win rate continues to rise. We will continually monitor our manufacturing footprint and consolidate, relocate or eliminate when it makes operational sense to do so. We will continue to focus on repositioning the company by anticipating change in our markets and remaining ahead of the curve of customer needs. And we'll continue to aggressively pursue opportunities that meet our established criteria when they arise.

FINANCIAL MILESTONES


1966 - 2.5 for 1 stock split
1968 - 30% stock dividend
stock split
1998 - Sales top $1 Billion
1984 - Modine listed on the NASDAQ stock exchange
1985 - 2.5 for 1 stock split
1987 - 2 for 1 stock split
2004 - Modine stock traded on the NYSE
As the world economic picture evolves, as needs and demands change, Modine will continue to evaluate its strengths and seek to apply its core competencies in markets and technologies that maximize value for our stakeholders.
1946
1966
1984
1993
1998
2004



STRATEGIC PLANNING AND BUSINESS DEVELOPMENT

[illegible] years ago, we applied our expertise in thermal management exclusively to the internal combustion engine. Since then, we've extended our expertise to a diverse range of markets and market segments with the understanding that thermal management is, and will remain, our core competency.

Modine's acquisition of Airedale International, based in the U.K., significantly extends our reach into the European and global commercial HVAC&R markets. Founded in 1974 in Leeds and with 2004 revenues of about $75 million, Airedale is a leading designer and manufacturer of specialty air conditioning systems sold in more than 50 countries worldwide. While the majority of its sales are in the U.K., about 40 percent of Airedale's 2004 revenues were principally from North America, continental Europe, South Africa and Asia.



Emirates Stadium, new home of London's Arsenal soccer club, incorporates a variety of Airedale International HVAC climate control systems.

Medium- and Heavy-Duty Vehicles



Fuel consumption and emissions standards will become even stricter beginning in January of 2007. The volume of new trucks built in the U.S. will fall in 2007 as customers purchase pre-2007 vehicles in anticipation of the new standards. This drop in volume will affect our consolidated results in fiscal 2007. The tighter standards may partially offset this decline since more of our components will be required in each new vehicle for it to be in compliance.

Automotive and Light Truck



Our North American automotive business has experienced considerable deflationary price pressure from competitors while the cost of raw materials and purchased parts has increased. Modine has, however, seen increased opportunities to bid on business previously not available to us. We plan to reposition this segment from a cost competitive standpoint by reassessing our manufacturing footprint, raw materials and purchased-parts sourcing, along with other programs, in order to increase efficiency and right-size our capacity.



... Asian ... center gives ... the ability to provide ... customer ... there with the ... development ... testing capabilities ... increasingly vital ... and our growth ... market.

In Europe, Modine has established itself as a provider of premier heat transfer products to a variety of OEMs, including BMW and Volvo trucks. Our state-of-the-art technical center in Bonlanden, Germany, ensures that we will remain in the forefront of heat transfer technology in these markets.

Over the past 90 years, our research, development and testing capabilities in Racine, Wisconsin have led the way in the evolution of heat transfer technology. Our engineers have pioneered areas such as exhaust gas recirculation, CO_2 cooling, and fuel cell applications.

THE PATHWAYS OF GROWTH

Since our founding, we've understood that change is the single constant in our industry. To keep pace, we resolved to anticipate where change would happen and what form it would take. Today, thermal management needs are worldwide, and engine cooling is just a part of the equation: oil cooling, HVAC, exhaust gas recirculation, electronics, hydraulic oil cooling, and fuel cell components all fall within Modine's expertise.

GLOBALLY-FOCUSED



... - Nikkei Heat Exchange Company, ... formed ... Japanese JV.
... - Asian presence expanded with acquisition of WiniaMando's ACC Division.
2005 - HVAC capabilities expanded with acquisition of Airedale International.
1993 - Längerer & Reich of Germany acquired, establishing Modine's European presence.
2006 - Remaining 50% of Radiadores Visconde in Brazil acquired.
To better serve our expanding base of global customers, Modine will continue to place or acquire strategic facilities around the world.
1993
2004
2005
2006
THE FUTURE

Major Markets	Top Customers
Automotive and Light Trucks	BMW, DaimlerChrysler, Hyundai
Medium- and Heavy-Duty Vehicles	International, PACCAR, Volvo
Agricultural and Construction	Caterpillar, CNH, John Deere
Industrial Equipment	Ingersoll Rand, JLG, NACCO
Commercial HVAC and Refrigeration	Carrier, Dometic, Trane

DIVERSIFICATION Sales by Market (%)



- Automotive and Light Trucks - 39%
- Medium- and Heavy-Duty Vehicles - 32%
- Agricultural and Construction - 12%
- Industrial Equipment - 2%
- Commercial HVAC and Refrigeration - 9%
- Other - 6%

Fiscal Year 2006

GLOBALIZATION Sales by Geographic Area (%)


The Americas
Europe
Asia
Modine Market Share
Commercial Vehicle Estimated Market
Building HVAC Estimated Market
Off-Highway Estimated Market
Automotive Estimated Market

PRODUCT MILESTONES


1918 - Modine's Spirex radiator installed in John Deere tractors, beginning an 88-year relationship.
1925 - Modine's Turbotube becomes standard on all Ford Model T vehicles.
1985 - Beta-Weld Radiator created.
1993 - First Modine product supplied to BMW.
2000 - Fuel Cell Products Group created.
2006 - Modine wins U.S. Army Environmental Excellence Award for work with Alternative CO_2 HVAC system.
The need for thermal management has evolved dramatically since Modine's founding in 1916, and we have consistently extended our expertise into virtually every area where it was required, and will continue to do so.
1918
1925
1993
2000
2006
THE FUTURE



Commercial HVAC and Refrigeration



Last year's acquisition of Airedale International increased our revenues in this segment, and an increase in coil sales further augmented the bottom line. However, margins in this business — as in all of our market segments — have been, and will continue to be, negatively affected by increased costs in raw materials and purchased components. Overall economic conditions will also impact the health of this segment since new construction and retrofit activity directly affects demand for these products.

Agricultural and Construction



Competitors in this market segment face the same tightening of efficiency and emissions standards as those in the medium- and heavy-duty truck market. To comply with those standards, agricultural and construction equipment original equipment manufacturers (OEMs) will need to incorporate more of Modine's technology into their products.

Industrial Equipment



The January 1, 2007 emissions standards will impact OEMs of industrial equipment as well. Again, as in the truck and agricultural/construction markets, our prospects for winning more market share here is good since compliance with the new regulations will require more of the solutions Modine provides.

Fuel Cell



Modine's work in new technologies includes development of fuel cell cooling components. Near term applications include developing components for stationary power units. Fuel cells for use in transportation applications will become practical only when producing hydrogen fuel becomes economically viable. To that end, Modine entered into a collaboration with ChevronTexaco in March of 2005 to research methods of producing hydrogen fuel more cost effectively.

TECHNOLOGY

Innovation drives Modine's growth. We're constantly refining the technology that helps our customers thrive. Remaining ahead of the curve in existing and emerging technologies has kept Modine profitable and has made us the world's leading resource for thermal management solutions.







MEDIUM- AND HEAVY-DUTY VEHICLES

32% of sales

International, Volvo, PACCAR

Market Outlook

Increasingly strict emissions standards will drive up demand for Modine's expertise in engine, drivetrain and HVAC thermal management.

AUTO AND LIGHT TRUCK

39% of sales

BMW, DaimlerChrysler, Hyundai

Market Outlook

The worldwide demand for lighter, more fuel efficient and environmentally friendly cars and light trucks will increase global demand for tested, reliable Modine engine, drivetrain and HVAC components.

SALES BY PRODUCT


Radiators - 11%
Modules/Packages - 28%
Oil, Charge Air Coolers - 26%
EGR Coolers - 9%
Vehicular HVAC - 14%
Building HVAC - 9%
Electronics - 2%
Other - 1%

Fiscal Year 2006

Product quality has been Modine's hallmark since the company was founded. Our virtual engineering capabilities and rigorous product testing labs ensure that our products get to market faster and perform exactly as expected.



THE ROOTS OF GROWTH

Staying ahead of the technology curve requires a considerable investment in facilities and people. Our staff includes 40 Ph.D.-level engineers, all focused on the challenges of thermal management. Research, development and test facilities in the U.S., Germany and Korea feature the latest wind tunnel and virtual engineering tools that allow us to design, engineer and test new solutions without creating physical prototypes.

PRODUCT MILESTONES

1917 - A.B. Modine patents the Spirex radiator.

1921 - First unit heater created.

1941 - Modine vehicular wind tunnel opened in Racine — still in use today.

1973 - First donut oil cooler patent issued.

1982 - Developed the direct fired make-up line of heaters.

1986 - Parallel Flow family of products introduced.

2003 - Exhaust Gas Recirculation production begun.

1917 1921 1941 1973 1982 1986 2003

Since our founding, Modine engineers have led the way in devising solutions to thermal management challenges for a variety of applications. We look forward to applying our innovation to tomorrows' challenges.

Engine

Cooling Modules

Exhaust Gas Recirculation Coolers

Inter/Charge-Air Coolers

Oil Coolers

Product Line Outlook

A good portion of Modine's research and development has always centered on helping our customers meet mandated vehicle emissions standards. In the past, we've developed solutions for our customers that have allowed them to create lighter engines and more fuel efficient, environmentally-friendly vehicles. Our exhaust gas recirculation technology, for example, led the way in helping to meet the last round of emissions targets.

While large scale customer purchases of pre-2007 model medium- and heavy-duty trucks (in anticipation of the stricter standards that will take effect in January of 2007) will reduce the number of new units manufactured in 2007, more Modine products will be required to help OEMs meet the new emissions regulations.





Powertrain

Charge-Air Coolers

Cooling Modules

Fuel Coolers

Oil Coolers

Radiators

Product Line Outlook

To meet the new standards, powertrains will have to operate at higher levels of efficiency in order to reduce the burden they place on the engine. Modine's experience in this area should open up opportunities in areas where we have been unable to compete in the past.





HVAC

Chillers

Classroom Air Conditioning

Commercial Heating Equipment

Condensers

Hot Dawg® Garage Heaters

Idle-off

Vehicular HVAC Cooling Modules

Product Line Outlook

Acquisition of Airedale International opens major opportunities for Modine in Europe and around the globe. Success in this segment will depend largely on economic factors beyond our control, such as new construction starts and retrofit activity.

In vehicle climate control, we've led the way with our CO_2 cooling technology, which eliminates the use of harmful hydrofluorocarbons in vehicle AC systems.

Our idle-off technology reduces heavy-duty truck fuel consumption and emissions without compromising driver comfort.





Other

CO_2 Cooling

Electronics Cooling

Fuel Cell Cooling

Train and Bus Modules

Product Line Outlook

Use of fuel cell technology in vehicles may be years away, but it shows immediate promise in stationary applications. Ion America of Mountain View, California makes fuel cell power units, incorporating Modine technology, capable of generating 5 kW of power, enough to meet the energy needs of a moderately sized house.







COMMERCIAL HVAC AND REFRIGERATION

9% of sales
Carrier, Dometic, Trane
Market Outlook

Our acquisition of Airedale International in the U.K. positions us to capitalize on their reputation and to expand our core HVAC products into new global markets.







AGRICULTURE AND CONSTRUCTION

12% of sales
Caterpillar, CNH, John Deere
Market Outlook

The need for more sophisticated infrastructure and greater agricultural efficiency as world economies grow will increase demand for construction and farming machinery. Modine supplies key HVAC, engine and drivetrain thermal management components to a number of the world's leading Agriculture and Construction OEMs.

INDUSTRIAL

2% of sales
Ingersoll Rand, JLG, NACCO
Market Outlook

Global commerce demands economical transport of goods from point to point. With the rapid growth many world economies are now experiencing, the need for vehicles that move product will increase, and Modine products help make them more efficient.

sound engineering results in quality products. But that means little if you can't get these products into your customers' hands exactly when they need them.

	NORTH AMERICA	EUROPE
		
headquarters/ tech centers	**Modine Manufacturing Company** Corporate Headquarters and North American Technical Center 1500 DeKoven Avenue Racine, Wisconsin USA	**Modine Europe GmbH** European Headquarters and Technical Center Arthur-B.-Modine Strasse 1 70794 Filderstadt-Bonlanden Germany
locations	McHenry, Illinois Logansport, Indiana Washington, Iowa Harrodsburg, Kentucky Jackson, Mississippi Camdenton, Missouri Jefferson City, Missouri Joplin, Missouri Trenton, Missouri Pemberville, Ohio Toledo, Ohio Lancaster, Pennsylvania West Kingston, Rhode Island Richland, South Carolina Clinton, Tennessee Lawrenceburg, Tennessee Buena Vista, Virginia Nuevo Laredo, Mexico	Bernforf, Austria Kirchentellinsfurt, Germany Neuenkirchen, Germany Pliezhausen, Germany Tübingen, Germany Wackersdorf, Germany Mezökövesd, Hungary Pontevico, Italy Uden, The Netherlan[ds] Ashington, U.K. Leeds, U.K. **Joint Ventures** Constructions Mecaniques Mota, S.A. - Marseilles, France (40/60)
markets	Commercial HVAC&R Medium- and Heavy-Duty Vehicles Electronics Cooling Agriculture and Construction Automotive and Light Vehicle Industrial Equipment	Commercial HVAC&R Medium- and Heavy-Duty Vehicles Electronics Cooling Agriculture and Construction Automotive and Light Vehicle Industrial Equipment
customers	Caterpillar DaimlerChrysler International	BMW VW MAN
products	Charge Air Coolers Chillers Close Control Systems Commercial Heating and A/C Systems Condensers Cooling Modules Direct Fired and Infrared Heaters EGR Coolers Engine Oil Coolers Evaporators Gas Fired Heaters Heat Exchangers Heat Pipe Assemblies Heat Pipes Heat Sinks HVAC Modules Radiators Transmission Oil Coolers	Charge Air Coolers Chillers Close Control Systems Condensers Cooling Modules EGR Coolers Engine Oil Coolers Fuel Coolers Heat Exchangers Heat Pipe Assemblies Heat Pipes Oil Coolers Radiators Retarder Coolers
% of sales	51%	36%



ASIA



Modine Asia
Asia Headquarters and Technical Center
Room 3201-3204
Haitong Securities Tower
No. 689 GuangDong Road
Shanghai 200001, China
(Technical Center in Asan City, South Korea)

Shanghai, China
Zhongshan, China
Asan City, South Korea

Joint Ventures
Anhui Jianghuai Mando Climate Control Co., Ltd.
- Hefei, China (50/50)
Nikkei Heat Exchanger Company, Ltd.
- Kambara, Japan (50/50)

Commercial HVAC&R
Medium- and Heavy-Duty Vehicles
Electronics Cooling
Agriculture and Construction
Automotive and Light Vehicle
Industrial Equipment

Hyundai Motor
Kia Motor
Mobis

Bus & Train A/C Systems
Charge Air Coolers
Compressors
Condensers
Cooling Modules
EGR Coolers
Evaporators
Heat Pipe Assemblies
Heat Pipes
Heaters
Intercoolers
Oil Coolers
Radiators
Vehicular HVAC Modules

13%

SOUTH AMERICA/AFRICA



Johannesburg, South Africa
São Paulo, Brazil

Commercial HVAC&R
Medium and Heavy-Duty Vehicles
Agriculture and Construction
Automotive and Light Vehicle
Industrial Equipment

VW Truck & Bus
MWM / International
AGCO

A/C Systems (Cassettes, Rooftoop)
Charge Air Coolers
Condensers
Cooling Modules
Engine Oil Coolers
Evaporators
Heat Exchangers
HVAC Modules
Radiators
Transmission Oil Coolers

THE FUTURE

Once, OEM suppliers had the luxury of time — time to develop and test; time to manufacture; time to ship — no longer. In today's manufacturing world, time has collapsed. What used to require months takes weeks. Inventory is a thing of the past. Most of our products are shipped just in time, just in sequence. To meet customer demands, we'll continue to locate our resources strategically around the globe.

As our markets evolve, so too will the thrust of our research and development. We'll continue to refine the products that our core markets depend on. But we'll also seek out new markets where our expertise can be applied and from which we can expect a reasonable return.

In the future, we'll continue to grow our existing customer base, while seeking new business in areas where thermal management is a priority.

The ability to anticipate and engineer for the future has long been a Modine hallmark. Many of the patents we hold set new standards for thermal management efficiency. When existing products meet demands, we'll refine them to make them better. When new challenges demand innovation, we'll make sure Modine leads the way.



BOARD OF DIRECTORS *Frank P. Incropera* *Gary L. Neale* *Vincent L. Martin*

BOARD OF DIRECTORS

Richard J. Doyle [A,C,D]
Retired; formerly Chief Executive Officer of three private electrical contracting corporations, Vice President of BorgWarner Corporation, Dearborn, Michigan and President and Chief Executive Officer of BorgWarner Automotive, Inc., Troy, Michigan
Age 73; Director since 1987

Frank P. Incropera [A,C,D]
McCloskey Dean of the University of Notre Dame's College of Engineering, Notre Dame, Indiana
Age 66; Director since 1999

Frank W. Jones [B,C,D]
Independent management consultant, Tucson, Arizona; formerly President and Chief Executive Officer of Giddings & Lewis, Inc.
Age 66; Director since 1982

Dennis J. Kuester [B,D]
Chairman and Chief Executive Officer of Marshall & Ilsley Corporation, Chairman and Chief Executive Officer of M&I Marshall & Ilsley Bank and Chairman of Metavante Corporation, Milwaukee, Wisconsin
Age 64; Director since 1993

Vincent L. Martin [C]
Retired; formerly Chairman and Chief Executive Officer of Jason Incorporated, Milwaukee, Wisconsin
Age 66; Director since 1992

Gary L. Neale [A,B,D]
Chairman; Retired Chief Executive Officer and President, NiSource Inc., Merrillville, Indiana
Age 66; Director since 1977

David B. Rayburn
President and Chief Executive Officer of the Company
Age 58; Director since 2003

Marsha C. Williams [A,B,D]
Executive Vice President and Chief Financial Officer of Equity Office Properties Trust, Chicago, Illinois
Age 55; Director since 1999

Michael T. Yonker [A,B,D]
Retired; formerly President and Chief Executive Officer of Portec, Inc., Lake Forest, Illinois
Age 63; Director since 1993

COMMITTEES OF THE BOARD

(A) Audit Committee: This committee, composed solely of independent directors, appoints the independent auditors; works with the independent auditors in determining audit plan and scope; reviews the results of the audit; oversees management's implementation of systems of internal controls and the adequacy of internal accounting controls; reviews and approves all services and fees of the independent accountants; reviews proposed material changes in accounting or financial reporting practices; and reviews required periodic financial statements.

(B) Officer Nomination & Compensation Committee: This committee, also composed solely of independent directors, reviews and recommends candidates for officer positions, recommends compensation for officers, and administers Modine's incentive stock and compensation plans.

(C) Pension Committee: This committee, composed of directors who are not Modine employees, provides oversight with respect to the investments of Modine's pension, defined contribution and supplemental employee retirement plans.

OFFICERS *Dr. Anthony C. De Vuono* *Gary A. Fahl* *Thomas A. Burke* *Gregory T. Troy* *Margaret C. Kelsey* *David B. Rayburn*





Marsha C. Williams | *Richard J. Doyle* | *Michael T. Yonker* | *David B. Rayburn* | *Frank W. Jones* | *Dennis J. Kuester*

(D) Corporate Governance and Nominating Committee: This committee, composed solely of independent directors, develops and implements policies and processes relating to corporate governance matters, and reviews the backgrounds of prospective nominees to the Board and makes recommendations to the Board regarding such persons.

DIRECTORS EMERITI

Donald R. Johnson
Don R. O'Hare
Earl E. Richter
Wayne J. Roper
Richard T. Savage
Stuart W. Tisdale

OFFICERS

David B. Rayburn
President and Chief Executive Officer
Age 58; joined Company in 1991

Bradley C. Richardson
Executive Vice President Finance and Chief Financial Officer
Age 47; joined Company in 2003

Thomas A. Burke
Executive Vice President
Age 49; joined Company in 2005

James R. Rulseh
Group Vice President
Age 51; joined Company in 1977

Charles R. Katzfey
Group Vice President
Age 59; joined Company in 1987

Klaus A. Feldmann
Group Vice President
Age 52; joined Company in 1996

Dean R. Zakos
Vice President, General Counsel and Secretary
Age 52; joined Company in 1982

Dr. Anthony C. De Vuono
Vice President and Chief Technology Officer
Age 57; joined Company in 1996

Gary A. Fahl
Vice President, Environmental, Safety & Security
Age 51; joined Company in 1981

Gregory T. Troy
Vice President and Chief Human Resource Officer
Age 51; joined Company in 2006

Margaret C. Kelsey
Corporate Treasurer and Assistant Secretary
Age 41; joined Company in 2001

Charles R. Katzfey | *Bradley C. Richardson* | *James R. Rulseh* | *Dean R. Zakos* | *Klaus A. Feldmann*







Sustaining growth requires more of management than simply setting goals and devising policies. It demands constant attention to every aspect of the business — from financial reporting to inventory sourcing, from new product development to new market exploration. A company prospers when management makes sound decisions in all these areas, large and small, year after year.

We have a duty to our stakeholders to explain the decisions we've made throughout the course of the year — because it is the people and institutions that invest their resources and trust in us that enable Modine to remain at the forefront of our industry.

OVERVIEW AND STRATEGIC PLAN

Modine Manufacturing Company is a worldwide leader in thermal management systems and components, bringing heating and cooling technology and solutions to diversified global markets. Founded in 1916, the Company is in its 90th year of operation with a long history of profitability. We operate on 5 continents, in 15 countries, with approximately 7,900 employees worldwide.

Our products are in automobiles, light-, medium- and heavy-duty vehicles, commercial heating, ventilation and air conditioning (HVAC) equipment, refrigeration systems, off-highway and industrial equipment. Our products are also in fuel cell applications and electronic equipment. Our broad product offerings include heat transfer modules and packages, radiators, oil coolers, charge air coolers, vehicular air conditioning, building HVAC equipment, exhaust gas recirculation ("EGR") coolers, and electronics cooling solutions.

CONSOLIDATED STRATEGY

Our goal is to grow profitably as a leading global provider of thermal management technology to a broad range of niche highway, off-highway and industrial end markets. We will achieve this goal over the long term through both organic growth and through selective acquisitions. In order to reach our goal, our strategy is diversification by geography and by end market. We focus on:

- Development of new products and technologies for diverse end markets;
- A rigorous strategic planning and corporate development process; and,
- Operational and financial discipline for improved profitability and long-term stability.

DEVELOPMENT OF NEW PRODUCTS AND TECHNOLOGIES FOR INCREASINGLY DIVERSE END MARKETS

Our heritage and current competitive strength is our ability to develop new products and technologies for current and potential customers and for new, emerging markets. We own three global, state-of-the-art technology centers, dedicated to the development and testing of products and technologies. The centers are located in Racine, Wisconsin in the United States, in Bonlanden, Germany, and in Asan City, Korea. Our reputation for providing quality products and technologies has been a company strength valued by customers, and has led to a history with few product warranty issues.

We continue to benefit from relationships with customers who recognize the value of having us participate directly in product design, development and validation. This has resulted and should continue to result in strong, longer-term customer relationships with companies that value partnerships with their suppliers. In the past several years, our product lines have been under price pressure from increased global competition, primarily from Asia and other low cost areas. At the same time, many of our products containing higher technology have helped us better manage demands from customers for lower prices. Many of our technologies are proprietary, difficult to replicate and are patent protected. We hold over 2,000 patents on our technologies and work diligently to protect our intellectual property.

In general, we spend in excess of $40 million (representing over 20 percent of selling, general and administrative expenses) annually on our product and technology research and development efforts.

STRATEGIC PLANNING AND CORPORATE DEVELOPMENT

We employ both a longer-term (five year) and short term strategic planning process enabling us to assess continually our competitive threats and economic market challenges.

We focus on strengthening our competitive position through strategic, global business development activities. We continuously look for and take advantage of opportunities to advance our position as a global leader, both by expanding our geographic footprint and by expanding into new end markets – all with a focus on thermal management technologies. For the most part, we generate our ideas for potential acquisitions internally. We believe this approach has contributed to our past acquisition successes. This process allows us to identify product gaps in the marketplace, develop new products and make additional investments to fill those gaps. An example of our success from this process has been our expansion activities into the niche HVAC and refrigeration markets in the recent past.

OPERATIONAL AND FINANCIAL DISCIPLINE

We operate in an increasingly competitive global marketplace, therefore, we must manage our business with a disciplined focus on increasing productivity and reducing waste. To support this focus, we operate our plants using various continuous improvement tools such as Kaizen, lean manufacturing, Six Sigma and others. We also operate with a "small plant" philosophy, enabling greater flexibility to manage our asset base, our capacity, and relationships with employees. We also seek low-cost sourcing when and where appropriate. We are accelerating our efforts in this area as costs for materials and purchased parts rose dramatically in the past 12 months, primarily due to global increases in the metals commodity markets. To counter these rising materials prices, we have entered into contracts with some of our customers where these rising costs are passed through to them on a lag basis; although we have had a mixed success with this initiative. In addition, in April 2006, we entered into a hedging strategy to mitigate our exposure to changing aluminum prices, which is our largest materials component.

We follow a rigorous financial process related to all areas of investment and returns, enabling increased profitability and cash flows over the long term. We employ a value based management financial focus, with particular emphasis on working capital improvement and prioritization of capital for investment and disposals – driving past and current improvement in global cash management, debt reduction and access to credit. This focus has given us the flexibility to capitalize on acquisition opportunities, other investments and joint ventures, research and development, stock buy-backs, and dividends. It also helps us identify and take action on underperforming assets in our portfolio, such as our Aftermarket business that was spun off in July 2005.

Our executive management incentive compensation is based on a return on net assets calculation that drives our singular focus for alignment with shareholders' interests when it comes to our capital allocation and asset management decisions. In addition, we maintain a long-term incentive compensation plan for officers and certain key employees which is used to attract, retain and motivate key employees who directly impact the performance of the Company over a time-frame greater than a year. This plan is comprised of stock options, retention restricted stock awards and performance stock awards which are based on a mix of earnings per share growth and growth in our stock price.

CONSOLIDATED MARKET CONDITIONS AND TRENDS

We have experienced unprecedented market conditions over the past year. Our customers are demanding the same high quality products at a lower price. At the same time, we have experienced dramatic increases in the costs of our purchased parts and raw materials – particularly copper, aluminum, steel and natural gas. Raw materials represent approximately 60 percent of our cost of goods sold, and approximately 60 to 70 percent of base material increases are subject to pass-through to our customers on a lag basis. This lag period can average a year or more, based on the agreements we have with an individual customer, and our customers are pushing back on our attempts to pass these costs on. Our strategy to mitigate growing cost pressures is to accelerate new product development, and geographic expansion into new and existing niche markets. As well, we continue to focus on developing new and expanded proprietary technology that is of more value in the marketplace – such as our early stage development of fuel cell technology for energy, vehicular and other applications.

We executed on our stated goals of geographic and end market diversification with the acquisition of Airedale International Air Conditioning Limited ("Airedale") in the United Kingdom in May 2005 for $38 million. Airedale is a leading designer and manufacturer of specialty air conditioning systems, with calendar 2004 revenues of approximately $75 million. This accretive acquisition provided expansion opportunities in niche refrigeration markets in the U.K. and in Europe, and opened up a new channel for us to provide our existing HVAC products in these markets. We also moved closer to our goal of geographic diversification by completing the acquisition of the remaining 50 percent of Radiadores Visconde, our Brazilian joint venture, in May 2006. Radiadores Visconde provides thermal management solutions to the automotive, truck, agricultural and construction equipment, and industrial application markets, as well as the automotive aftermarket for export and for distribution throughout South America. It manufactures a wide array of modules and heat exchanger components for OEMs including radiators, charge air coolers, and oil coolers. The purchase price totaled approximately $17 million, and included an agreement to pay an additional $4 million based on certain future performance goals. This acquisition is anticipated to be accretive in fiscal 2007, and it will aid in the geographic expansion of our business.

SEGMENT INFORMATION – STRATEGY, MARKET CONDITIONS AND TRENDS

On July 22, 2005, our Aftermarket business, formerly reported within the Distributed Products segment, was spun off on a tax-free basis and merged with Transpro, Inc. Transpro, which subsequently changed its name to Proliance International, Inc., was considered the acquirer of the Aftermarket business. Our shareholders retained their Modine common shares and, in the merger, received 0.23581 of a share of common stock of the newly combined company in exchange for each share of Aftermarket common stock issued in the distribution. Subsequent to the merger, Modine shareholders owned approximately 52 percent of Proliance International's common stock. The Aftermarket business has been presented as a discontinued operation for the periods presented in this report.

As a result of this merger and the elimination of the former Distributed Products segment, as well as recent organizational changes in group vice-president responsibilities, Modine expanded its operating segments during fiscal 2006 from three segments previously reported to five reportable segments, as follows: Original Equipment - Americas, Original Equipment - Asia, Original Equipment - Europe, Commercial HVAC&R and Other. We believe the expanded reporting segment structure reinforces the benefits of market, customer and geographic diversification and product breadth around its core business and technology platform in thermal management. Each of these segments is managed at the group vice-president level and has separate financial results reviewed by our chief operating decision makers. These results are used in evaluating the performance of each business segment, and in making decisions on the allocation of resources among our various businesses. Our chief operating decision makers evaluate segment performance with an emphasis on gross margin, and secondarily based on operating income of each segment, which includes certain allocations of Corporate selling, general and administrative expenses.

ORIGINAL EQUIPMENT – AMERICAS (42 PERCENT OF REVENUES)

Our Original Equipment – Americas segment includes products and technologies that are found on vehicles made by commercial original equipment manufacturers ("OEMs"), including Class 3-8 trucks, school buses, transit buses, motor home and motor coaches. It also serves the North American automotive market, as well as the heavy duty and industrial markets, including agricultural, construction and industrial markets; i.e. lift trucks, compressors and power generation.

A factor with a significant impact on 2006 and anticipated 2007 fiscal year results is the 2006 pre-build of U.S. trucks in anticipation of higher emission standards required for diesel engine vehicles built after January 1, 2007. This presents both risks and opportunities. While we experienced significant growth in truck volumes in fiscal 2006, the volume of trucks that will be built in the U.S. will fall in 2007, as customers have been ordering more vehicles in anticipation of the change (the components added to new vehicles will add to the vehicle's cost and reduce its engine efficiency.) This anticipated volume decline will have an impact on our consolidated results in fiscal 2007. The change in emissions standards also provides an opportunity for us, as more of our components are required on each vehicle to meet the new standards, thus our content per vehicle is increasing. Additionally, we have increased our share in this market as a result of new business wins.

Our North American automotive business has experienced considerable deflationary price pressure from OEMs, while at the same time the cost of raw materials and purchased parts has increased. Our U.S. competitors are financially challenged, with both Dana Corporation and Delphi Corporation filing for U.S. Chapter 11 bankruptcy protection, creating additional deflationary price pressure and some excess capacity in the marketplace. On the positive side of this trend, we have experienced increased opportunities to bid on business that was previously not available to us.

In our heavy duty and industrial business, a positive trend is increased emission standards for agricultural and construction equipment – driving increased demand for our components such as EGR coolers.

The overall strategy for this business segment includes several components. First, our strategy is to reposition the segment from a competitive cost position, including reassessing our manufacturing footprint, improving sourcing of raw materials and purchased parts, and other programs intended to increase efficiency and right-size capacity. Second, we are focused on reducing lead times to bring new products to market and offering a wider product breadth.

ORIGINAL EQUIPMENT – ASIA (13 PERCENT OF REVENUES)

Our Asian operation is primarily engaged in providing vehicular climate control systems and powertrain cooling systems to various industrial end markets, the greatest percentage for commercial light truck applications. These products are sold primarily to Korean OEMs who export a significant portion of Korean-made vehicles to other countries. Our largest customers are Hyundai Motor Company and Kia Motors Corporation. Competitors include The Halla group of Visteon Corporation, Doowon Climate Control Company Ltd., Samsung Electronics, and others.

A significant trend in our Asian business is our customers' relative emphasis on lower price over better technology, evidenced by significant price reduction demands from Hyundai Motor and Kia Motors, our key customers. On the upside, many parts that we have supplied as separate components are becoming part of a module, which increases the amount of our content on an engine. Longer-term, hybrid automobiles will be mass produced in Korea – perhaps as soon as 2008. This trend and other needs for technological advances, including environmentally-friendly cooling components, such as CO_2, should create additional demand for our products. Our strategy and focus in this business is to control and reduce costs, secure new business, diversify our product offering and customer base, and establish manufacturing capabilities in China.

ORIGINAL EQUIPMENT – EUROPE (33 PERCENT OF REVENUES)

Our European operation is primarily engaged in providing powertrain cooling systems and vehicular climate control components to various industrial end markets, including automobile, heavy duty and industrial, commercial light truck, bus and off-highway OEMs. These systems include cooling modules, radiators, charge air coolers, oil cooling products, heavy duty exhaust gas recycling products, retarders, and HVAC condensers. Competitors include Behr GmbH & Co., K.G., Valeo, Denso Corporation, AKG, and a variety of other companies.

Trends affecting our European automotive business include significant price-down demands from our European-based customers, price competition from low-cost country manufacturing locations, and material cost increases for aluminum, copper/brass, steel and energy which have not been offset entirely by pass-throughs to our customers. To offset these difficult market conditions in the short term, we continue our focus on various lean manufacturing initiatives and low-cost sourcing. An additional strategy that could have a longer-term benefit on our operations is a recently initiated program to assess our manufacturing footprint. We believe there is an opportunity to be more cost competitive and grow our business at a higher rate if we expand our operations in lower-cost geographic areas.

Our auto, commercial vehicle, bus and off-highway business has experienced increased pricing pressure from customers, which is expected to continue. At the same time customer service expectations have increased. The business experienced strong growth with its medium truck customers and construction machinery customers, while demand for agricultural products was down slightly. Trends going forward, in addition to increased pricing pressure, include consolidation of the customer base and emission legislation that will cause the need for more cooling products and other new products and systems. The manufacturing footprint is Western European-focused – with the exception of one plant in Hungary. The continued profitability of this business is dependent upon developing a lower cost and more automated manufacturing cost base. In the interim, management is focused on continuous improvement techniques and the implementation of longer-term customer agreements.

COMMERCIAL HEATING, VENTILATING AND AIR CONDITIONING EQUIPMENT, AND REFRIGERATION (HVAC&R) (11 PERCENT OF REVENUES)

Our Commercial HVAC&R business provides a variety of niche products in North America, Europe, Asia and South Africa that are used by engineers, contractors and building owners in applications such as warehouses, repair garages, greenhouses, residential garages, schools, computer rooms, manufacturing facilities, banks, pharmaceutical companies, stadiums and retail stores. We manufacture OEM coils (copper tube aluminum fin coils and all aluminum microchannel coils) for heating, refrigeration, air conditioning and vehicular applications. We also manufacture heating products for commercial applications, including gas, electric, oil and hydronic unit heaters, high and low intensity infrared and large roof mounted direct and indirect fired makeup air units. Our cooling products for commercial applications include single packaged vertical units and vertical unit ventilators used in school room applications, computer room air conditioning units, air and water cooled chillers and roof top cooling units used in a variety of commercial building applications.

Competitors include Lennox International (Heatcraft Refrigeration Products), ECO, Thomas & Betts (Reznor), Mestek Inc. (Sterling), Emerson Electric Company (Liebert/Hiross), United Technologies Corporation (Carrier) and Johnson Controls, Inc. (York). Revenues have increased primarily due to the acquisition of Airedale in fiscal 2006. However, the segment has grown organically as well, due to growth in coil sales. Margins in this business have been negatively affected by increased commodity costs – a trend which is expected to continue. Economic conditions, such as demand for new construction, are drivers of demand for the heating and cooling products.

OTHER (2 PERCENT OF REVENUES)

The Other segment is comprised of our electronics cooling and fuel cell businesses.

The electronics cooling business develops and manufactures custom thermal management solutions for electronics OEMs worldwide. With facilities located in North America and the United Kingdom, we offer customers global design and manufacturing support. Our broad product offering includes heat pipes (round, flat/bent, and vapor chambers), heat pipe assemblies (embedded and remote), heat sinks, cold plates, heat exchangers (liquid-to-air and air-to-air), liquid cooling systems, and advanced technologies such as loop heat pipes. We serve a diversified set of markets and industries that include high performance computing (server/storage/embedded), communications, power, military/aerospace, medical, automotive, and transportation. The markets we serve are expected to grow at a mid-single digit compounded annual growth rate. These trends are favorable because the thermal requirements of the end product continue to drive greater demand for heat pipes, heat pipe assemblies, and other advanced solutions.

To improve past performance issues in the electronics cooling business, new management was put in place during the 2006 fiscal year, and the Company moved to reassess the business and its prospects. Our strengths are based on a strong tradition for innovation, product performance and breadth of product lines. Our primary weakness is our cost position. Near term, the new management team is focused on improving manufacturing processes and control, expanding into selected new markets, and improving new product lead times. As part of this reassessment process, management determined that the Taiwan facility, which manufactures heat pipes for personal computer and laptop markets, was not competitive from a cost perspective in these commodity-based markets. Accordingly, in May 2006 we announced the closure of this facility, which is anticipated to be completed by the end of August 2006. In conjunction with the closure, the Company anticipates it will incur approximately $4.0 million of costs related to severance, lease termination, and other closure costs, of which $2.0 million represents anticipated cash payments.

Our fuel cell business is a developmental stage enterprise supporting the highly complex thermal management needs of fuel cell system developers and the thermal dynamic processes used in the production of hydrogen fuel processing, electric devices (stationary power), and vehicle engines.

As macro economic trends have shifted causing increased development of alternatives to oil-based fuel, we have intensified our activity in this business. We are not aware of any competitor of ours that has the same level of focus on this market. Due to increased global demand for fuel cell technology, driven by demand for a sustainable, environmentally sound and independent means of power, we believe demand for our products will increase.

OUTLOOK

The challenging market factors that existed during the second half of fiscal 2006 are anticipated to continue to significantly impact the business into fiscal 2007, including ongoing raw material, energy and health care cost increases, as well as continued pressure from OEMs for price-downs on our products. We also expect to be operating in the fourth quarter of fiscal 2007 with lower demand for truck components, as market demand potentially slows as a result of the pre-buy of diesel engines (used exclusively in U.S. trucks) in anticipation of higher U.S. emissions standards that will be implemented on January 1, 2007. We also anticipate continued challenges through aggressive competition, softer Korean and Chinese economies, and reduced volumes for certain automotive vehicle platforms.

Fiscal 2007 will be positively impacted by a strong line-up of new business programs and the accretive acquisitions of Radiadores Visconde in May 2006 and Airedale in May 2005. We intend to remain focused on our strategies of developing new products and technologies, expanding into new markets and geographies and reducing our costs. These strategies and actions in fiscal 2007 and beyond will make us a more cost competitive, innovative and efficient technology provider to our current and future customers.

In fiscal 2007 and beyond, we will be implementing repositioning plans with a goal of making the Company more efficient. We are examining our manufacturing footprint as well as our cost structure. As we implement these plans, we will incur certain expenditures related to the execution of these repositioning efforts.

CONSOLIDATED RESULTS OF OPERATIONS – CONTINUING OPERATIONS

Fiscal 2006 revenues were a record $1.6 billion, representing an increase of $286 million, or 21 percent, from fiscal 2005. The growth in revenues was primarily related to acquired revenues from the March 2005 acquisition of the heavy-duty original equipment business of Transpro, Inc. in Jackson, Mississippi ("Modine Jackson"), the May 2005 Airedale acquisition, and the full-year impact of the July 31, 2004 acquisition of the Automotive Climate Control Division of WiniaMando Inc. in South Korea ("Modine Korea"). In addition to acquired revenues, the fiscal 2006 growth in revenues was also related to increased organic revenues driven by strength in worldwide truck and heavy-duty volumes. Earnings from continuing operations remained relatively consistent at $61 million in fiscal 2006 versus $62 million in fiscal 2005. The increase in revenues was primarily offset by higher commodity prices, additional customer pricing pressures and increased selling, general and administrative ("SG&A") expenses driven by higher salaries and professional fees. Partially offsetting these increased costs was a decrease in the effective income tax rate based on research and development tax planning strategies implemented during the year.

The following table presents consolidated results from continuing operations on a comparative basis for the years ended March 31, 2006, 2005 and 2004:

Years ended March 31	2006		2005		2004	
(dollars in millions)	$'s	% of sales	$'s	% of sales	$'s	% of sales
Net sales	**$1,629**	**100.0%**	$1,343	100.0%	$980	100.0%
Cost of sales	**1,319**	**81.0%**	1,063	79.2%	769	78.5%
Gross profit	**310**	**19.0%**	280	20.8%	211	21.5%
Selling, general and administrative expenses and restructuring charges	**220**	**13.5%**	185	13.8%	154	15.7%
Income from operations	**90**	**5.5%**	95	7.0%	57	5.8%
Interest expense	**(7)**	**(0.4)%**	(6)	(0.4)%	(5)	(0.5)%
Other income – net	**8**	**0.5%**	9	0.7%	5	0.5%
Earnings from continuing operations before income taxes	**91**	**5.6%**	98	7.3%	57	5.8%
Provision for income taxes	**30**	**1.9%**	36	2.7%	22	2.2%
Earnings from continuing operations	**$ 61**	**3.7%**	$ 62	4.6%	$ 35	3.6%

Year Ended March 31, 2006 Compared to Year Ended March 31, 2005:

Net sales increased $286 million, or 21 percent, to $1.6 billion in fiscal 2006 from $1.3 billion in fiscal 2005. The increase in revenues was driven by recent acquisitions as well as growth in organic revenues. Acquired revenues included $57 million related to the May 2005 acquisition of Airedale, $59 million related to the March 2005 Modine Jackson acquisition, and $95 million related to the July 2004 acquisition of Modine Korea. Organic revenues increased $75 million, driven by strength in truck and heavy-duty and industrial markets. Revenues in worldwide heavy-duty and industrial markets increased $45 million, as construction and agricultural market demand continued to remain strong during fiscal 2006. Revenues in U.S. truck markets increased $22 million, related to strong volumes and pre-buy activity in anticipation of higher U.S. emissions standards that will be implemented on January 1, 2007. Automotive volumes remained relatively consistent year over year, as slight growth in European markets was offset by moderate declines in U.S. markets, based on continued softness experienced in these markets and price down pressures reducing sales prices per unit. Organic Commercial HVAC&R revenues increased modestly, driven by strong coil and condenser sales, especially within the southeastern portion of the U.S.

Gross profit increased $30 million, or 11 percent, to $310 million in fiscal 2006 from $280 million in fiscal 2005. The increase in gross profit is primarily driven by the growth in sales volume during fiscal 2006, partially offset by material price increases. Despite the increase in gross profit, gross margin decreased 180 basis points to 19 percent in fiscal 2006 from 21 percent in fiscal 2005. The primary contributing factor to the decline in gross margin has been the steady increase in raw material prices experienced during fiscal 2006, especially during the third and fourth quarters. The most significant commodities used in our manufacturing process are aluminum and copper. Aluminum prices increased 10 percent on average from fiscal 2005 to fiscal 2006, and copper prices increased 34 percent on average from fiscal 2005 to fiscal 2006. We have agreements with certain customers to pass-through these higher commodity prices to them in our sales price; however, these pass-through agreements can lag up to one year behind the actual price increases, or may not provide us the ability to recover the entire material price increase. These material price increases were the primary factor contributing to the decrease in gross margin, as the material component of cost of sales increased from 47 percent of net sales in fiscal 2005 to 49 percent of net sales in fiscal 2006. In addition, the decline in gross margin is related to a $3.6 million property, plant and equipment impairment charge recorded during fiscal 2006 within the Taiwan operation of the electronics cooling business, and a $1.7 million charge related to an early retirement program initiated in our Korean operation during fiscal 2006.

SG&A expenses increased $35 million, or 19 percent, to $220 million in fiscal 2006 from $185 million in fiscal 2005. Approximately $24 million of the increase in SG&A was related to the acquired businesses in fiscal 2006 and 2005. The remaining increase in SG&A was driven by higher salaries and other compensation related to headcount increases, a $0.8 million charge related to the Korean early retirement program initiated during fiscal 2006, as well as incremental professional services incurred in conjunction with certain market studies, tax projects, and other process improvement activities. The increase in gross profit, offset by the increase in SG&A expenses, contributed to the $5 million decrease in operating income from $95 million in fiscal 2005 to $90 million in fiscal 2006.

Interest expense increased $1 million from fiscal 2005 to fiscal 2006, related to an increase in outstanding debt during the year, partially offset by a reduction in effective interest rate achieved in conjunction with refinancing activities completed during the fiscal year. Borrowings increased during fiscal 2006 to finance the Airedale acquisition ($38 million) and the share repurchase program ($81 million).

Other income decreased $1 million from fiscal 2005 to fiscal 2006. This decrease is primarily comprised of a reduction in equity earnings of non-consolidated joint ventures and a reduction in foreign currency transaction gains based on differences in foreign currency exchange rates and transactions between fiscal 2005 and fiscal 2006. These decreases are partially offset by increases in interest income and a $1.7 million settlement gain recorded during fiscal 2006 related to the Korean acquisition.

The provision for income taxes decreased $6 million, or 17 percent, to $30 million in fiscal 2006 from $36 million in fiscal 2005. In addition, the effective income tax rate decreased to 32.9 percent in fiscal 2006 from 37.0 percent in fiscal 2005. The decrease in the effective income tax rate was related to a $4.4 million research and development tax credit recorded during fiscal 2006, partially offset by $2.0 million of income tax expense recorded during the year in conjunction with $85 million of cash repatriated to the U.S. from a foreign location under the American Jobs Creation Act of 2004. The effective income tax rate differed from the U.S. statutory income tax rate of 35 percent primarily due to the impact of the research and development credit and tax on repatriation discussed above, as well as the impact of various state and foreign income taxes.

Year Ended March 31, 2005 Compared to Year Ended March 31, 2004:

Net sales increased $363 million, or 37 percent, to $1.3 billion in fiscal 2005 from $1.0 billion in fiscal 2004. The increase in revenues was partially driven by $116 million of acquired revenues related to the Korean acquisition in July 2004 and $5 million of acquired revenues related to the March 2005 Modine Jackson acquisition. In addition, we experienced strong performances in our North American truck and heavy-duty markets, as well as the European heavy-duty and automotive markets.

Gross profit increased $69 million, or 33 percent, to $280 million in fiscal 2005 from $211 million in fiscal 2004. The increase in gross profit is primarily driven by the growth in sales volume during fiscal 2005. Despite the increase in gross profit, gross margin decreased 70 basis points to 20.8 percent in fiscal 2005 from 21.5 percent in fiscal 2004. Contributing factors to the decline in gross margin were the increase in raw material prices, pressure for OEM price-downs and higher energy costs. Lower gross margins earned in the newly acquired Korea operations also led to the decline in the gross margin. Partially offsetting these decreases were improvements in manufacturing overhead and labor costs driven by lower than expected warranty costs related to new program introductions.

SG&A expenses increased $31 million, or 20 percent, to $185 million in fiscal 2005 from $154 million in fiscal 2004. Approximately $10 million of the increase in SG&A was related to the acquired Korean operations during fiscal 2005. The remaining increase in SG&A was driven by higher compensation and related benefit costs, costs associated with compliance with the Sarbanes-Oxley Act of 2002, and higher personnel costs as the Company expanded its global presence. The increase in gross profit, partially offset by the increase in SG&A expenses, contributed to the $38 million increase in operating income from $57 million in fiscal 2004 to $95 million in fiscal 2005.

The provision for income taxes increased $14 million, or 64 percent, to $36 million in fiscal 2005 from $22 million in fiscal 2004, primarily driven by the growth in pre-tax earnings. The effective income tax rate decreased to 37.0 percent in fiscal 2005 from 38.2 percent in fiscal 2004. The decrease in the effective income tax rate was primarily related to a decrease in the valuation allowance requirements in fiscal 2005 versus fiscal 2004 related to certain foreign tax loss carryforwards. The effective income tax rate differed from the U.S. statutory income tax rate of 35 percent primarily due to the impact of the valuation allowance discussed above, as well as the impact of various state and foreign income taxes.

DISCONTINUED OPERATIONS

On July 22, 2005, the Company completed the previously announced spin off of its Aftermarket business on a debt-free and tax-free basis to its shareholders and the immediate merger of the spun off business into Transpro. The Aftermarket business, which was a part of the former Distributed Products segment, has been presented as a discontinued operation in the consolidated financial statements. In fiscal 2006, the Company recorded, as a result of the spin off transaction, a non-cash charge to earnings of $53.5 million, representing the difference between the value Modine shareholders received in the new company of $51.3 million, a function of the stock price of Transpro at the closing, and the $101.4 million in asset carrying value of Modine's Aftermarket business; and $3.4 million of foreign currency translation loss recognized at the date of the transaction. The net assets spun off in the transaction were primarily comprised of inventory, accounts receivable and property, plant and equipment. As a result of the discontinued operations presentation, the net earnings (loss) related to the discontinued operations of $351,000, ($24,000) and $4,944,000 for fiscal years 2006, 2005 and 2004, respectively, has been separately presented in the Consolidated Statements of Earnings as a component of earnings (loss) from discontinued operations (net of income taxes).

SEGMENT RESULTS OF OPERATIONS

Original Equipment – Americas

Years ended March 31	2006		2005		2004	
(dollars in millions)	$'s	% of sales	$'s	% of sales	$'s	% of sales
Net sales	**$682**	**100.0%**	$590	100.0%	$459	100.0%
Cost of sales	**559**	**82.0%**	471	79.8%	362	78.9%
Gross profit	**123**	**18.0%**	119	20.2%	97	21.1%
Selling, general and administrative expenses	**41**	**6.0%**	35	5.9%	36	7.8%
Income from operations	**$ 82**	**12.0%**	$ 84	14.3%	$ 61	13.3%

Net sales within the Original Equipment - Americas segment increased $131 million, or 29 percent, from fiscal 2004 to fiscal 2005, and increased $92 million, or 16 percent, from fiscal 2005 to fiscal 2006. This segment has experienced strong sales volumes in truck and heavy duty and industrial markets over the years presented. These strong volumes are attributable to strength in the truck, agriculture and construction markets, as well as high pre-buy activity in anticipation of the January 1, 2007 emission regulations primarily within the truck markets. In addition, the March 2005 Modine Jackson acquisition contributed $59 million toward the fiscal 2006 growth in net sales. Partially offsetting these increased volumes were reduced sales within the North American automotive markets over the prior two years, as several automakers have gone through inventory corrections, in part triggered by higher gas prices and a consumer shift from light trucks and full SUV's to cars and small SUV's.

Gross profits have increased correspondingly to the increase in net sales over the past two years. However, gross margins have decreased from 21.1 percent in fiscal 2004, to 20.2 percent in fiscal 2005, to 18.0 percent in fiscal 2006. This deterioration in gross margin has been driven by the increasing raw material costs over the past two years, as well as continued pricing pressures placed on us by the OEMs in these markets. In order to minimize these trends, the Company is pursuing a number of action items, including review of foreign suppliers and low-cost sourcing of purchases, hedging strategies for commodity prices, especially aluminum, and review of our pass-through agreements with our customers. SG&A expenses have held relatively consistent as a percentage of sales within this segment. The incremental sales volumes and margins in fiscal 2005 contributed to the $23 million increase in income from operations from fiscal 2004, resulting in an 18 percent conversion rate on incremental sales volume. However, this conversion rate was unable to be maintained into fiscal 2006 given further accelerated increases of commodity prices and customer pricing pressures, resulting in the $2 million decrease in income from operations from fiscal 2005 to fiscal 2006.

Original Equipment – Asia

Years ended March 31	2006		2005		2004	
(dollars in millions)	$'s	% of sales	$'s	% of sales	$'s	% of sales
Net sales	**$207**	**100.0%**	$116	100.0%	N/A	N/A
Cost of sales	**188**	**90.8%**	104	89.7%	N/A	N/A
Gross profit	**19**	**9.2%**	12	10.3%	N/A	N/A
Selling, general and administrative expenses	**20**	**9.7%**	10	8.6%	N/A	N/A
Income from operations	**$ (1)**	**(0.5%)**	$ 2	1.7%	N/A	N/A

Modine Korea was acquired by the Company in July 2004. In its seven months of results in fiscal 2005, Modine Korea recorded a slight decline from pre-acquisition levels in sales and reduced operating income, primarily due to the launch of new programs with tighter margins resulting directly from increased market pricing pressure. In addition, an administrative office was opened in Shanghai, China to support growth in the Asian markets, which contributed to reduced operating income. Modine Korea's fiscal 2006 sales were positively impacted by exchange rate changes of $7.9 million during fiscal 2006, but remained relatively consistent on a local currency basis. Operating results were slightly reduced from fiscal 2005 on an annualized basis, primarily related to the softening of the Korean economy which has led to greater competition in the domestic vehicle market, increasing the pricing pressure on the supply base. In addition, material prices have also adversely impacted the income from operations. During fiscal 2006, an early retirement program was initiated in Korea, which resulted in a $2.5 million charge recorded during the year. This charge further contributed to the reduction in income from operations.

Original Equipment – Europe

Years ended March 31	2006		2005		2004	
(dollars in millions)	$'s	% of sales	$'s	% of sales	$'s	% of sales
Net sales	**$539**	**100.0%**	$496	100.0%	$389	100.0%
Cost of sales	**417**	**77.4%**	384	77.4%	310	79.7%
Gross profit	**122**	**22.6%**	112	22.6%	79	20.3%
Selling, general and administrative expenses	**50**	**9.3%**	50	10.1%	34	8.7%
Income from operations	**$ 72**	**13.3%**	$ 62	12.5%	$ 45	11.6%

Net sales within the Original Equipment - Europe segment increased $107 million, or 28 percent, from fiscal 2004 to fiscal 2005. Approximately $65 million of this increase came from growth in the heavy-duty market, which has experienced strong sales volumes within agriculture and construction products. The remaining fiscal 2005 increase of approximately $40 million related to strong customer programs within the European automotive markets, partially offset by a $10.0 million decrease related to exchange rate changes. During fiscal 2006, the $43 million, or 9 percent increase in net sales was primarily driven by growth in the heavy-duty market, which continued to show strength similar to the prior year. Automotive sales increased in fiscal 2006, but at a much slower pace than that experienced in the prior year. The European automotive market is showing signs of increased competitive pressures and price-down pressures from customers, which contributed to the slowing growth in these markets during fiscal 2006.

Gross profits have increased correspondingly to the increase in net sales over the past two years. In addition, gross margins have increased from 20.3 percent in fiscal 2004, to 22.6 percent in fiscal 2005 and 2006. This improved gross margin from fiscal 2004 to fiscal 2005 and fiscal 2006 is related to the high sales volumes and favorable conversion costs generated over the past two years, especially within the heavy-duty markets. However, the automotive markets have shown a slight deterioration in gross margin in fiscal 2006 driven by the increasing raw material costs as well as increased pricing pressures placed on us by the OEMs in these markets during the current year. These pricing pressures are anticipated to accelerate into fiscal 2007. SG&A expenses were held consistent from fiscal 2005 to fiscal 2006 on a larger sales base, resulting in a reduction in SG&A as a percentage of sales within this segment. The incremental sales volumes and margins in fiscal 2005 and fiscal 2006 contributed to the $17 million increase in income from operations from fiscal 2004 to fiscal 2005, and the $10 million increase in income from operations from fiscal 2005 to fiscal 2006.

Commercial HVAC&R

Years ended March 31	2006		2005		2004	
(dollars in millions)	$'s	% of sales	$'s	% of sales	$'s	% of sales
Net sales	**$171**	**100.0%**	$103	100.0%	$89	100.0%
Cost of sales	**127**	**74.3%**	74	71.8%	63	70.8%
Gross profit	**44**	**25.7%**	29	28.2%	26	29.2%
Selling, general and administrative expenses	**29**	**17.0%**	16	15.5%	15	16.9%
Income from operations	**$ 15**	**8.7%**	$ 13	12.7%	$11	12.3%

Net sales within the Commercial HVAC&R segment increased $14 million, or 16 percent, from fiscal 2004 to fiscal 2005, and increased $68 million, or 66 percent from fiscal 2005 to fiscal 2006. The majority of the current year increase is related to the Airedale acquisition, that contributed $57 million of net sales during fiscal 2006. In addition, strong coil and condenser sales, especially in southeastern portions of the U.S. related to Hurricane Katrina, also contributed to the fiscal 2006 increase in net sales.

Gross profits have increased correspondingly to the increase in net sales over the past two years. However, gross margins have decreased over this period from 29.2 percent in fiscal 2004, to 25.7 percent in fiscal 2006. Lower gross margins earned in the newly acquired Airedale operations were the primary factor leading to the decline in the gross margin from fiscal 2005 to fiscal 2006. Modest commodity pricing pressures for certain component products have also contributed to the reduction in gross margins over the past two years. SG&A expenses increased $13 million from fiscal 2005 to fiscal 2006, primarily driven by incremental SG&A expenditures absorbed in the Airedale acquisition. The $2 million increase in income from operations in fiscal 2006 was driven by the accretive Airedale acquisition, however at a lower operating margin percentage.

Other

Years ended March 31	2006		2005		2004	
(dollars in millions)	$'s	% of sales	$'s	% of sales	$'s	% of sales
Net sales	**$ 35**	**100.0%**	$38	100.0%	$40	100.0%
Cost of sales	**37**	**105.7%**	35	92.1%	38	95.0%
Gross profit	**(2)**	**(5.7%)**	3	7.9%	2	5.0%
Selling, general and administrative expenses	**13**	**37.1%**	14	36.8%	15	37.5%
Income from operations	**$(15)**	**(42.8%)**	$(11)	(28.9%)	$(13)	(32.5%)

The other segment is comprised of the electronics cooling business and the fuel cell business. The reduction in sales, gross profit and income from operations is primarily driven by weaknesses experienced in the electronics cooling market. Sales volumes within this business have continued to struggle, and operating performance problems coupled with significant competitive pricing pressures have contributed to the reduction in income from operations, especially within the commodity heat pipe markets. During fiscal 2006, an impairment charge of $3.6 million was recorded within this segment related to the Taiwan operation of the electronics cooling business given the operating losses and market pressures impacting this business. On May 22, 2006, we announced the closure of the Taiwan facility, which is anticipated to be completed by August 31, 2006. The closure of this facility will result in a pre-tax charge of approximately $4.0 million during fiscal 2007, related to severance, lease termination costs and other facility closure costs. This closure will provide management the opportunity to focus our attention and manufacturing assets to better serve the advanced thermal solutions portion of the electronics cooling market.

LIQUIDITY AND CAPITAL RESOURCES

The primary sources of liquidity are cash flow from operating activities and borrowings under lines of credit provided by banks in the United States and abroad. The Company expects to meet its future operating, capital expenditure and strategic acquisition costs primarily through a combination of these sources.

For the sixth consecutive year, cash flows from operating activities exceeded $100 million. As a result, the Company ended the fiscal year with a solid balance sheet and financial position, providing the Company with the ability to fund various key programs and pursue growth opportunities while preserving financial flexibility. The Company expects cash flows to remain strong in fiscal 2007 while continuing to improve asset utilization. Working capital, which continues to be a key management focus, stood at $117.2 million at the end of fiscal 2006, sharply lower than the $164.2 million one year ago, primarily due to the impact from the Company's spin off of its Aftermarket business completed during the year. Compared with the prior year, days sales outstanding decreased three days to 51 days. Inventory turns increased from 8.8 to 15.4, again primarily due to the impact of the Aftermarket business spin off.

Cash decreased $24.3 million to $30.8 million at fiscal 2006 year end. The ratio of Modine's total debt to capital was 23.8 percent at the end of fiscal 2006 compared to 13.8 percent at the end of fiscal 2005. Total debt increased $52.2 million to $157.8 million, due in large part to the $38.0 million Airedale acquisition and the $82.8 million the Company spent on repurchasing its stock, which is comprised of $80.7 million acquired through stock repurchase programs and $2.1 million of treasury stock acquisitions. Other key programs funded during the fiscal year were an increased per-share dividend in the total amount of $23.9 million and capital expenditures of $79.9 million. These programs were financed by a drawdown of surplus cash and the use of existing lines of credit. With respect to fiscal 2007, the Company completed the acquisition of Radiadores Visconde of Sao Paulo, Brazil in May 2006 for $17.0 million less cash acquired of $3.4 million. It is anticipated that scheduled debt repayments in fiscal 2007 will be funded through surplus cash generated by operations.

Worldwide, Modine had approximately $194.4 million in unused lines of credit at March 31, 2006, as compared with $218.8 million at March 31, 2005.

On September 29, 2005, the Company entered into a note purchase agreement of 4.91 percent Notes due September 29, 2015 in an aggregate principal amount of $75.0 million. The Company used the proceeds from the sale of the Notes for general corporate purposes, including the payment of the euro denominated debt due the same day. The note purchase agreement is structured with specific terms which are further detailed in Note 17 of the Notes to the Consolidated Financial Statements.

On December 20, 2005, the Company borrowed the aggregate principal amount of 71.0 million euro under a Credit Agreement. The aggregate commitment of 71.0 million euro includes 30.0 million euro repaid during the third quarter of fiscal 2006 and 41.0 million euro to be repaid on or before September 30, 2009 and recorded as long-term debt in the financial statements. For further details, see Note 17 of the Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements

None.

Contractual Obligations

March 31, 2006 (dollars in thousands)

	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Long-term debt (including interest)	$194,487	$ 6,927	$ 16,779	$80,505	$ 90,276
Operating lease obligations	22,553	5,185	7,077	4,599	5,692
Capital expenditure commitments	35,353	35,353	—	—	—
Other long-term obligations	4,858	54	108	108	4,588
Total contractual obligations	$ 257,251	$47,519	$23,964	$85,212	$100,556

Net Cash Provided by Operating Activities

Net cash provided by operating activities in fiscal 2006 was $131.9 million, down $22.3 million from the prior year of $154.2 million. Major changes in operating assets and liabilities contributing to the overall decrease in cash provided by operating activities were a $23.2 million decrease in cash from accounts receivable, a reflection of increased sales and a $31.7 million increase in accounts payable which grew in response to working capital initiatives and the timing of payments. Other decreases include a $7.7 million year over year reduction to cash from a change in inventories, a $5.5 million decrease in cash due to accrued compensation and employee benefits, a $7.2 million reduction due to a change in income taxes a $9.1 million reduction due to accrued expenses and other current liabilities and a $3.3 million decline from other non-current assets and liabilities. A favorable change in other current assets impacted cash flow by $3.1 million.

Net cash provided by operating activities in fiscal 2005 was $154.2 million, up $45.5 million from the prior year of $108.7 million. Major factors contributing to the increase were higher net earnings of $21.2 million, which included earnings from the date of acquisition, on a one-month lag, for the newly acquired Modine Korea business, and one month of earnings from the acquired Modine Jackson business. Other major factors included a reduction in inventory, year-over-year, of $8.5 million, an increase in depreciation and amortization of $8.0 million, and an increase in unfunded pension expense of $3.2 million over the prior year. Other increases included $5.4 million in other current assets and $7.0 million of accrued compensation and employee benefits, due to changes in the timing of actual remittances. These changes were offset by a $13.5 million decrease in accounts payable due to variations in the timing of purchasing activities.

Net cash provided by operating activities in fiscal 2004 was $108.7 million, down $1.3 million from the prior year of $110.0 million. Major positive influences contributing to the overall change were higher net earnings of $27.8 million, an increase in depreciation and amortization of $6.6 million, and a reduction in inventory, year-over-year, of $4.0 million. These changes were more than offset by a year-over-year increase in accounts receivable of $19.2 million as a result of higher sales volumes, a $22.8 million goodwill impairment non-cash charge taken in fiscal 2003 as a result of the cumulative effect of an accounting change, and a $5.5 million year-over-year change in (gains)/losses from the disposition of property, plant and equipment and the sale of a business in the prior year.

Capital Expenditures

Capital expenditures were $79.9 million for fiscal 2006, which were $11.3 million higher than the prior year. The primary spending occurred in the Original Equipment - Americas segment which recorded $19.9 million in additions, the European segment which totaled $28.1 million and Corporate which accounted for $18.3 million in capital spending. Spending on truck programs in North America and Europe together with spending on programs for BMW in Europe and Commercial HVAC&R's PF^2 programs in North America accounted for some of the more significant equipment and tooling expenditures. The implementation of new manufacturing and financial systems in North America also contributed to the growth in expenditures in the current year.

Capital expenditures for fiscal 2005 were $68.6 million, $4.0 million lower than the prior year. Significant capital spending items included $4.3 million of spending in Wackersdorf and Pliezhausen, Germany to supply BMW programs; $1.4 million of carryover expenses from fiscal 2004's European wind tunnel project; and new machinery, equipment and tooling for new and existing truck products and customers such as the ITEC EGR and 2007 charge air cooler redesign projects, as well as the new Deere EGR program, and Commercial HVAC&R's PF^2 program. North American additions were $28.3 million, European additions totaled $35.1 million, and Asian additions were $5.2 million.

Capital expenditures for fiscal 2004 were $72.5 million, $22.0 million higher than the prior year. Major areas of capital spending included continued spending on a new assembly plant in Wackersdorf, Germany to supply BMW programs; ongoing expenditures for the wind tunnel, new Technical Center and administration building in Bonlanden, Germany; and costs associated with the purchase of new equipment and tooling for new customer programs and process improvements at Company facilities around the globe.

Acquisitions and Investments in Affiliates

Modine spent $38.0 million, net of cash acquired, on the acquisition of Airedale in May of fiscal 2006. Refer to Note 12 of the Notes to the Consolidated Financial Statements for further details.

During fiscal 2005, Modine spent $102.2 million on acquisitions: $16.6 million on the purchase of a 100 percent interest in Transpro's heavy-duty original equipment facility in Jackson, Mississippi, and $85.6 million on a three-tiered acquisition of WiniaMando's Korea- and China-based operations. The acquisition of the WiniaMando operations resulted in two wholly owned facilities in Asan City, South Korea and Shanghai, China, as well as a 50 percent interest in a joint venture in Hefei, China. There were no acquisitions in the previous fiscal year.

Spin off of Aftermarket Business

During fiscal 2006 the Company completed the spin off of its Aftermarket business as discussed in Note 13 of the Notes to the Consolidated Financial Statements. Included in the assets that were spun off was $6.3 million of cash. As part of the spin off Modine shareholders received $51.3 million of Proliance stock which is shown as non-cash activity in the accompanying consolidated statements of cash flows.

Proceeds from the Disposition of Assets

In fiscal 2006, the Company received proceeds from the disposition of assets of $0.9 million. These dispositions were spread across operating segments and consisted primarily of machinery and equipment of insignificant amounts.

During fiscal 2005, Modine received $2.0 million in proceeds from the disposition of assets, including approximately $0.6 million from the sale of equipment related to the Guaymas, Mexico facility closure, $0.8 million from a customer-specific tooling buyout in the Original Equipment - Americas segment, and $0.6 million from the sales of other equipment.

During fiscal 2004, Modine received $4.8 million in proceeds from the disposition of assets, including the sales of its facilities located in St. Paul, Minnesota for approximately $2.0 million, LaPorte, Indiana for $1.3 million, and Strongsville, Ohio for $0.8 million, as well as $0.7 million for the sales of other equipment.

Changes in Debt: Short- and Long-Term

In fiscal 2006, overall debt increased $52.2 million primarily from new borrowings in Europe and North America. Domestically, debt grew by $13.4 million as $75.0 million was borrowed through a private placement of notes while $60.6 million was repaid on a loan that matured in September 2005. The remaining $1.0 million decrease results from a repayment under the revolving credit agreement with Bank One. In Europe, a new 71.0 million euro loan was taken out in December 2005 with the proceeds being used to purchase a portion of the shares in Modine's Austrian operating subsidiary, Modine Austria GmbH, for the purpose of repatriation of cash from Modine subsidiaries in Europe. At March 31, 2006, 30 million euro has been repaid leaving 41 million euro outstanding. Short-term loans outstanding of $6.0 represent overdrafts at the Company's European subsidiaries.

In fiscal 2005, debt decreased $104.8 million, due largely to $24.8 million in repayments of long-term debt by Europe, as well as repayments of $80.0 million on the existing bank revolver. These reductions in long-term debt were offset by a $115.0 million increase, which included $49.0 million to finance the acquisition of the ACC Division of WiniaMando Inc., and $17.0 million to finance the acquisition of Modine Jackson. The remaining $5.0 million was borrowed on the Bank One revolver to satisfy working capital requirements. In October 2004, Modine's $150 million multi-currency, revolving credit facility was amended and restated for an extension of five years and an increase to $200 million, with an additional feature that allows another $75 million to be borrowed. In conjunction with the facility's modification a simultaneous payment and re-borrowing of $44.0 million occurred with no impact on the Company's outstanding debt.

In fiscal 2004, debt decreased $33.9 million due to repayments of long-term debt consisting of $18.0 million on the existing bank revolver and $0.5 million related to the fiscal 1999 acquisition of Core Holdings, Inc., $9.8 million representing the Company's final payment for its 50 percent equity purchase, in fiscal 1999, of Radiadores Visconde in Brazil, and $5.6 million in scheduled payments and early repayments of European debt.

Common Stock and Treasury Stock

In fiscal 2006, the Company initiated two common stock share repurchase programs that were approved by the Board of Directors. Under these programs, the Company repurchased and retired 2,440,000 shares of the Company's common stock for $80.7 million by March 31, 2006. The programs were undertaken to offset dilution created by shares issued for stock option and award plans, as well as to repurchase shares when the Company believes market conditions are favorable. In addition to these repurchases, the Company also repurchased 64,000 common shares for treasury at a cost of $2.1 million. These repurchases were mainly to satisfy tax withholdings requirements for restricted stock awards that vested and stock option exercises. Common stock and treasury stock activity is further detailed in Note 21 of the Notes to the Consolidated Financial Statements.

Dividends Paid

Dividends for fiscal 2006, 2005, and 2004 were $23.9 million, $21.6 million, and $18.7 million, respectively. The effective dividend rates paid were 70, 63, and 55 cents per share, respectively, which represent an 11 percent, 15 percent and 10 percent increase over the respective prior years. On May 17, 2006, the Board of Directors declared a quarterly dividend of 17.5 cents per share payable on June 9, 2006 to shareholders of record on May 30, 2006. The dividend rate remained unchanged from the prior quarter.

Settlement of Derivative Contracts

In fiscal 2006, the Company entered into a derivative forward contract which was used to mitigate cash flow losses for maturing foreign denominated debt. This contract was settled during the year with a loss of $0.4 million recorded within the consolidated statement earnings. In addition, the Company also entered into a cash flow hedge of a benchmark interest rate in anticipation of a private placement borrowing. This contract was settled during the year with a loss of $1.8 million being recorded. This loss was reflected as a component of accumulated other comprehensive income (loss) and is being amortized to interest expense over the ten-year life of the private placement borrowing. During fiscal 2006, $0.1 million of this loss was recognized as interest expense, and the remaining loss of $1.7 million is deferred in accumulated other comprehensive income (loss) at March 31, 2006, net of income taxes of $0.7 million.

RESEARCH AND DEVELOPMENT

In fiscal 2006, Modine increased its research and development (R&D) spending by 19.5 percent to $48.5 million from $40.6 million one year ago. Investment in R&D has increased at an average annual rate of approximately 17 percent since fiscal 2004. During fiscal 2006, R&D efforts have been focused on new products and technologies to respond to market trends due to environmental legislation as well as energy efficiency and fuel economy. These key market drivers are shaping and influencing our customers' future thermal management needs. Legislation on NOx and particulate emissions for diesel engines continues to have a dramatic impact on the operating conditions of our heat exchangers. As a result, many new heat exchanger and cooling module platforms have been developed and will start to launch in fiscal 2007 in order to help our customers comply with this legislation. Likewise, concern over global warming is continuing to cause the industry to consider replacing current refrigerants such as R-134a with new, environmentally friendly refrigerants such as CO_2. A newly formed HVAC group has grown out of the R&D area. Knowledge developed from R&D activities will be used to develop improved HVAC product platforms, including products to comply with potential anti-idling legislation for heavy vehicles. Energy efficiency legislation is also driving opportunities for high performance, lightweight heat exchangers in commercial markets. Modine continues to refine the product development process for all of its markets, including the use of virtual simulation to increase efficiency and reduce time to market with new designs.

Modine ended the year with 2,204 worldwide patents, an increase of 155 patents over the prior year. Modine is focused on the long-term commercialization of our intellectual property and research, and believes that these investments will result in new and next generation products and technologies.

CRITICAL ACCOUNTING POLICIES

The following critical accounting policies reflect the more significant judgments and estimates used in preparing the financial statements. Application of these policies results in accounting estimates that have the greatest potential for a significant impact on Modine's financial statements. The following discussion of these judgments and estimates is intended to supplement the Summary of Significant Accounting Policies presented in Note 1 of the Notes to the Consolidated Financial Statements.

Revenue Recognition

The Company recognizes revenue, including agreed upon commodity price increases, as products are shipped to customers and the risks and rewards of ownership are transferred to our customers. The revenue is recorded net of applicable provisions for sales rebates, volume incentives, and returns and allowances. At the time of revenue recognition, the Company also provides an estimate of potential bad debts and warranty expense. The Company bases these estimates on historical experience, current business trends and current economic conditions. The Company recognizes revenue from various licensing agreements when earned except in those cases where collection is uncertain, or the amount cannot reasonably be estimated until formal accounting reports are received from the licensee.

Impairment of Long-Lived and Amortized Intangible Assets

The Company performs impairment evaluations of its long-lived assets, including amortized intangibles, whenever business conditions or events indicate that those assets may be impaired. When the estimated future undiscounted cash flows to be generated by the assets are less than the carrying value of the assets, the assets are written down to fair market value based on a discounted cash flow approach and a charge is recorded to current operations.

Impairment of Goodwill

Impairment tests are conducted at least annually unless business events or other factors indicate a need to perform the testing more often. The Company conducts its annual review of goodwill for impairment in the third quarter. The recoverability of goodwill was determined by estimating the future discounted cash flows of the businesses to which the goodwill relates. The rate used in determining discounted cash flows is a rate corresponding to our cost of capital, adjusted for risk where appropriate. In determining the estimated future cash flows, current and future levels of income were considered as well as business trends and market conditions.

Warranty

Estimated costs related to product warranties are accrued at the time of the sale and recorded in cost of sales. Estimated costs are based on the best information available, which includes using statistical and analytical analysis of both historical and current claim data. Original estimates, accrued at the time of sale, are adjusted when it becomes probable that expected claims will differ materially from these initial estimates.

Tooling

Pre-production tooling costs incurred by the Company in manufacturing products under various customer programs are capitalized, net of any customer reimbursements, when the Company retains title to the tooling. These costs are amortized over the program life or three years, whichever is shorter, and recorded in cost of sales in the consolidated statements of earnings. For customer-owned tooling costs incurred by the Company, a receivable is recorded when the customer has guaranteed reimbursement to the Company. The reimbursement period may vary by program and customer.

Pensions and Postretirement Benefits Other Than Pensions

The calculation of the expense and liabilities of Modine's pension and postretirement plans are dependent upon various assumptions. The most significant assumptions include the discount rate, rate of compensation increase, long-term expected return on plan assets, and future trends in health care costs. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation. In accordance with generally accepted accounting principles, actual results that differ from these assumptions are accumulated and amortized over future periods. These differences may impact future pension or postretirement benefit expenses and liabilities. The Company replaced the existing defined-benefit pension plan with a defined-contribution plan for salaried-paid employees hired on or after January 1, 2004. In addition, the Modine Salaried Employee Pension Plan was modified so that no service performed after March 31, 2006 will be counted when calculating an employee's years of credited service under the pension plan formula. At the current pension assumption rates, we would expect pension expense to decline steadily going forward. Timing of these savings could be impacted by an early retirement program announced by the Company on May 22, 2006. This program could accelerate, on a short-term basis, the Company's expenses and liabilities, depending on the number and identity of employees who accept the program. The Company expects to know the extent of this impact prior to filing its quarterly report on Form 10-Q for the first quarter of fiscal 2007. We believe the defined contribution plan will, in general, allow the Company a greater degree of flexibility in managing retirement benefit costs on a long-term basis.

For the following discussion regarding sensitivity of assumptions, all amounts presented are in reference to the domestic pension plans since the domestic plans comprise 100 percent of the Company's total benefit plan assets and the large majority of the Company's pension plan expense.

To determine the expected rate of return, Modine considers such factors as (a) the actual return earned on plan assets, (b) historical rates of returns on the various asset classes in the plan portfolio, (c) projections of returns on those asset classes, (d) the amount of active management of the assets, and (e) capital market conditions and economic forecasts. The long-term rate of return utilized in fiscal 2005 was 8.75 percent. For fiscal 2006, Modine lowered the long-term rate of return to 8.5 percent, which resulted in an approximately $0.5 million impact on fiscal 2006 pension expense. For fiscal 2007, the Company excepts to hold this assumption constant at 8.5 percent, in part because of benefits anticipated from changes the Company has made in the administration of plan assets. The impact of a 25 basis point increase in the expected rate of return on assets would result in a $0.6 million decrease in fiscal 2007 pension expense.

The discount rate reflects rates available on long-term, high quality fixed-income corporate bonds, reset annually on the measurement date of December 31. For fiscal 2007, the Company expects to use a discount rate of 5.75 percent, reflecting no change from fiscal 2006. The Company based this decision on a yield curve that was created following an analysis of the projected cash flows from the affected plans. See Note 3 of the Notes to the Consolidated Financial Statements for additional information. Changing Modine's discount rate by 25 basis points would impact the fiscal 2007 domestic pension expense by approximately $0.7 million.

In addition, the Company changed its mortality table assumption as of the December 31, 2005 measurement date to keep current with overall demographic trends. This change will result in an increase in the Company's expense of approximately $1.3 million in fiscal 2007.

A key determinant in the amount of the postretirement benefit obligation and expense is the health care cost trend rate. The health care trend rate for fiscal year 2006 was ten percent, and the Company has held that rate constant for fiscal 2007. This rate is projected to decline gradually to five percent in fiscal year 2011 and remain at that level thereafter. An annual "cap" that was established for most retiree health care and life insurance plans between fiscal 1994 and 1996 limits Modine's liability. Furthermore, beginning in February 2002, the Company discontinued providing postretirement benefits for salaried and non-union employees hired on or after that date. A one percent increase in the health care trend rate would result in an increase in post-retirement expense of approximately $62,000 and an increase in postretirement benefit obligations of approximately $1.2 million. A 25 basis point decrease in the postretirement discount rate would result in an increase in benefit expense of approximately $60,000.

Other Loss Reserves

The Company has a number of other loss exposures, such as environmental and product liability claims, litigation, self-insurance reserves, recoverability of deferred income tax benefits, and accounts receivable loss reserves. Establishing loss reserves for these matters requires the use of estimates and judgment to determine the risk exposure and ultimate potential liability. The Company estimates these reserve requirements by using consistent and suitable methodologies for the particular type of loss reserve being calculated. See Note 25 of the Notes to the Consolidated Financial Statements for additional details of certain contingencies and litigation.

ACCOUNTING PRONOUNCEMENTS

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Jobs Creation Act") was signed into law. The Jobs Creation Act provides for a one-time 85 percent special dividends received deduction for certain qualifying dividends from controlled foreign corporations. Under a plan approved by the Company's board of directors in December 2005, the Company repatriated $84.8 million pursuant to the Jobs Creation Act. The Company recorded an income tax expense of $2.0 million associated with the repatriation. The Company has reinvested the proceeds from the repatriation in the Company's U.S. operations in accordance with the legislation.

The Jobs Creation Act also provides a deduction for income from qualified domestic production activities, which will be phased in between 2005 through 2010. In addition, the Jobs Creation Act provides for a two-year phase-out of the existing extra-territorial income exclusion for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. Under guidance in Financial Accounting Standards Board ("FASB") Staff Position 109-1, Application of SFAS No. 109, "Accounting for Income Taxes," to the "Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," the deduction will be treated as a "special deduction" as described in SFAS No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date of the Jobs Creation Act. The Company has determined that its production activities will qualify under the Jobs Creation Act. The benefit of this deduction did not have a material impact on the Company's effective tax rate for fiscal 2006.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – An Amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). The Company is required to adopt the provisions of SFAS No. 151 effective for inventory costs incurred during the first quarter of fiscal 2007. The Company does not expect the adoption of this statement to have a material impact on the Company's financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets – An Amendment of APB Opinion No. 29," which eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Company is required to adopt SFAS No. 153 for non-monetary asset exchanges occurring in the first quarter of fiscal 2007. The Company does not expect the adoption of this statement to have a material impact on the Company's financial condition or results of operations.

In December 2004, the FASB issued a revised SFAS No. 123(R), "Share-Based Payment." SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, or incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize the cost over the period during which an employee is required to provide service in exchange for the award. The Company is required to adopt SFAS No. 123(R) in the first quarter of fiscal 2007. The Company intends to use the Black-Scholes option pricing model to determine the grant-date fair value of stock option awards, and intends to use a lattice-based model to determine the grant-date fair value of performance awards based on external market indexes. Utilizing these models, the Company anticipates that it will record additional compensation expense of approximately $2.0 million during fiscal 2007 under the provisions of SFAS No. 123(R). The Company intends to adopt SFAS No. 123(R) under a modified prospective method in accordance with the provisions of this literature. No significant cumulative catch-up adjustment is anticipated from the adoption of SFAS No. 123(R).

In March 2005, the FASB issued Financial Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47). This interpretation clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143, "Accounting for Asset Retirement Obligations", refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, the Company is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for the Company at the end of fiscal 2006. The adoption of this standard did not have a material impact on the Company's financial condition or results of operations.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3," which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principles and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application in prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Company is required to adopt SFAS No. 154 starting in its fiscal 2007 reporting period. The Company does not expect the adoption of SFAS No. 154 to have a material impact of the Company's financial condition or results of the operations.

FORWARD-LOOKING STATEMENTS

This report contains statements, including information about future financial performance, accompanied by phrases such as "believes," "estimates," "expects," "plans," "anticipates," "will," "intends," and other similar "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995. Modine's actual results, performance or achievements may differ materially from those expressed or implied in these statements, because of certain risks and uncertainties, including, but not limited to, the following:

- Customers' abilities to maintain their market shares and achieve anticipated growth rates for new products, particularly as they experience pricing pressures and excess capacity issues;
- Modine's ability to maintain current programs and compete effectively for new business, including our ability to offset or otherwise address increasing pricing pressures from our competitors and cost-downs from our customers;
- Modine's ability to pass increasing costs, particularly raw material costs, on to our customers in a timely manner and increases in production or material costs that cannot be recouped in product pricing;
- Modine's ability to consummate and successfully integrate proposed business development opportunities and not disrupt or overtax its resources in accomplishing such tasks;
- The effect of the weather on Commercial HVAC&R market demand, which directly impacts sales;
- Unanticipated problems with suppliers' abilities to meet Modine's demands;
- Customers' actual production demand for new products and technologies, including market acceptance of a particular vehicle model or engine;
- The impact of environmental laws and regulations on Modine's business and the business of Modine's customers, including Modine's ability to take advantage of opportunities to supply alternative new technologies to meet environmental emissions standards;
- Economic, social and political conditions, changes and challenges in the markets where Modine operates and competes (including currency exchange rates, tariffs, inflation, changes in interest rates, recession, and restrictions associated with importing and exporting and foreign ownership);
- The cyclical nature of the vehicular industry;
- Changes in the anticipated sales mix;
- Modine's association with a particular industry, such as the automobile industry, which could have an adverse effect on Modine's stock price;
- Work stoppages or interference at Modine or Modine's major customers;
- Unanticipated product or manufacturing difficulties, including unanticipated warranty claims;
- Unanticipated delays or modifications initiated by major customers with respect to product applications or requirements;
- Costs and other effects of unanticipated litigation or claims, and the increasing pressures associated with rising health care and insurance costs and reductions in pension credit;
- Ability of the company to successfully complete its repositioning efforts and thereby reduce costs and increase efficiencies; and
- Other risks and uncertainties identified by the Company in public filings with the U.S. Securities and Exchange Commission.

Modine does not assume any obligation to update any of these forward-looking statements.

In the normal course of business, Modine is subject to market exposure from changes in foreign exchange rates, interest rates, credit risk, economic risk and commodity price risk.

FOREIGN CURRENCY RISK

Modine is subject to the risk of changes in foreign currency exchange rates due to its operations in foreign countries. Modine has manufacturing facilities in Mexico, South Korea, China, Brazil and throughout Europe. It also has equity investments in companies located in France, Japan, and China. Modine sells and distributes its products throughout the world. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company manufactures, distributes and sells it products. The Company's operating results are principally exposed to changes in exchange rates between the dollar and the European currencies, primarily the euro, and changes between the dollar and the South Korean won. Changes in foreign currency exchange rates for the Company's foreign subsidiaries reporting in local currencies are generally reported as a component of shareholders' equity. The Company's (unfavorable) favorable currency translation adjustments recorded in fiscal 2006 and fiscal 2005 were ($19.1 million) and $23.3 million, respectively. As of March 31, 2006, the Company's foreign subsidiaries had net current assets (defined as current assets less current liabilities) subject to foreign currency translation risk of $57.3 million. The potential decrease in the net current assets from a hypothetical ten percent adverse change in quoted foreign currency exchange rates would be approximately $5.7 million. This sensitivity analysis presented assumes a parallel shift in foreign currency exchange rates. Exchange rates rarely move in the same direction relative to the dollar. This assumption may overstate the impact of changing exchange rates on individual assets and liabilities denominated in a foreign currency.

The Company has certain foreign-denominated, long-term debt obligations that are sensitive to foreign currency exchange rates. The following table presents the future principal cash flows and weighted average interest rates by expected maturity dates. The fair value of long-term debt is estimated by discounting the future cash flows at rates offered to the Company for similar debt instruments of comparable maturities. The carrying value of the debt approximates fair value. As of March 31, 2006, the foreign-denominated, long-term debt matures as follows:

Years ending March 31 (dollars in thousands)	2007	2008	2009	2010	2011	Thereafter	Total
Fixed rate (won)	$125	$146	$167	$188	$210	$2,037	$2,873
Average interest rate	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	—
Variable rate (euro)	—	—	—	$36,958	—	—	$36,958
Average interest rate	—	—	—	3.20%	—	—	—

In addition to the external borrowing, the Company has from time to time had foreign-denominated, long-term, intercompany loans that are sensitive to foreign exchange rates. At March 31, 2006, the Company has a 33.7 billion won, ($34.7 million U.S. equivalent), 8-year loan to its wholly owned subsidiary, Modine Korea, LLC. On April 6, 2005, the Company entered into a zero cost collar to hedge the foreign exchange exposure on the entire amount of this loan. The derivative instrument is being treated as a fair value hedge, and accordingly, transaction gains and losses on the derivative are being recorded in other income (expense) in the consolidated statements of earnings and act to offset any currency movement outside of the collar on the outstanding loan receivable. The derivative instrument expires on August 29, 2006. During fiscal 2006, Modine Korea, LLC paid 9.4 billion won ($9.3 million U.S. equivalent) on this intercompany loan and the Company correspondingly adjusted the zero cost collar to reflect these payments. Prior to December 15, 2005, the Company's wholly owned German subsidiary, Modine Holding GmbH had a 11.1 million euro ($14.7 million U.S. equivalent) on-demand loan from its wholly owned subsidiary, Modine Hungaria Kft. For fiscal 2006 and fiscal 2005, the Company recorded in "other income (expense)" transaction gains (losses) of $0.6 million and ($0.9 million), respectively.

INTEREST RATE RISK

Modine's interest rate risk policies are designed to reduce the potential volatility of earnings that could arise from changes in interest rates. The Company generally utilizes a mixture of debt maturities together with both fixed-rate and floating-rate debt to manage its exposure to interest rate variations related to its borrowings. In addition, where appropriate, the Company may utilize interest rate derivatives. On August 5, 2005, the Company entered into a one month forward ten-year treasury interest rate lock in anticipation of a private placement borrowing which occurred on September 29, 2005. The contract was settled with a loss of $1.8 million. The loss was reflected as a component of other comprehensive loss and is being amortized to interest expense over the ten-year life of the private placement. At March 31, 2006, $1.7 million of this after-tax loss remained deferred in accumulated other comprehensive income (loss), net of income taxes of $0.7 million. The following table presents the future principal cash flows and weighted average interest rates by expected maturity dates. The fair value of long-term debt is estimated by discounting the future cash flows at rates offered to the Company for similar debt instruments of comparable maturities. The carrying value of the debt approximates its fair value, with the exception of the $75 million fixed rate note, which has a fair value of approximately $70.5 million at March 31, 2006. As of March 31, 2006, long-term debt matures as follows:

Years ending March 31 (dollars in thousands)	2007	2008	2009	2010	2011	Thereafter	Total
Fixed rate (won)	$125	$146	$167	$188	$210	$2,037	$2,873
Average interest rate	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	—
Fixed rate (U.S.$)	—	—	—	—	—	$75,000	$75,000
Average interest rate	—	—	—	—	—	4.91%	—
Variable rate (U.S.$)	—	$3,000	—	$34,000	—	—	$37,000
Average interest rate	—	3.55%	—	5.47%	—	—	—
Variable rate (euro)	—	—	—	$36,958	—	—	$36,958
Average interest rate	—	—	—	3.20%	—	—	—

CREDIT RISK

Credit risk is the possibility of loss from a customer's failure to make payment according to contract terms. The Company's principal credit risk consists of outstanding trade receivables. Prior to granting credit, each customer is evaluated, taking into consideration the borrower's financial condition, past payment experience and credit information. After credit is granted the Company actively monitors the customer's financial condition and developing business news. Approximately 58 percent of the trade receivables balance at March 31, 2006 was concentrated in the Company's top ten customers. Modine's history of incurring credit losses from customers has not been material, and the Company does not expect that trend to change.

ECONOMIC RISK

Economic risk is the possibility of loss resulting from economic instability in certain areas of the world or significant downturns in markets that the Company supplies. For example, traditionally, significant increases in oil prices have had an adverse effect on many markets the Company serves. Continued high oil prices may negatively impact the Company's earnings, particularly in the truck and off-highway markets.

With respect to international instability, the Company continues to monitor economic conditions in the U.S. and elsewhere. In particular, the Company monitors conditions in Brazil and the effect on the Company's $26 million investment in Radiadores Visconde which became a wholly owned subsidiary effective May 8, 2006, as discussed in Note 26 of the Notes to the Consolidated Financial Statements. During fiscal 2006, the Brazilian real strengthened against the dollar by 18 percent and has strengthened by more than 40 percent over the last three fiscal years. In addition, the Company is focusing more intently on conditions in Asia as we continue to integrate our Modine Korea and China acquisitions. In fiscal 2006, the won strengthened against the dollar by approximately three percent. The Chinese renminbi remained essentially unchanged against the U.S. dollar. As Modine expands its global presence, we also encounter risks imposed by potential trade restrictions, including tariffs, embargoes and the like. We continue to pursue non-speculative opportunities to mitigate these economic risks, and capitalize, when possible, on changing market conditions.

The Company pursues new market opportunities after careful consideration of the potential associated risks and benefits. Successes in new markets are dependent upon the Company's ability to commercialize its investments. Current examples of new and emerging markets for Modine include those related to exhaust gas recirculation, CO_2 and fuel cell technology. In addition, Modine's Airedale acquisition exposes Modine to new specialty air conditioning markets. Modine's investment in these areas is subject to the risks associated with business integration, technological success, customers' and market acceptance, and Modine's ability to meet the demands of its customers as these markets emerge.

The upturn in the economy and continued economic growth in China are putting production pressure on certain of the Company's suppliers of raw materials. In particular, there are a limited number of suppliers of steel and aluminum fin stock serving a more robust market. As a result, some suppliers are allocating product among customers, extending lead times or holding supply to the prior year's level. The Company is exposed to the risk of supply of certain raw materials not being able to meet customer demand and of increased prices being charged by raw material suppliers. Historically high commodity pricing, which includes aluminum and copper, is making it increasingly difficult to pass along the full amount of these increases to our customers as our contracts have provided for in the past.

Beside the purchase of raw materials, the Company purchases parts from suppliers that use the Company's tooling to create the part. In many instances, the Company does not have duplicate tooling for the manufacture of its purchased parts. As a result, the Company is exposed to the risk of a supplier of such parts being unable to provide the quantity or quality of parts that the Company requires. Even in situations where suppliers are manufacturing parts without the use of Company tooling, the Company faces the challenge of obtaining high-quality parts from suppliers.

In addition to the above risks on the supply side, the Company is also exposed to risks associated with demands by its customers for decreases in the price of the Company's products. The Company offsets this risk with firm agreements with its customers whenever possible but these agreements generally carry annual price down provisions as well.

The Company operates in diversified markets as a strategy for offsetting the risk associated with a downturn in any one or more of the markets it serves, or a reduction in the Company's participation in any one or more markets. However, the risks associated with any market downturn or reduction are still substantial.

In particular, the Company continues to experience negative impact associated with the highly competitive electronics cooling market and automotive markets. In fiscal 2006, certain property, plant and equipment related to the Taiwan portion of the electronics cooling business was deemed to be impaired and a pre-tax impairment charge of $3.6 million was recorded in the consolidated statement of earnings.

COMMODITY PRICE RISK

The Company is dependent upon the supply of certain raw materials and supplies in the production process and has, from time to time, entered into firm purchase commitments for copper and aluminum alloy, and natural gas. In fiscal 2006, the Company entered into fixed price contracts to hedge against changes in natural gas over the winter months. Beginning in fiscal 2007, the Company initiated an aluminum hedging strategy to help offset the continuation of rapidly accelerating commodity prices. In addition, the Company is evaluating its other heavily used commodities and expects to adopt hedging strategies, where prudent, for these commodities to assist in protecting the Company from continued gross margin erosion. The Company does maintain agreements with certain OEM customers to pass through certain material price fluctuations in order to mitigate the commodity price risk. The majority of these agreements contain provisions in which the pass through of the price fluctuations can lag behind the actual fluctuations by a quarter or longer. Because of the historic highs reached in some commodities, the Company is dealing with increasing challenges from OEM customers to abide by these agreements and pay the full amount of the price increases.

HEDGING AND FOREIGN CURRENCY EXCHANGE CONTRACTS

The Company uses derivative financial instruments in a limited way as a tool to manage certain financial risks. Their use is restricted primarily to hedging assets and obligations already held by Modine, and they are used to protect cash flows rather than generate income or engage in speculative activity. Leveraged derivatives are prohibited by Company policy.

Foreign Exchange Contracts

Modine maintains a foreign exchange risk management strategy that uses derivative financial instruments in a limited way to mitigate foreign currency exchange risk. Modine periodically enters into foreign currency exchange contracts to hedge specific foreign currency denominated transactions. Generally, these contracts have terms of 90 or fewer days. The effect of this practice is to minimize the impact of foreign exchange rate movements on Modine's earnings. Modine's foreign currency exchange contracts do not subject it to significant risk due to exchange rate movements because gains and losses on these contracts offset gains and losses on the assets and liabilities being hedged.

As of March 31, 2006, the Company had no outstanding forward foreign exchange contracts, with the exception of the zero cost collar to hedge the foreign exchange exposure on the entire amount of the Modine Korea, LLC loan which is discussed above under the section entitled "Foreign Currency Risk". Non-U.S. dollar financing transactions through intercompany loans or local borrowings in the corresponding currency generally are effective as hedges of long-term investments.

The Company has a number of investments in wholly owned foreign subsidiaries and non-consolidated foreign joint ventures. The net assets of these subsidiaries are exposed to currency exchange rate volatility. In certain instances, the Company uses non-derivative financial instruments to hedge, or offset, this exposure. The currency exposure related to the net assets of Modine's European subsidiaries has been managed partially through euro-denominated debt agreements entered into by the parent. As of March 31, 2006, there were no outstanding euro-denominated borrowings.

Interest Rate Derivative

As further noted above under the section entitled "Interest Rate Risk", the Company entered into a one-month forward ten-year treasury interest rate lock in anticipation of a private placement borrowing which occurred on September 29, 2005. The derivative instrument was treated as a cash flow hedge of a benchmark interest rate.

CONSOLIDATED STATEMENTS OF EARNINGS

MODINE MANUFACTURING COMPANY
(In thousands, except per-share amounts)

	For the years ended March 31, 2006, 2005 and 2004		
	2006	2005	2004
Net sales	**$1,628,900**	$1,342,416	$980,675
Cost of sales	**1,319,294**	1,062,576	769,158
Gross profit	**309,606**	279,840	211,517
Selling, general and administrative expenses	**220,090**	183,391	154,198
Restructuring charges (income)	**—**	1,031	(70)
Income from operations	**89,516**	95,418	57,389
Interest expense	**(7,247)**	(6,329)	(5,024)
Other income—net	**8,271**	8,828	5,102
Earnings from continuing operations before income taxes	**90,540**	97,917	57,467
Provision for income taxes	**29,788**	36,231	21,974
Earnings from continuing operations	**60,752**	61,686	35,493
Earnings (loss) from discontinued operations (net of income taxes)	**351**	(24)	4,944
Loss on spin off of discontinued operations	**(53,462)**	—	—
Net earnings	**$ 7,641**	$ 61,662	$ 40,437
Net earnings per share of common stock—basic:			
Continuing operations	**$1.80**	$1.81	$1.05
Earnings (loss) from discontinued operations	**0.01**	—	0.14
Loss on spin off of discontinued operations	**(1.58)**	—	—
Net earnings—basic	**$0.23**	$1.81	$1.19
Net earnings per share of common stock—diluted:			
Continuing operations	**$1.78**	$1.79	$1.04
Earnings (loss) from discontinued operations	**0.01**	—	0.15
Loss on spin off of discontinued operations	**(1.57)**	—	—
Net earnings—diluted	**$0.22**	$1.79	$1.19

The notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

MODINE MANUFACTURING COMPANY
(In thousands, except per-share amounts)

	March 31, 2006 and 2005	
	2006	**2005**
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 30,798**	$ 55,091
Trade receivables, less allowance for doubtful accounts of $1,511 and $3,213	**254,681**	251,734
Inventories	**90,227**	149,781
Deferred income taxes and other current assets	**36,489**	52,724
Total current assets	**412,195**	509,330
Noncurrent assets:		
Property, plant and equipment—net	**467,600**	496,180
Investment in affiliates	**41,728**	35,033
Goodwill	**52,256**	35,818
Other intangible assets—net	**12,735**	3,676
Prepaid pension costs	**59,894**	64,236
Other noncurrent assets	**5,687**	7,882
Total noncurrent assets	**639,900**	642,825
Total assets	**$ 1,052,095**	$ 1,152,155
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	**$ 5,983**	$ —
Long-term debt—current portion	**125**	64,912
Accounts payable	**187,048**	159,876
Accrued compensation and employee benefits	**56,835**	60,094
Income taxes	**13,169**	17,979
Accrued expenses and other current liabilities	**31,789**	42,233
Total current liabilities	**294,949**	345,094
Noncurrent liabilities:		
Long-term debt	**151,706**	40,724
Deferred income taxes	**38,424**	44,072
Pensions	**28,933**	29,849
Postretirement benefits	**20,085**	22,341
Other noncurrent liabilities	**12,573**	10,295
Total noncurrent liabilities	**251,721**	147,281
Total liabilities	**546,670**	492,375
Commitments and Contingencies (See Note 25)		
Shareholders' equity:		
Preferred stock, $0.025 par value, authorized 16,000 shares, issued—none	**—**	—
Common stock, $0.625 par value, authorized 80,000 shares, issued 33,210 and 34,871 shares	**20,756**	21,794
Additional paid-in capital	**62,195**	44,559
Retained earnings	**433,405**	575,937
Accumulated other comprehensive income	**10,017**	31,991
Treasury stock at cost: 404 and 340 common shares	**(11,212)**	(9,083)
Restricted stock—unamortized value	**(9,736)**	(5,418)
Total shareholders' equity	**505,425**	659,780
Total liabilities and shareholders' equity	**$ 1,052,095**	$ 1,152,155

The notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

MODINE MANUFACTURING COMPANY
(In thousands)

	For the years ended March 31, 2006, 2005 and 2004		
	2006	2005	2004
Cash flows from operating activities:			
Net earnings	**$ 7,641**	$ 61,662	$ 40,437
Adjustments to reconcile net earnings with cash provided by operating activities:			
Depreciation and amortization	**68,181**	66,176	58,212
Loss on spin off of Aftermarket business	**53,462**	—	—
Pensions	**8,755**	6,096	2,868
Loss (gain) from impairment or disposition of property, plant and equipment	**4,109**	1,072	(779)
Deferred income taxes	**(6,695)**	8,582	5,373
(Benefit from) provision for losses on accounts receivable	**(60)**	1,332	1,681
Undistributed earnings of affiliates, net of dividends received	**(1,455)**	(4,139)	(1,894)
Amortization of equity instruments	**3,910**	1,856	1,764
Other—net	**(467)**	(4,153)	692
Change in operating assets and liabilities excluding acquisitions and dispositions:			
Trade receivables	**(29,891)**	(6,708)	(10,129)
Inventories	**1,423**	9,168	620
Other current assets	**9,028**	5,891	508
Accounts payable	**30,313**	(1,395)	12,149
Accrued compensation and employee benefits	**(2,622)**	2,909	(4,044)
Income taxes	**(1,440)**	5,787	3,962
Accrued expenses and other current liabilities	**(8,761)**	371	(2,206)
Other noncurrent assets and liabilities	**(3,574)**	(284)	(498)
Net cash provided by operating activities	**131,857**	154,223	108,716
Cash flows from investing activities:			
Expenditures for property, plant and equipment	**(79,870)**	(68,567)	(72,534)
Acquisitions, net of cash acquired	**(37,991)**	(100,026)	—
Spin off of Aftermarket business	**(6,300)**	—	—
Proceeds from dispositions of assets	**863**	2,022	4,777
Investments in affiliates	**—**	(2,246)	—
Other—net	**1,082**	9	(88)
Net cash used for investing activities	**(122,216)**	(168,808)	(67,845)
Cash flows from financing activities:			
Increase in short-term debt—net	**5,992**	—	—
Additions to long-term debt	**318,233**	115,000	—
Reductions of long-term debt	**(267,767)**	(104,754)	(33,892)
Proceeds from exercise of stock options	**12,500**	9,971	3,704
Repurchase of common stock, treasury and retirement	**(82,811)**	(1,591)	(269)
Cash dividends paid	**(23,878)**	(21,610)	(18,666)
Settlement of derivative contract	**(2,238)**	—	—
Other—net	**7,712**	(1,285)	(1,037)
Net cash used for financing activities	**(32,257)**	(4,269)	(50,160)
Effect of exchange rate changes on cash	**(1,677)**	4,187	5,401
Net decrease in cash and cash equivalents	**(24,293)**	(14,667)	(3,888)
Cash and cash equivalents at beginning of year	**55,091**	69,758	73,646
Cash and cash equivalents at end of year	**$ 30,798**	$ 55,091	$ 69,758
Cash paid during the year for:			
Interest, net of amounts capitalized	**$ 7,094**	$ 6,428	$ 5,235
Income taxes	**$ 38,206**	$ 18,742	$ 8,720
Non-cash activity:			
Shareholder dividend related to spin off of Aftermarket business	**$ (51,319)**	—	—

The notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

MODINE MANUFACTURING COMPANY
(In thousands, except per-share amounts)

For the years ended March 31, 2006, 2005 and 2004

	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Restricted stock—unamortized value	Total
Balance, March 31, 2003	$—	$21,278	$24,360	$514,109	$(18,713)	$ (7,044)	$(3,603)	$530,387
Comprehensive income:								
Net earnings	—	—	—	40,437	—	—	—	40,437
Foreign-currency translation	—	—	—	—	28,528	—	—	28,528
Minimum pension liability (net of tax benefit of $143)	—	—	—	—	159	—	—	159
Total comprehensive income								69,124
Cash dividends, $0.55 per share	—	—	—	(18,666)	—	—	—	(18,666)
Purchase of treasury stock	—	—	—	—	—	(269)	—	(269)
Stock options and awards including related tax benefits	—	200	6,552	5	—	(179)	(2,389)	4,189
Amortization of deferred compensation under restricted stock plans	—	—	—	—	—	—	1,776	1,776
Balance, March 31, 2004	—	21,478	30,912	535,885	9,974	(7,492)	(4,216)	586,541
Comprehensive income (loss):								
Net earnings	—	—	—	61,662	—	—	—	61,662
Foreign-currency translation	—	—	—	—	23,342	—	—	23,342
Minimum pension liability (net of taxes of $828)	—	—	—	—	(1,325)	—	—	(1,325)
Total comprehensive income								83,679
Cash dividends, $0.63 per share	—	—	—	(21,610)	—	—	—	(21,610)
Purchase of treasury stock	—	—	—	—	—	(1,591)	—	(1,591)
Stock options and awards including related tax benefits	—	316	13,647	—	—	—	(3,062)	10,901
Amortization of deferred compensation under restricted stock plans	—	—	—	—	—	—	1,860	1,860
Balance, March 31, 2005	—	21,794	44,559	575,937	31,991	(9,083)	(5,418)	659,780
Comprehensive income (loss):								
Net earnings	**–**	**–**	**–**	**7,641**	**–**	**–**	**–**	**7,641**
Foreign-currency translation	**–**	**–**	**–**	**–**	**(19,109)**	**–**	**–**	**(19,109)**
Cash flow hedge (net of taxes of $663)	**–**	**–**	**–**	**–**	**(1,042)**	**–**	**–**	**(1,042)**
Minimum pension liability (net of taxes of $1,119)	**–**	**–**	**–**	**–**	**(1,823)**	**–**	**–**	**(1,823)**
Total comprehensive loss								**(14,333)**
Cash dividends, $0.70 per share	**–**	**–**	**–**	**(23,878)**	**–**	**–**	**–**	**(23,878)**
Shareholder dividend related to spin off	**–**	**–**	**–**	**(51,319)**	**–**	**–**	**–**	**(51,319)**
Stock repurchase program	**–**	**(1,525)**	**(4,182)**	**(74,976)**	**–**	**–**	**–**	**(80,683)**
Purchase of treasury stock	**–**	**–**	**–**	**–**	**–**	**(2,129)**	**–**	**(2,129)**
Stock options and awards including related tax benefits	**–**	**487**	**21,818**	**–**	**–**	**–**	**(7,823)**	**14,482**
Amortization of deferred compensation under restricted stock plans	**–**	**–**	**–**	**–**	**–**	**–**	**3,505**	**3,505**
Balance, March 31, 2006	**$–**	**$20,756**	**$62,195**	**$433,405**	**$ 10,017**	**$(11,212)**	**$(9,736)**	**$505,425**

These notes to consolidated financial statements are an integral part of these statements.

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Modine Manufacturing Company (Modine or the Company) specializes in thermal management systems and components, bringing heating and cooling technology and solutions to diversified global markets. The Company is a leading global developer, manufacturer and marketer of heat exchangers and systems for use in on-highway and off-highway original equipment manufacturer (OEM) vehicular applications, and to a wide array of building, industrial, refrigeration, fuel cell, electronics and telecommunications markets. Product lines include radiators and radiator cores, vehicular air conditioning, oil coolers, charge air coolers, heat-transfer packages and modules, building heating, ventilating and air conditioning (HVAC) equipment, exhaust gas recirculation (EGR) coolers and electronics cooling solutions.

Basis of Presentation

The consolidated financial statements are prepared in conformity with generally accepted accounting principles in the United States. These principles require management to make certain estimates and assumptions in determining Modine's assets, liabilities, revenue, expenses and related disclosures. Actual amounts could differ from those estimates.

Discontinued Operations

On July 22, 2005, the Company spun off its Aftermarket business on a tax-free basis and merged it with Transpro, Inc. ("Transpro"). As a result of this spin off, the consolidated financial statements and related notes have been restated to present the results of the Aftermarket business as a discontinued operation. Accordingly, the operating results of the Aftermarket business have been included in earnings (loss) from discontinued operations, (net of income taxes) in the consolidated statements of earnings for the periods presented. In addition, the loss on the spin off of $53,462 was included in the consolidated statement of earnings in fiscal 2006. Also see Note 13.

Consolidation Principles

The consolidated financial statements include the accounts of Modine Manufacturing Company and its majority-owned or Modine-controlled subsidiaries. Material intercompany transactions and balances are eliminated in consolidation. Operations of subsidiaries outside the United States and Canada are predominately included for periods ending one month prior to Modine's year end in order to ensure timely preparation of the consolidated financial statements. Investments in non-consolidated affiliated companies in which ownership is 20 percent or more are accounted for by the equity method. The investments are stated at cost plus or minus a proportionate share of the undistributed net income (loss). Modine's share of the affiliates' net income (loss) is reflected in other income – net. Also see Note 11.

Revenue Recognition

Sales revenue, including agreed upon commodity price increases, is recognized at the time of product shipment to customers when title and risk of loss pass to customers, selling prices are fixed or determinable and collectibility from the customer is reasonably assured. Appropriate provisions are made for uncollectible accounts based on historical data or specific customer economic data.

Sales Discounts

Sales discounts, which are allowed for prompt payment of invoices by customers, are recorded as a reduction to net sales.

Sales Incentives

The Company offers a number of sales incentive programs to its customers, including volume incentives and sales rebates. The programs are based upon varying criteria that are tailored to a particular market or customer base. These sales incentives may be netted directly against sales at the time of invoicing, as in the case of volume discounts applicable at the time of the customer order, or, in the case of sales rebates, recorded as a reduction to net sales with a liability recognized in accrued expenses and other current liabilities. Sales rebate accruals are established based upon actual or historical sales volume, depending upon the program, and the purchase of qualifying products, or may be based upon a fixed percentage of sales as defined in certain customer agreements. In certain instances fixed percentage sales rebates are granted to certain customers who waive their rights to present warranty claims. All sales rebate accruals are reviewed periodically and adjusted if necessary.

Tooling Costs

Modine accounts for pre-production tooling costs as a component of property, plant and equipment – net when the Company owns title to the tooling, and amortizes the capitalized cost to cost of sales over the life of the related program. The Company accounts for customer-owned tooling costs as a receivable when the customer has guaranteed reimbursement to the Company.

Warranty

Modine provides product warranties for specific product lines and accrues for estimated future warranty costs in the period in which the sale is recorded. Warranty expense is generally provided based upon historical and current claim data. Accrual balances are monitored and adjusted when it becomes probable that expected claims will differ from existing estimates. Accruals are recorded as current liabilities under the caption accrued expenses and other current liabilities. Also see Note 20.

(In thousands, except per-share amounts)

Shipping and Handling Costs
Shipping costs for inbound freight are treated as product cost. Shipping and handling costs incurred upon the shipment of products to our OEM customers are recorded as a component of cost of sales, and related amounts billed to these customers are recorded as a component of net sales. Shipping and handling costs incurred upon the shipment of products to our HVAC customers are recorded as a component of SG&A expenses. For the years ended March 31, 2006, 2005 and 2004, these shipping and handling costs recorded as a component of SG&A expenses were $3,094, $2,200 and $2,076, respectively.

Revenue Recognition Under Licensing Arrangements (Royalty Payments)
Revenues under various licensing agreements are recognized when earned except in those cases where collection is uncertain, or the amount cannot reasonably be estimated until formal accounting reports are received from the licensee as provided for under the provisions of the licensing agreement. For the years ended March 31, 2006, 2005 and 2004, licensing revenue totaled $4,132, $4,085 and $6,086, respectively, and are recorded in the statement of earnings under the caption net sales.

Translation of Foreign Currencies
Assets and liabilities of foreign subsidiaries and equity investments are translated into U.S. dollars at the period-end exchange rates, and income and expense items are translated at the average exchange rates for the year. Resulting translation adjustments are reported as a component of accumulated other comprehensive income included in the shareholders' equity section of the balance sheet. Foreign currency transaction gains or losses are included in the statement of earnings under the caption other income—net.

Forward Exchange Contracts
Foreign exchange options and forward contracts on foreign currencies are entered into by Modine as hedges against the impact of currency fluctuations on certain sales and purchase transactions and are not used to engage in speculation.

Income Taxes
Deferred tax assets and liabilities are determined based on the difference between the amounts reported in the financial statements and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is established if it is more likely than not that some portion or all of a deferred tax asset will not be realized. Also see Note 6.

Earnings Per Share
Basic earnings per share is calculated based on the weighted average number of common shares outstanding during the year, while diluted earnings per share is calculated based on the dilutive effect of common shares that could be issued. Also see Note 7.

Cash Equivalents
Modine considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Trade Receivables and Allowance for Doubtful Accounts
Trade receivables are recorded at the invoiced amount and do not bear interest if paid according to the original terms. The allowance for doubtful accounts is Modine's best estimate of the uncollectible amount contained in the existing trade receivables balance. The allowance is based on historical write-off experience and specific customer economic data. The allowance for doubtful accounts is reviewed periodically and adjusted as necessary. Utilizing an age and size based criteria, certain individual accounts are reviewed for collectibility, while all other accounts are reviewed on a pooled basis. Receivables are charged off against the allowance when it is probable and to the extent that funds will not be collected. There was no off-balance sheet credit exposure related to Modine's trade receivables at March 31, 2006.

Inventories
Inventories are valued at the lower of cost on a first-in, first-out basis, or market value.

Property, Plant and Equipment
Property, plant and equipment are stated at cost. For financial reporting purposes, depreciation is principally computed using the straight-line method over the expected useful life of the asset. Maintenance and repair costs are charged to operations as incurred. Costs of improvements are capitalized. Upon the sale or other disposition of an asset, the cost and related accumulated depreciation are removed from the accounts and the gain or loss is included in the statement of earnings. The Company capitalizes direct costs of materials and services used in the development and purchase of internal-use software. Amounts capitalized are amortized on a straight-line basis over a period of three to six years and are reported as a component of office equipment within property, plant and equipment.

Goodwill
Goodwill is considered to have an indefinite life and is not amortized. Instead, goodwill is tested for impairment on an annual basis unless conditions exist which would require a more frequent evaluation. Goodwill impairment is assessed for each reporting unit by comparing the net book value of the reporting unit to its fair value, which is estimated based on the present value of expected future cash flows. An impairment loss is recognized when the book value of goodwill exceeds the fair value.

Intangible Assets
Costs of acquired patents and product technology are amortized using the straight-line method over the shorter of their estimated useful life or 15 years.

(In thousands, except per-share amounts)

Impairment of Long-Lived Assets

When facts and circumstances indicate that the carrying value of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the net book value of the assets with the estimated future undiscounted cash flows, in addition to other quantitative and qualitative analyses. If an impairment has occurred, a write-down to market value or the discounted cash flow value is made and the impairment loss is recognized as a charge against current operations.

Environmental Expenditures

Environmental expenditures related to current operations that qualify as property, plant and equipment or that substantially increase the economic value or extend the useful life of an asset are capitalized. All other expenditures are expensed as incurred. Environmental expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded on an undiscounted basis when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.

Self-Insurance Reserves

The Company retains much of the financial risk for insuring automobile, property, general liability, worker's compensation and employee group health claims. Operations are charged with the cost of claims reported and an estimate of claims incurred but not recorded. Self-insurance accruals include estimated settlements for known claims, as well as accruals of estimates, some of which are actuarially determined, of incurred but not reported claims. The determination of insurance claims and the appropriateness of the related liability accruals are reviewed and updated at regular intervals.

Stock-Based Compensation

Stock-based compensation is recognized by the Company using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of Modine stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for restricted stock awards is recognized as an expense over the vesting period of the award. If the fair-value-based method of accounting for the stock option grants for the periods shown had been applied in accordance with Statement of Financial Accounting Standard (SFAS) No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure", requiring SFAS No. 123 pro forma disclosure, Modine's net earnings and net earnings per share would have been reduced, as summarized in the following table:

Years ended March 31	2006	2005	2004
Earnings from continuing operations, as reported	**$60,752**	$61,686	$35,493
Compensation expense for stock awards as reported, net of tax	**3,905**	1,856	1,764
Stock compensation expense under fair value method, net of tax	**(5,743)**	(5,013)	(5,218)
Earnings from continuing operations, pro forma	**$58,914**	$58,529	$32,039
Net earnings, as reported	**$ 7,641**	$61,662	$40,437
Compensation expense for stock awards as reported, net of tax	**3,905**	1,856	1,764
Stock compensation expense under fair value method, net of tax	**(5,743)**	(5,013)	(5,218)
Net earnings, pro forma	**$ 5,803**	$58,505	$36,983
Net earnings per share from continuing operations (basic), as reported	**$1.80**	$1.81	$1.05
Net earnings per share from continuing operations (basic), pro forma	**$1.75**	$1.72	$0.94
Net earnings per share (basic), as reported	**$0.23**	$1.81	$1.19
Net earnings per share (basic), pro forma	**$0.17**	$1.72	$1.09
Net earnings per share from continuing operations (diluted), as reported	**$1.78**	$1.79	$1.04
Net earnings per share from continuing operations (diluted), pro forma	**$1.73**	$1.70	$0.94
Net earnings per share (diluted), as reported	**$0.22**	$1.79	$1.19
Net earnings per share (diluted), pro forma	**$0.17**	$1.70	$1.09

(In thousands, except per-share amounts)

The fair value of the option grants were estimated using the Black-Scholes option-pricing model, with the following weighted average of fair value per option and valuation assumptions:

Years ended March 31	2006	2005	2004
Fair value per option (in dollars)	**$8.53**	$9.00	$8.14
Valuation assumptions:			
Risk-free interest rate	**4.2%**	3.7%	3.5%
Stock volatility	**31.2%**	36.3%	36.1%
Dividend yield	**2.6%**	2.9%	3.0%
Expected option life—years	**5.0**	5.0	6.0

Reclassifications:

Effective in the first quarter of fiscal 2006 and on a retroactive basis, the Company's earnings statements reflect the reclassification from other income-net to operating activities (net sales, cost of sales or selling, general and administrative expenses) of items such as royalty income, gains or losses on asset disposals, tooling sales profits or losses, and purchase discounts relating to payment timing. Also, further modifications were made in fiscal 2006 to the allocations of certain centralized services expenses from corporate and administrative expenses affecting cost of sales and selling, general and administrative expenses. These changes are designed to provide a more meaningful and inclusive presentation of operating information. The following provides a reconciliation of the impact of these reclassifications on the consolidated statements of earnings for the fiscal years ended March 31, 2005 and 2004:

Year ended March 31, 2005	Results Before Reclassifications	Reclassifications	As Currently Reported
Net sales	$1,338,331	$ 4,085	$1,342,416
Cost of sales	1,054,059	8,517	1,062,576
Gross profit	**284,272**	**(4,432)**	**279,840**
Selling, general and administrative expenses	196,890	(13,499)	183,391
Restructuring charges	1,031	—	1,031
Income from operations	**86,351**	**9,067**	**95,418**
Interest expense	(6,329)	—	(6,329)
Other income—net	17,895	(9,067)	8,828
Earnings from continuing operations before income taxes	**97,917**	—	**97,917**
Provision for income taxes	36,231	—	36,231
Earnings from continuing operations	**61,686**	—	**61,686**
Loss from discontinued operations (net of income taxes)	(24)	—	(24)
Net earnings	**$ 61,662**	**$ —**	**$ 61,662**

Year Ended March 31, 2004	Results Before Reclassifications	Reclassifications	As Currently Reported
Net sales	$974,589	$ 6,086	$980,675
Cost of sales	762,961	6,197	769,158
Gross profit	**211,628**	**(111)**	**211,517**
Selling, general and administrative expenses	168,177	(13,979)	154,198
Restructuring income	(70)	—	(70)
Income from operations	**43,521**	**13,868**	**57,389**
Interest expense	(5,024)	—	(5,024)
Other income—net	18,970	(13,868)	5,102
Earnings from continuing operations before income taxes	**57,467**	—	**57,467**
Provision for income taxes	21,974	—	21,974
Earnings from continuing operations	**35,493**	—	**35,493**
Earnings from discontinued operations (net of income taxes)	4,944	—	4,944
Net earnings	**$ 40,437**	**$ —**	**$ 40,437**

In addition to the reclassifications for other income noted above, certain revisions were made on the consolidated statements of cash flows for fiscal 2005 and fiscal 2004 to conform with the fiscal 2006 presentation.

(In thousands, except per-share amounts)

Accounting Standards Changes and New Pronouncements

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Jobs Creation Act") was signed into law. The Jobs Creation Act provides for a one-time 85 percent special dividends received deduction for certain qualifying dividends from controlled foreign corporations. Under a plan approved by the Company's board of directors in December 2005, the Company repatriated $84,844 pursuant to the Jobs Creation Act. The Company recorded an income tax expense of $2,010 associated with the repatriation. The Company has reinvested the proceeds from the repatriation in the Company's U.S. operations in accordance with the legislation.

The Jobs Creation Act also provides a deduction for income from qualified domestic production activities, which will be phased in between 2005 through 2010. In addition, the Jobs Creation Act provides for a two-year phase-out of the existing extra-territorial income exclusion for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. Under guidance in Financial Accounting Standards Board (FASB) Staff Position 109-1, Application of SFAS No. 109, "Accounting for Income Taxes," to the "Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," the deduction will be treated as a "special deduction" as described in SFAS No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date of the Jobs Creation Act. The Company has determined that its production activities will qualify under the Jobs Creation Act. The benefit of this deduction did not have a material impact on the Company's effective tax rate for fiscal 2006.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – An Amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). The Company is required to adopt the provisions of SFAS No. 151 effective for inventory costs incurred during the first quarter of fiscal 2007. The Company does not expect the adoption of this statement to have a material impact on the Company's financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets – An Amendment of APB Opinion No. 29," which eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Company is required to adopt SFAS No. 153 for non-monetary asset exchanges occurring in the first quarter of fiscal 2007. The Company does not expect the adoption of this statement to have a material impact on the Company's financial condition or results of operations.

In December 2004, the FASB issued a revised SFAS No. 123(R), "Share-Based Payment." SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, or incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize the cost over the period during which an employee is required to provide service in exchange for the award. The Company is required to adopt SFAS No. 123(R) in the first quarter of fiscal 2007. The Company intends to use the Black-Scholes option pricing model to determine the grant-date fair value of stock option awards, and intends to use a lattice-based model to determine the grant-date fair value of performance awards based on external market indexes. Utilizing these models, the Company anticipates that it will record additional compensation expense of approximately $2,000 during fiscal 2007 under the provisions of SFAS No. 123(R). The Company intends to adopt SFAS No. 123(R) under the modified prospective method in accordance with the provisions of this literature. No significant cumulative catch-up adjustment is anticipated from the adoption of SFAS No. 123(R).

In March 2005, the FASB issued Financial Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47). This interpretation clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, the Company is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for the Company at the end of fiscal 2006. The adoption of this standard did not have a material impact on the Company's financial condition or results of operations.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3," which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principles and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application in prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Company is required to adopt SFAS No. 154 starting in its fiscal 2007 reporting period. The Company does not expect the adoption of SFAS No. 154 to have a material impact of the Company's financial condition or results of the operations.

(In thousands, except per-share amounts)

NOTE 2: RESEARCH AND DEVELOPMENT COSTS

Research and development costs charged to operations totaled $48,542 in fiscal 2006, $40,610 in fiscal 2005 and $35,399 in fiscal 2004.

NOTE 3: EMPLOYEE BENEFIT PLANS

Pensions

Modine has several non-contributory defined benefit pension plans that cover most of its domestic employees. The benefits provided are based primarily on years of service and average compensation for the salaried plans and some hourly plans. Other hourly plans are based on a monthly retirement benefit amount. A pension curtailment charge of $430 was recorded in fiscal 2005 related to the expiration of the eligibility period for employees in one of the Company's domestic pension plans. Domestic salaried employees hired after December 31, 2003 will not be covered under any defined benefit plan. These employees will be covered under a defined contribution retirement plan. Modine will make annual contributions based upon a percentage of compensation.

As announced on October 4, 2004, effective April 1, 2006, the Modine Salaried Employee Pension Plan, a defined benefit plan, was modified so that no service performed after March 31, 2006 will be counted when calculating an employee's years of credited service under the pension plan formula. Modine recorded a curtailment charge of $434 in fiscal 2005 to reflect this modification.

Certain of Modine's foreign subsidiaries have legacy defined benefit plans covering a small number of active employees. Some also have statutory termination indemnity plans covering all of their eligible employees. The benefits under these plans are based on years of service and final average compensation levels or a monthly retirement benefit amount. These programs are all substantially unfunded in accordance with local laws, but are often covered by national obligatory umbrella insurance schemes that protect employees from losses in the event that an employer defaults on its obligations.

Postretirement Plans

Modine and certain of its domestic subsidiaries provide selected healthcare and life-insurance benefits for retired employees. Designated employees may become eligible for those benefits when they retire. These plans are unfunded. Modine periodically amends the plans, changing the contribution rate of retirees and the amounts and forms of coverage. An annual limit on Modine's liability (a "cap") was established for most plans between fiscal 1994 and fiscal 1996 after original recognition of the liability in fiscal 1993. It maximizes future costs at 200 percent of Modine's then-current cost. These changes reduced the accrued obligation, and the reduction is being amortized as a component of the benefit cost.

In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retirement medical plans with prescription drug coverage when the benefit is at least actuarially equivalent to Medicare Part D. In May 2004, the FASB issued FASB Staff Position (FSP) No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003." FSP No. 106-2 provides authoritative guidance on the accounting for the federal subsidy and specifies the disclosure requirements for employers who have adopted FSP No. 106-2, including those who are unable to determine whether benefits provided under its plan are actuarially equivalent to Medicare Part D.

Certain of Modine's postretirement benefit plans covering U.S. retirees currently provide prescription benefits to eligible participants. The Company's actuaries have determined that several of the prescription drug plans for retirees and their dependents provide a benefit that is at least actuarially equivalent to Medicare Part D under the Medicare Prescription Drug Improvement and Modernization Act. Modine adopted FSP No. 106-2 during the second quarter of fiscal 2005, which reduced the fiscal 2005 accumulated postretirement benefit cost obligation by $2,237. For fiscal 2006, the Company has recorded an $855 reduction of the net periodic postretirement medical benefit cost due to the effect of the federal subsidy.

Measurement Date

Modine uses December 31 as the measurement date for its pension and postretirement plans.

Defined Contribution Employee Benefit Plans:

401(k) Plans

The Company maintains 401(k) plans which allow employees to choose among various investment alternatives, including Modine stock. The Company currently matches 60 percent of the employees' contribution up to 6 percent of employee compensation. Company contributions initially are invested in Modine stock. After a three year holding period, participants may sell Modine stock and diversify into other investment options. Company contributions have a three year vesting period.

Defined Contribution Plan

The Company maintains a domestic defined contribution plan which was established in January 1, 2004 and initially covered all eligible salaried employees hired after January 1, 2004. Effective April 1, 2006, all salaried employees previously covered under the Modine Salaried Employee Pension Plan will be eligible to participate in this plan. Modine makes annual contributions based on a percentage of compensation, which is determined by management. Employees can choose among various investment alternatives including Modine stock.

(In thousands, except per-share amounts)

Deferred compensation plan

The Company maintains a non-qualified deferred compensation plan for eligible employees. The plan is funded and allows qualified employees to choose among various investment alternatives including Modine stock. The Company matching contributions are initially invested in Modine stock similar to the 401(k) plans.

In addition, various Modine foreign subsidiaries have in place government required defined contribution plans under which Modine contributes a percentage of employee earnings into accounts, consistent with local laws.

Activity in the defined contribution employee benefit plans, including the employee stock ownership plan discussed in Note 23, for fiscal 2006, 2005 and 2004 resulted in the purchase of 113, 177, and 254 shares of Modine common stock, respectively. These purchases were made from the open market. It is currently anticipated that future purchases will also be made from the open market or other available sources at the discretion of the plans' administrative committees. Costs of Modine's contributions to the defined contribution employee benefit plans for fiscal 2006, 2005 and 2004 were $5,418, $3,931 and $3,214, respectively.

The change in benefit obligations and plan assets as well as the funded status of Modine's pension and postretirement plans were as follows:

	PENSIONS		POSTRETIREMENT	
Years ended March 31	**2006**	2005	**2006**	2005
Change in benefit obligation:				
Benefit obligation at beginning of year	**$248,994**	$226,498	**$ 42,038**	$ 43,193
Aftermarket spin off	**(4,092)**	—	**–**	—
Service cost	**8,571**	7,573	**383**	397
Interest cost	**13,980**	14,032	**1,883**	2,116
Plan amendments	**2,192**	(4,862)	**–**	430
Actuarial loss (gain)	**14,778**	20,514	**(6,325)**	873
Medicare subsidy	**–**	—	**–**	(2,237)
Benefits paid	**(12,522)**	(13,240)	**(5,722)**	(3,650)
Curtailment gain	**–**	(2,625)	**–**	—
Contributions by plan participants	**–**	—	**1,053**	916
Currency-translation adjustment	**(2,050)**	1,104	**–**	—
Benefit obligation at end of year	**$269,851**	$248,994	**$ 33,310**	$ 42,038
Change in plan assets:				
Fair value of plan assets at beginning of year	**$213,716**	$204,807	**$ –**	$ —
Aftermarket spin off	**(2,018)**	—	**–**	—
Actual return on plan assets	**7,773**	18,905	**–**	—
Employer contributions	**3,683**	3,244	**4,669**	2,734
Contributions by plan participants	**–**	—	**1,053**	916
Benefits paid	**(12,522)**	(13,240)	**(5,722)**	(3,650)
Fair value of plan assets at end of year	**$210,632**	$213,716	**$ –**	$ —
Funded status:				
Funded status at end of year	**$ (59,219)**	$ (35,278)	**$ (33,310)**	$(42,038)
Unrecognized net loss	**108,124**	87,963	**9,226**	15,967
Unrecognized prior service cost	**(593)**	(2,124)	**293**	315
Unrecognized net transition obligation	**(54)**	(152)	**–**	—
Prepaid (accrued) cost	**$ 48,258**	$ 50,409	**$ (23,791)**	$(25,756)
Amounts recognized in the balance sheet consist of:				
Prepaid benefit cost	**$ 59,894**	$ 64,236	**$ –**	$ —
Accrued benefit liability	**(30,056)**	(29,054)	**(23,791)**	(25,756)
Intangible asset	**2,832**	2,581	**–**	—
Accumulated other comprehensive income	**15,588**	12,646	**–**	—
Net amount recognized	**$ 48,258**	$ 50,409	**$ (23,791)**	$(25,756)

(In thousands, except per-share amounts)

The change in accumulated other comprehensive income resulted in an increase in the minimum liability included in other comprehensive income of $2,942 and $2,153 for the years ended March 31, 2006 and 2005, respectively.

The accumulated benefit obligation for all defined benefit pension plans was $208,846 and $199,404 as of March 31, 2006 and 2005, respectively.

Pension plans with accumulated benefit obligations in excess of plan assets consist of the following:

Years ended March 31	**2006**	2005
Projected benefit obligations	**$57,767**	$57,258
Accumulated benefit obligations	**56,393**	55,283
Fair value of plan assets	**28,907**	28,187

Costs for Modine's pension and postretirement benefit plans include the following components:

Years ended March 31	**2006**	2005	2004
Pensions:			
Components of net periodic benefit cost:			
Service cost	**$ 8,335**	$ 7,458	$ 6,461
Interest cost	**13,528**	13,762	13,050
Expected return on plan assets	**(18,396)**	(19,367)	(19,347)
Amortization of:			
Unrecognized net loss	**4,637**	2,432	274
Unrecognized prior service cost	**65**	497	552
Unrecognized net (asset) obligation	**(27)**	(27)	188
Adjustment for settlement/curtailment	**—**	1,081	1,405
Net periodic benefit cost	**$ 8,142**	$ 5,836	$ 2,583
Postretirement plans:			
Components of net periodic benefit cost:			
Service cost	**$ 383**	$ 397	$ 372
Interest cost	**1,842**	2,116	2,430
Amortization of:			
Unrecognized net loss	**415**	476	687
Unrecognized prior service cost	**21**	(7)	(388)
Net periodic benefit cost	**$ 2,661**	$ 2,982	$ 3,101

The weighted–average assumptions used to determine Modine's benefit obligation under the plans are detailed as follows:

Years ended March 31	**2006**		2005	
	U.S. plans	**Foreign plans**	U.S. plans	Foreign plans
Pensions:				
Discount rate	**5.75%**	**4.25%**	5.75%	5.70%
Rate of compensation increase	**4.00%**	**2.00%**	4.00%	4.01%
Postretirement plans:				
Discount rate	**5.75%**		5.75%	
Rate of compensation increase	**4.00%**		4.00%	

The weighted-average assumptions used to determine Modine's costs under the plans are detailed as follows:

Years ended March 31	**2006**		2005		2004	
	U.S. plans	**Foreign plans**	U.S. plans	Foreign plans	U.S. plans	Foreign plans
Pensions:						
Discount rate	**5.75%**	**4.25%**	6.25%	5.89%	6.75%	6.33%
Expected return on plan assets	**8.50%**	**N/A**	8.75%	N/A	8.75%	N/A
Rate of compensation increase	**4.00%**	**2.00%**	4.00%	3.52%	4.00%	3.93%
Postretirement plans:						
Discount rate	**5.75%**		6.25%		6.75%	
Rate of compensation increase	**4.00%**		4.00%		4.00%	

(In thousands, except per-share amounts)

Beginning in fiscal year 2006, the discount rate used to determine the present value of the Company's future U.S. pension obligations as of the measurement date uses a methodology that equates the plans' projected benefit obligations to a present value, calculated using a yield curve. The yield curve was constructed from a portfolio of high quality, non-callable corporate debt securities with maturities ranging from one-half to thirty years. The discount rate was determined by matching the pension plans' expected cash flows (on a PBO basis) with spot rates developed from the yield curve.

Plan assets in the U.S. defined benefit plans comprise 100 percent of the Company's world-wide benefit plan assets. Modine's U.S. pension plan weighted-average asset allocations at the measurement dates of December 31, 2005 and 2004 by category, and the target allocation for the years ended March 31, 2006 and 2005 are summarized below:

	Target allocation	Plan assets	
For fiscal year		**2006**	2005
Equity securities	55%	**56%**	62%
Debt securities	40%	**39%**	33%
Cash	5%	**5%**	5%
	100%	**100%**	100%

Due to market conditions and other factors, actual asset allocation may vary from the target allocation outlined above. The assets are periodically rebalanced to the target allocations. Included in the plan assets for fiscal 2006 are approximately 482 shares of Modine common stock with a market value of $15,720 (7.5 percent of total plan assets). For 2005, the plan held 918 shares of Modine common stock with a market value of $31,002 (15 percent of total plan assets).

Modine employs a total return investment approach, whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets while avoiding excessive risk. Pension plan guidelines have been established based upon an evaluation of market conditions, tolerance for risk and cash requirements for benefit payments. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

The expected rate of return on U.S. plan assets is based upon historical return experience and forward-looking return expectations for major asset class categories. Modine has retained the same assumed rate of return of 8.50 percent, used to determine fiscal year 2006 U.S. pension plan expense, for fiscal year 2007. The Company justifies the ongoing use of this assumption in part due to changes Modine has made in the administration of its U.S. defined benefit plan and positive changes to the asset portfolio the Company anticipates it will make in fiscal year 2007.

With respect to the postretirement plans, for measurement purposes for pre-65 and post-65 benefits, the assumed healthcare cost trend rates were as follows:

Years ended March 31	**2006**	2005
Healthcare cost trend rate assumed for next year	**10%**	10%
Ultimate trend rate	**5%**	5%
Year the rate reaches the ultimate trend rate	**2011**	2011

Assumed healthcare cost trend rates affect the amounts reported for the healthcare plan. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	One percentage point	
Year ended March 31, 2006	Increase	Decrease
Effect on total of service and interest cost	$ 62	$ (59)
Effect on postretirement benefit obligation	1,169	(1,113)

The funding policy for domestic qualified plans is to contribute annually at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with applicable laws and regulations. Modine anticipates that it will contribute a total of approximately $2,500 to these plans during fiscal 2007 due to minimum funding requirements and discretionary determinations. In addition, Modine expects to contribute $2,726 to its postretirement benefit plans in fiscal 2007.

The estimated benefits, which reflect expected future service, as appropriate, for the next ten fiscal years are as follows:

Years ended March 31	Pension	Postretirement (net of subsidy)
2007	$11,177	$ 2,726
2008	13,420	2,712
2009	13,626	2,460
2010	15,809	2,701
2011	15,377	2,703
2012-2016	90,964	12,474

NOTE 4: LEASES

Modine leases various facilities and equipment. Rental expense under operating leases totaled $9,160 in fiscal 2006, $8,113 in fiscal 2005 and $7,432 in fiscal 2004.

Future minimum rental commitments at March 31, 2006 under non-cancelable operating leases are as follows:

Years ending March 31	
2007	$ 5,185
2008	4,212
2009	2,865
2010	2,384
2011	2,215
2012 and beyond	5,692
Total future minimum rental commitments	$22,553

(In thousands, except per-share amounts)

NOTE 5: OTHER INCOME—NET

Other income—net was comprised of the following:

Years ended March 31	2006	2005	2004
Equity in earnings of non-consolidated affiliates	**$4,222**	$5,091	$2,406
Interest income	**1,698**	759	1,072
Foreign currency transactions	**157**	2,585	1,076
Other non-operating income—net	**2,194**	393	548
Total other income—net	**$8,271**	$8,828	$5,102

NOTE 6: INCOME TAXES

The U.S. and foreign components of earnings from continuing operations and the income tax expense consisted of the following:

Years ended March 31	2006	2005	2004
Components of earnings from continuing operations before income taxes:			
United States	**$33,515**	$45,535	$29,815
Foreign	**57,025**	52,382	27,652
Total earnings from continuing operations before income taxes	**$90,540**	$97,917	$57,467
Income tax expense (benefit):			
Federal:			
Current	**$10,895**	$ 11,789	$ 1,928
Deferred	**(4,929)**	1,979	2,827
State:			
Current	**2,080**	2,846	1,601
Deferred	**(543)**	168	291
Foreign:			
Current	**23,502**	15,400	12,426
Deferred	**(1,217)**	4,049	2,901
Total income tax expense	**$29,788**	$36,231	$ 21,974

Income tax expense attributable to earnings from continuing operations before income taxes differed from the amounts computed by applying the statutory U.S. federal income tax rate as a result of the following:

Years ended March 31	2006	2005	2004
Statutory federal tax	**35.0%**	35.0%	35.0%
State taxes, net of federal benefit	**0.7**	1.9	2.1
Non-deductible acquisition costs	**0.1**	0.1	—
Taxes on non-U.S. earnings and losses	**(0.8)**	(1.1)	(1.0)
Foreign repatriation	**2.2**	—	—
Valuation allowance	**0.3**	0.6	3.1
Research and development tax credit	**(4.8)**	—	—
Other	**0.2**	0.5	(1.0)
Effective tax rate	**32.9%**	37.0%	38.2%

During fiscal 2006, $84,800 was repatriated to the United States from a foreign location under the American Jobs Creation Act of 2004. The repatriation of cash resulted in income tax expense of $2,010 during the current fiscal year. In addition, the Company recorded an income tax benefit of $4,376 during fiscal 2006 for research and development tax credits.

(In thousands, except per-share amounts)

The significant components of deferred income tax (benefit) expense attributable to earnings from continuing operations before income taxes are summarized as follows:

Years ended March 31	2006	2005	2004
Pensions	**$(1,555)**	$(1,399)	$ 584
Depreciation	**(3,794)**	306	3,246
Inventories	**(276)**	184	(297)
Employee benefits	**(1,960)**	138	(185)
Benefit of tax losses	**409**	2,136	3,117
Intangibles	**802**	944	943
Foreign currency (loss) gain	**(330)**	2,034	10
Accrued liabilities	**324**	1,275	(1,591)
Other	**(309)**	578	192
Total deferred income tax (benefit) expense	**$(6,689)**	$6,196	$6,019

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

March 31	2006	2005
Deferred tax assets:		
Accounts receivable	**$ 267**	$ 515
Inventories	**1,901**	5,259
Plant and equipment	**604**	382
Employee benefits	**23,568**	20,465
Net operating loss, capital loss and credit carryforwards	**4,417**	5,831
Other, principally accrued liabilities	**15,100**	16,424
Total gross deferred tax assets	**45,857**	48,876
Less valuation allowance	**3,303**	3,871
Net deferred tax assets	**42,554**	45,005
Deferred tax liabilities:		
Pension	**27,533**	27,907
Plant and equipment	**26,506**	31,569
Other	**13,036**	11,678
Total gross deferred tax liabilities	**67,075**	71,154
Net deferred tax liability	**$(24,521)**	$(26,149)

The valuation allowance for deferred tax assets as of April 1, 2005 was $3,871. The valuation allowance decreased by $568 in fiscal 2006 and related primarily to the utilization of domestic capital loss carryforwards resulting from capital gain generated on the foreign repatriation.

At March 31, 2006, the Company had tax loss carryforwards of $12,735 existing in jurisdictions outside of the U.S. If not utilized against taxable income, the tax losses will expire as follows:

Years ended March 31	
2007	$ 978
2008	975
2009	2,188
2010	2,557
2011	2,306
No expiration date	3,731

As of March 31, 2006, the Company had provided $553 of U.S. tax on undistributed earnings of certain subsidiaries and equity investment companies considered not permanently reinvested. Undistributed earnings considered permanently reinvested in foreign operations totaled $316,847, and no provision has been made for any U.S. taxes that would be payable upon the distribution of such earnings.

As further discussed in Note 13, the Company completed the spin off of the Aftermarket business on July 22, 2005, and this business has been presented as a discontinued operation in the consolidated statement of earnings. As a result of this presentation, the earnings (loss) from discontinued operations has been presented net of income tax expense (benefit) of $295, ($1,017) and $1,300 for the fiscal years ended March 31, 2006, 2005 and 2004, respectively. No tax benefit has been recorded on the loss on spin off of $53,462 as this transaction is on a debt-free and tax-free basis.

(In thousands, except per-share amounts)

NOTE 7: EARNINGS PER SHARE

The computational components of basic and diluted earnings per share are summarized below:

Years ended March 31	2006	2005	2004
Numerator:			
Earnings from continuing operations	**$60,752**	$61,686	$35,493
Earnings (loss) from discontinued operation	**351**	(24)	4,944
Loss on spin off of discontinued operation	**(53,462)**	—	—
Net earnings	**$ 7,641**	$61,662	$40,437
Denominator:			
Weighted average shares outstanding—basic	**33,729**	34,092	33,922
Effect of dilutive securities	**415**	388	151
Weighted average shares outstanding—diluted	**34,144**	34,480	34,073
Net earnings per share of common stock—basic:			
Continuing operations	**$1.80**	$1.81	$1.05
Earnings (loss) from discontinued operation	**0.01**	—	0.14
Loss on spin off of discontinued operation	**(1.58)**	—	—
Net earnings—basic	**$0.23**	$1.81	$1.19
Net earnings per share of common stock—diluted:			
Continuing operations	**$1.78**	$1.79	$1.04
Earnings (loss) from discontinued operation	**0.01**	—	0.15
Loss on spin off of discontinued operation	**(1.57)**	—	—
Net earnings—diluted	**$0.22**	$1.79	$1.19

The calculation of diluted earnings per share excluded 649, 919 and 1,672 options for the years ended March 31, 2006, 2005 and 2004, respectively, as these stock options were anti-dilutive.

NOTE 8: CASH AND CASH EQUIVALENTS

Under Modine's cash management system, cash balances at certain banks are funded when checks are presented for payment. To the extent that checks issued, but not yet presented for payment, exceed the balance on hand at the specific bank they were written against, the amount of those un-presented checks is included in accounts payable. These credit balances included in accounts payable were $13,197, $5,204, and $6,493 at March 31, 2006, 2005 and 2004, respectively.

All short-term investments at March 31, 2006, 2005 and 2004 were of an initial duration of less than three months and were recorded as cash equivalents. The recorded amount of these investments approximated fair value based on the short maturity of these instruments.

NOTE 9: INVENTORIES

Inventories consisted of the following:

March 31	2006	2005
Raw materials	**$39,779**	$ 38,169
Work in process	**29,435**	34,234
Finished goods	**21,013**	77,378
Total inventories	**$90,227**	$149,781

NOTE 10: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including depreciable lives, consisted of the following:

March 31	2006	2005
Land	**$ 25,023**	$ 26,147
Buildings and improvements (10-40 years)	**263,765**	293,683
Machinery and equipment (3-12 years)	**516,589**	557,407
Office equipment (3-14 years)	**80,135**	85,944
Transportation equipment (3-7 years)	**10,710**	11,382
Construction in progress	**44,097**	32,378
	940,319	1,006,941
Less accumulated depreciation	**472,719**	510,761
Net property, plant and equipment	**$467,600**	$496,180

Depreciation expense totaled $65,757, $60,473 and $52,437 for the fiscal years ended March 31, 2006, 2005 and 2004, respectively.

In fiscal 2006, certain property, plant and equipment included within the Other segment related to the Electronics Cooling Taiwan operation were deemed to be impaired and written down to fair value. As a result, an impairment charge of $3,557 was recorded as a component of cost of sales in the consolidated statement of operations for the current fiscal year. In fiscal 2007, the Company made a determination to close the Taiwan operation. Also see Note 26.

(In thousands, except per-share amounts)

In fiscal 2005, impairment costs of $262 in the Original Equipment-Americas segment and $155 at Corporate were recorded. Cost of sales was impacted by $287 and selling, general and administrative expenses by $130 for these costs. In fiscal 2004, the Original Equipment-Americas segment recorded $1,445 of impairment costs in cost of sales.

In October 2003, the Company sold its LaPorte, Indiana facility and in February 2004 the Company sold its St. Paul, Minnesota facility. Gains on the sales were recorded in cost of sales in the consolidated statements of earnings and totaled $555 and $1,208, respectively.

Gains and losses related to the disposal of property, plant and equipment are recorded in cost of sales or selling, general, and administrative expenses depending on the nature of the assets disposed. Total gains (losses) related to the disposal of property, plant, and equipment were $(525), $(652) and $1,500 for fiscal years ended March 31, 2006, 2005 and 2004, respectively.

NOTE 11: INVESTMENT IN AFFILIATES

Investments in non-consolidated affiliates are accounted for under the equity method, and consisted of the following:

March 31	Percent-owned	2006	2005
Net investment in affiliates:			
Radiadores Visconde, Ltda. (Brazil)	50%	**$26,015**	$19,206
Nikkei Heat Exchanger Company, Ltd. (Japan)	50%	**5,414**	5,925
Constructions Mechaniques Mota, S.A. (France)	41%	**7,675**	8,041
Anhui Jianghaui Mando Climate Control Co. Ltd. (China)	50%	**2,623**	1,861
Total net investment in affiliates		**$41,728**	$35,033

At March 31, 2006 and 2005, the investment in Radiadores Visconde, Ltda. exceeded the Company's share of the underlying net assets by $7,311 and $5,996, respectively. The investment in Construction Mechaniques Mota, S.A. exceeded the Company's share of the underlying assets by $1,494 and $1,660, respectively. The fluctuations in these values were the result of exchange rate changes between the local currency and the U.S. dollar. The investment in Nikkei Heat Exchanger Company, Ltd. is equal to the Company's investment in the underlying assets.

Effective October 15, 2004, the Company acquired WiniaMando's 50 percent equity interest in Anhui Jianghaui Mando Climate Control Co., Ltd. for the cash purchase price of $2,246. At March 31, 2006 and 2005, the Company's share of the underlying assets exceeded the carrying value of the investment by $392 and $442, respectively. The excess, which relates to certain property, plant and equipment, will be amortized into income over the estimated remaining lives of the assets.

The results of operations for Radiadores Visconde, Ltda., Nikkei Heat Exchanger Company, Ltd. and Anhui Jianghaui Mando Climate Control Co. Ltd. are reported in the consolidated financial statements using a one-month reporting delay. Accordingly, fiscal 2005 includes four and one-half months of operating activity for Anjui Jianghaui Mando Climate Control Co. Ltd. which was acquired in mid-October 2004. Operating results for Construction Mechaniques Mota, S.A. are included using a three-month delay. Equity in earnings from non-consolidated affiliates is reported under other income – net on the consolidated statements of earnings. These earnings for fiscal years ended March 31, 2006, 2005 and 2004 were $4,222, $5,091, and $2,406, respectively.

NOTE 12: ACQUISITIONS

Effective May 3, 2005, Modine acquired a 100 percent equity interest, by means of a stock purchase, in the privately held company Airedale International Air Conditioning Limited of Leeds, U.K. ("Airedale") for $37,991, net of cash acquired. The acquisition was financed with cash generated through operations and borrowing on the Company's revolving credit agreement. As part of the purchase agreement, $1,904 was placed in escrow for a period of two years to cover potential claims or adjustments that may arise.

The acquisition was accounted for under the purchase method. Acquired assets and liabilities assumed were recorded at their respective fair market values. The excess of the purchase price, including estimated professional service and other acquisition costs, over the fair market values of the assets and liabilities acquired of $17,266 was recorded as goodwill, which is not deductible for income tax purposes. An intangible asset was recorded at the acquisition date for trademarks valued at $10,243. The trademarks are being amortized over fifteen years.

Founded in 1974 in Leeds and with calendar 2004 revenues of approximately $75,000, Airedale is a leading designer and manufacturer of specialty air conditioning systems sold in more than 50 countries. While the majority of its sales are in the U.K., approximately 40 percent of Airedale's 2004 revenues were principally to North America, continental Europe, South Africa and Asia.

Airedale products are sold to installers, contractors and end users in a variety of commercial and industrial applications, including banking and finance, education, transportation, telecommunications, pharmaceuticals, electronics, hospitals, defense, petrochemicals and food and beverage processing. Products include close control units for precise temperature and humidity control applications, chiller units and condensing units, comfort products, and equipment service and controls. Airedale has approximately 450 employees and production facilities in Leeds, U.K., which includes a product development lab and testing center; Bensalem, Pennsylvania; Johannesburg, South Africa; and Zhongshan, China, which opened in early 2005. The Bensalem, Pennsylvania plant was closed subsequent to the acquisition, and production was relocated to existing Modine U.S. plants.

(In thousands, except per-share amounts)

Airedale is reported in the Commercial HVAC&R segment. For financial reporting purposes, the Airedale operations are included in the consolidated financial statements using a one-month delay similar to the Company's other foreign subsidiaries.

Effective March 1, 2005, Modine acquired, through a stock purchase, a 100 percent equity interest, in the heavy-duty original equipment business of Transpro, Inc. for $16,637. With annual sales of approximately $50,000, the Transpro heavy-duty OE business manufactures aluminum charge air coolers and copper/brass radiators for the heavy duty truck, military, motor home, specialty truck, bus and power generation industries. The acquisition has enhanced the Company's relationship with a number of key existing customers as well as provided the Company with the opportunity to work with several new customers served by the business. The new business, which operates an approximately 150,000-square-foot plant in Jackson, Mississippi with 240 employees, became part of the Original Equipment-Americas reporting segment.

The Jackson acquisition was accounted for under the purchase method. Financial results reported for the Jackson facility in fiscal 2005 include one month of operational activity. The excess purchase price over the fair market value of the assets and liabilities acquired of $3,425 was recorded as goodwill, which is fully deductible for income tax purposes.

Effective July 31, 2004, Modine acquired through its wholly-owned subsidiary Modine Korea, LLC, the South Korean assets of the Automotive Climate Control Division of WiniaMando Inc. (ACC). Modine Manufacturing Company, through stock purchases, completed the acquisition of the balance of ACC's operations in China, a wholly owned subsidiary in Shanghai, China and a 50 percent interest in a joint venture in Hefei, China, effective September 3, 2004 and October 15, 2004, respectively, after receiving the necessary approvals from the Chinese government.

Headquartered near Seoul, South Korea, with manufacturing facilities in Asan City, the former ACC designs and manufacturers heating, ventilating and air conditioning (HVAC) systems for minivans, SUVs, commercial vehicles, trucks, buses and trains as well as other heat transfer components. With the ACC acquisitions, Modine added nearly 700 employees as well as a state-of-the-art wind tunnel, research center and manufacturing plant in South Korea, a wholly-owned facility in Shanghai, China, as well as a 50 percent venture in Hefei, China.

With these significant investments in Asia, the Company believes it is better serving its customers from a global platform with a new base for further expansion and growth into the Asian markets. The acquisition also allowed the Company to diversify its existing customer base by adding one of the fastest growing car companies in the world, Hyundai/Kia.

The total purchase price of the assets and liabilities assumed in the Korean operation and the equity interests in the Chinese operations was $85,585. As part of the purchase agreement, $10,000 of the purchase price was placed in escrow to cover any potential claims or adjustments that may arise for a 21-month period from the date of the Korean closing. WiniaMando's obligations to Modine in the event of a breach are subject to certain limitations and exceptions as defined in the acquisition agreement. Effective February 2, 2006, Modine and WiniaMando entered into a Settlement Agreement under which the parties agreed to resolve a number of post-closing claims raised by Modine for $2,500. Approximately $800 of the settlement amount was recognized as income in other income – net in the consolidated statement of earnings for the year ended March 31, 2005, and the remaining settlement amount of $1,700 was recognized as income in other income – net for the year ended March 31, 2006. The parties have agreed to negotiate certain other claims raised by Modine limited to the amount remaining in the escrow, adjusted for movements in foreign currency exchange rates, of approximately $9,800.

The Korean and Chinese operations acquired in August and September, respectively were accounted for under the purchase method. Acquired assets and liabilities assumed were recorded at their respective fair market values. The purchase price of the South Korean assets acquired was less than the underlying fair value of the net assets by $1,354 and was alloted to property, plant and equipment. The excess of the purchase price, related to the Shanghai acquisition, including estimated professional service and other acquisition costs, over the fair market values of the assets and liabilities acquired was recorded as goodwill. Goodwill recorded from the 100 percent equity interest in the Shanghai, China operation totaled $522, which is not deductible for income tax purposes.

The 50 percent equity interest in the Hefei, China joint venture, which closed in October, is being accounted for under the equity method. The purchase price of $2,246 was less than the underlying value of the net assets acquired by $460. The excess, which relates to certain property, plant and equipment, is being amortized into income, on a straight line basis, over the estimated remaining useful lives.

The wholly owned operations in Korea and China are included in the Original Equipment-Asia segment while the 50 percent equity interest in the Hefei joint venture is being reported in the "Other items not allocated to segments" similar to the Company's other equity investments in affiliates. For financial reporting purposes, the acquired operations and equity investment are included in the consolidated financial statements using a one-month delay similar to the Company's other foreign subsidiaries. Accordingly, the operational results reported for fiscal 2005 include only seven months of activity from the South Korean manufacturing plant, six months of activity from the wholly owned Chinese manufacturing plant and four and one-half months from the joint venture company in China.

(In thousands, except per-share amounts)

The following provides an allocation of the purchase price for each of the acquisitions, not accounted for under the equity method, that the Company made in fiscal 2006 and 2005.

	Airedale	Jackson, Mississippi	South Korea	Shanghai, China
Assets acquired:				
Trade receivables	$14,595	$5,839	$44,927	$2,957
Inventories	5,242	5,766	9,830	3,269
Other current and noncurrent assets	1,971	731	5,933	162
Property, plant and equipment	5,609	9,450	66,384	209
Trademarks	10,243	—	—	—
Total assets	37,660	21,786	127,074	6,597
Liabilities assumed:				
Accounts payable	6,815	7,105	39,234	2,331
Accrued compensation and employee benefits	1,115	639	180	2
Accrued expenses and other current liabilities	4,524	830	2,401	388
Other noncurrent liabilities	4,481	—	3,860	—
Total liabilities	16,935	8,574	45,675	2,721
Total debt assumed	—	—	2,458	—
Fair value of assets/equity acquired	20,725	13,212	78,941	3,876
Cash purchase price, net of cash acquired	37,991	16,637	78,941	4,398
Recognized goodwill	$17,266	$3,425	$ —	$ 522

The following unaudited pro-forma financial information summarizes the estimated combined results of operations of the Company, Airedale, Jackson, Mississippi and the South Korean and Shanghai, China operations of ACC. Also included in the pro-forma financial information presented is the results of operations from the joint venture company in Hefei, China recorded using the equity method. The financial information presented assumes that each of the acquisitions had taken place on April 1, 2004. The unaudited pro-forma combined results of operations reflect adjustments to Airedale for revised depreciation and amortization expense based on fair market value of property, plant and equipment and trademarks, the removal of certain bonus and pre-acquisition costs, and an adjustment for interest expense based upon the purchase price. For ACC, the adjustments include interest expense and income, revised depreciation based on the fair market value of the property, plant and equipment, and removal of goodwill amortization not allowable under U.S. GAAP, and removal of one-time separation expenses paid to employees. For Jackson, Mississippi, the pro-forma adjustments include revised depreciation expense based on the fair market value of the property, plant and equipment, adjustments to fringe benefit costs and corporate overhead allocations, and an adjustment to interest expense based upon the amount borrowed to finance the acquisition.

	Twelve months ended March 31	
(Unaudited)	**2006**	2005
Net sales	**$1,640,823**	$1,539,445
Net earnings from continuing operations	**62,385**	67,566
Net earnings per share from continuing operations (basic)	**1.85**	1.98
Net earnings per share from continuing operations (diluted)	**1.83**	1.96

The unaudited pro forma financial information presented above is for informational purposes only and does not necessarily reflect the results of operations that would have occurred had the acquisitions actually taken place on the date assumed above, and those results are not necessarily indicative of the results of future combined operations.

(In thousands, except per-share amounts)

NOTE 13: DISCONTINUED OPERATIONS

On July 22, 2005, the Company completed the spin off of its Aftermarket business on a debt-free and tax-free basis to its shareholders and the immediate merger of the spun-off business into Transpro.

Effective July 22, 2005, pursuant to the terms of the Agreement and Plan of Merger, dated as of January 31, 2005, among Modine, Modine Aftermarket Holdings, Inc. and Transpro and as amended June 16, 2005, Modine Aftermarket Holdings, Inc. was merged with and into Transpro, with Transpro surviving the merger. For accounting purposes, Transpro is considered to be the acquirer of Modine Aftermarket Holdings, Inc. Upon effectiveness of the merger, Transpro changed its name to Proliance International, Inc. Modine shareholders retained their Modine common shares and, in the merger, received 0.23581 of a share of the common stock of the combined company in exchange for each share of Aftermarket Holdings, Inc. common stock issued to them in the distribution. Immediately following the merger, Modine shareholders owned approximately 52 percent of Proliance International's common stock on a fully diluted basis and Transpro's pre-merger shareholders owned the other 48 percent.

In accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," it was determined that the Aftermarket business, part of the former Distributed Products segment, should be presented as a discontinued operation in the consolidated financial statements. In fiscal 2006, the Company recorded, as a result of the spin off transaction, a non-cash charge to earnings of $53,462. The amount of the non-cash charge was comprised of two components: $50,101 to reflect the difference between the value which Modine shareholders received in the new company of $51,319, a function of the stock price of Transpro at the closing, and the $101,420 in asset carrying value of Modine's Aftermarket business; and $3,361 of foreign currency translation loss recognized at the date of the transaction.

The assets and liabilities of the Aftermarket business on July 22, 2005, the date of the spin off, and March 31, 2005 were as follows:

	July 22, 2005	March 31, 2005
Cash and cash equivalents	$ 6,300	$ 7,373
Trade receivables	33,652	27,513
Inventory	59,768	67,636
Other current assets	7,163	3,375
Property, plant and equipment	20,201	22,131
Other non-current assets	1,425	1,321
Assets of discontinued operations	$128,509	$129,349
Accounts payable	$15,051	$12,628
Other current liabilities	9,722	14,095
Other non-current liabilities	2,316	3,529
Liabilities of discontinued operations	$ 27,089	$ 30,252

The following results of the Aftermarket business have been presented as earnings/(loss) from discontinued operations in the accompanying consolidated statement of earnings:

	For the period April 1, 2005- July 22, 2005	Fiscal year ending March 31, 2005	Fiscal year ending March 31, 2004
Net sales	$82,579	$205,599	$225,210
Cost of sales and other expenses	81,933	206,640	218,966
Earnings (loss) before income taxes	646	(1,041)	6,244
Income tax expense (benefit)	295	(1,017)	1,300
Earnings/(loss) from discontinued operations	$ 351	$ (24)	$ 4,944

NOTE 14: RESTRUCTURING, PLANT CLOSURES AND OTHER RELATED COSTS

In the fourth quarter of fiscal 2006, Modine initiated an early retirement plan for salaried employees located at the Company's Asan City, South Korea facility. Effective March 31, 2006, 36 employees accepted the early retirement offer, and received early retirement benefits of approximately $2,500 under this plan. This amount was recorded as a component of selling, general and administrative expenses in the Original Equipment – Asia segment during fiscal 2006.

In the first quarter of fiscal 2005, Modine initiated a restructuring plan through its electronics cooling division (which is reported in the Other segment) to close its Guaymas, Mexico plant due to a shift in customer sourcing and over-capacity in its North American operations. The move, which consisted of transferring equipment and current operations to Lancaster, Pennsylvania and Hsinchu, Taiwan, was designed to reduce operating expenses, improve asset utilization and focus manufacturing operations closer to the electronics customers' assembly facilities. The financial statement impact, which includes restructuring and other closure costs, was incurred and completed during fiscal 2005 and totaled $2,114. These expenses were reported in the line items restructuring charges totaling $1,031 and cost of sales totaling $1,083 in the consolidated statements of earnings for fiscal 2005. The restructuring costs included $281 of severance, due to a workforce reduction of 28 employees, and a negotiated buyout of $750 on a non-cancelable operating lease that was due to expire in April 2008. The closure costs reported within cost of sales of $1,083 consisted primarily of accelerated depreciation of certain assets that would no longer be utilized after the completion of the restructuring.

In the third quarter of fiscal 2002, Modine initiated a restructuring plan to reduce costs and increase future operating efficiency by consolidating a portion of its North American and European operations. The financial statement impact related to this plan concluded during fiscal 2004 and final adjustments increased income by $70.

At March 31, 2006, 2005 and 2004, all restructuring expenditures had been paid, and no amounts were recorded in the accrued restructuring liability at these fiscal year ends.

(In thousands, except per-share amounts)

NOTE 15: GOODWILL

Goodwill is assessed for impairment by the Company each year in its third fiscal quarter by applying a fair value based test. The results of the fiscal 2006, 2005 and 2004 impairment tests indicated that the fair value of each reporting unit exceeded its book value. Accordingly, no impairment charge was recorded in the periods presented.

The changes in the carrying amount of goodwill, by segment and in the aggregate, were as follows:

	OE-Americas	OE-Asia	OE-Europe	Commercial HVAC&R	Other	Total
Balance at March 31, 2004	$20,344	$ —	$8,278	$ 1,599	$2,388	$32,609
Acquired	2,224	522	—	—	—	2,746
Fluctuations in foreign currency	—	—	477	—	(14)	463
Balance at March 31, 2005	22,568	522	8,755	1,599	2,374	35,818
Acquired	**1,201**	**—**	**—**	**17,266**	**—**	**18,467**
Fluctuations in foreign currency	**—**	**—**	**(813)**	**(1,300)**	**84**	**(2,029)**
Balance at March 31, 2006	**$23,769**	**$522**	**$ 7,942**	**$17,565**	**$2,458**	**$52,256**

The goodwill acquired in fiscal 2005 was comprised of $2,224 related to the acquisition of Jackson, Mississippi and $522 related to the acquisition of Modine China. The goodwill acquired in fiscal 2006 represents $1,201 related to final purchase accounting entries for the Jackson, Mississippi acquisition and $17,266 related to the acquisition of Airedale.

NOTE 16: OTHER INTANGIBLE ASSETS

Other intangible assets were comprised of the following:

March 31	2006			2005		
	Gross carrying value	**Accumulated amortization**	**Net intangible assets**	Gross carrying value	Accumulated amortization	Net intangible assets
Amortized intangible assets:						
Patents and product technology	**$ 3,951**	**$(3,175)**	**$ 776**	$3,951	$(2,912)	$1,039
Trademarks	**9,679**	**(552)**	**9,127**	—	—	—
Non-compete agreements and other intangibles	**111**	**(111)**	**—**	2,349	(2,293)	56
	13,741	**(3,838)**	**9,903**	6,300	(5,205)	1,095
Unamortized intangible assets:						
Pension assets	**2,832**	**—**	**2,832**	2,581	—	2,581
Total intangible assets	**$16,573**	**$(3,838)**	**$12,735**	$8,881	$(5,205)	$3,676

The amortization expense for other intangible assets for the fiscal years ended March 31, 2006, 2005 and 2004 was $830, $262 and $263, respectively. The estimated amortization expense related to other intangible assets is expected to be as follows:

Years ending March 31			
2007	$908	2010	$645
2008	903	2011 and beyond	6,546
2009	901		

(In thousands, except per-share amounts)

NOTE 17: INDEBTEDNESS

Indebtedness was comprised of the following:

Type of issue	Interest rate percentage at March 31, 2006	Fiscal year of maturity	March 31 2006	March 31 2005
Denominated in U.S. dollars:				
Fixed rate —				
Note	4.91	2016	**$ 75,000**	$ —
Variable rate —				
Note	5.30	2010	**34,000**	35,000
Revenue bonds	3.38	2008	**3,000**	3,000
Denominated in foreign currency:				
Fixed rate —				
Notes and other debt	3.00	2020	**2,873**	67,636
Variable rate —				
Note	3.02	2010	**36,958**	—
			151,831	105,636
Less current portion			**125**	64,912
Total long-term debt			**$151,706**	$ 40,724

Certain of Modine's financing agreements require it to maintain specific financial ratios and place certain limitations on dividend payments and the acquisition of Modine common stock. Other loan agreements give certain existing unsecured lenders security equal to any future secured borrowing. The most restrictive limitation is debt-to-earnings before interest, taxes, depreciation and amortization (EBITDA) below a 3.0 to 1.0 ratio. Modine was in compliance with all covenants at March 31, 2006.

The fair value of long-term debt is estimated by discounting the future cash flows at rates offered to the Company for similar debt instruments of comparable maturities. At March 31, 2006 and 2005, the carrying value of Modine's long-term debt approximated fair value, with the exception of the $75,000 fixed rate note, which has a fair value of approximately $70,500 at March 31, 2006.

Long-term debt matures as follows:

Years ended March 31	
2007	$ 125
2008	3,146
2009	167
2010	71,146
2011	210
2012 and beyond	77,037

On September 29, 2005, the Company entered into a $75,000, 4.91 percent note through a private placement with Key Banc Capital Markets acting as its agent with respect to placement of the notes. The proceeds from the notes were used to repay the outstanding debt to The Prudential Insurance Company of America and related interest maturing on September 29, 2005 totaling $61,559 and for other general corporate purposes. The notes mature on September 29, 2015 and contain customary restrictive covenants including certain restrictions on indebtedness, including that of guarantor subsidiaries; consolidations and mergers; sale of assets; investments, loans, and encumbrances; transactions with affiliates; and Modine's total debt to EBITDA ratio.

On December 20, 2005, the Company borrowed the aggregate principal amount of 71,000 euro under a Credit Agreement dated as of December 13, 2005 through its newly formed Austrian subsidiary Modine Holding GmbH with J.P. Morgan Europe Limited acting as its agent. This loan was secured by a guarantee from Modine Manufacturing Company, as parent, and by certain other subsidiaries of Modine.

The proceeds of the loan were used by Modine Holding GmbH to purchase a portion of the shares of Modine's Austrian operating subsidiary, Modine Austria GmbH, for the purpose of repatriation of cash from Modine subsidiaries in Europe for Modine to avail itself of associated tax benefits and for general corporate purposes.

The aggregate commitment of 71,000 euro included 30,000 euro which was repaid on December 23, 2005 (the "Short Term Portion"); and 41,000 euro which must be repaid on or before September 30, 2009 (the "Long Term Portion"). The interest rate under the Credit Agreement was 0.55 percent over EURIBOR for the Short Term Portion and ranges from 0.55 percent to 1.25 percent over EURIBOR for the Long Term Portion. The Credit Agreement also contains customary restrictive financial covenants substantially the same as those described above.

In October of 2004, Modine amended and restated its $150,000 multi-currency revolving credit facility that was due to expire in April 2005. The new facility extended the term for five years, expiring in October 2009, and increased the facility to $200,000, with a customary accordion feature that allows for an additional $75,000 of borrowing capacity. The terms of this credit facility contain various restrictive financial covenants relating to maximum debt-to-EBITDA and minimum interest coverage ratio. In addition, the credit facility contains limitations on investments, liens, dividends and other indebtedness. Borrowings under the credit facility bear interest at a rate of LIBOR plus a spread based on certain financial criteria, or the prime rate at Modine's option. Financing fees are being amortized over the five-year life of the new revolving credit facility.

(In thousands, except per-share amounts)

Modine also maintains credit agreements with foreign banks. The foreign unused lines of credit at March 31, 2006 were approximately $28,392. Domestic unused lines of credit at March 31, 2006, were $166,000. At March 31, 2006, a short-term bank borrowing balance of $5,983 was outstanding related to short-term foreign bank overdrafts.

Interest expense charged to earnings was as follows:

Years ended March 31	2006	2005	2004
Gross interest cost	**$7,746**	$6,477	$5,306
Capitalized interest on major construction projects	**(499)**	(148)	(282)
Interest expense	**$7,247**	$6,329	$5,024

NOTE 18: FINANCIAL INSTRUMENTS/CONCENTRATIONS OF CREDIT RISK

The Company invests excess cash in investment quality, short-term liquid debt instruments. Such investments are made only in instruments issued by high quality institutions. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable. The Company sells a broad range of products that provide thermal solutions to a diverse group of customers operating throughout the world. In fiscal 2006 and 2005, no single customer accounted for ten percent or more of total Company sales. In fiscal 2004, DaimlerChrysler accounted for 11.3 percent of total Company sales. No other customer accounted for more than ten percent of total Company revenue in fiscal year 2004. Sales to the Company's top ten customers were approximately 60 percent, 55 percent and 55 percent of total annual sales in fiscal 2006, 2005, and 2004, respectively. At March 31, 2006, 2005 and 2004, approximately 58 percent, 57 percent and 54 percent, respectively, of the Company's trade accounts receivables were from the Company's top ten individual customers. These customers operate primarily in the automotive, truck and heavy equipment markets and are influenced by many of the same market and general economic factors. To reduce the credit risk, the Company performs periodic credit evaluations of each customer and actively monitors their financial condition and developing business news. Collateral or advanced payments are generally not required, but may be used in those cases where a substantial credit risk is identified. Credit losses to customers operating in the markets served by the Company have not been material. Total bad debt write-offs for the periods presented have been below one percent of outstanding trade receivable balances at respective year-ends.

In addition to the external borrowing, the Company has certain foreign-denominated long-term intercompany loans that are sensitive to foreign exchange rates. At March 31, 2006, the Company had a 33,700,000 won ($34,675 U.S. equivalent), 8-yr loan to its wholly owned subsidiary Modine Korea, LLC. On April 6, 2005, the Company entered into a zero cost collar to hedge the foreign exchange exposure on the entire amount of the Modine Korea, LLC loan. The derivative instrument is being treated as a fair value hedge, and accordingly, transaction gains or losses on the derivative are being recorded in other income – net in the consolidated statement of earnings and acts to offset any currency movement outside of the collar on the outstanding loan receivable. This derivative instrument expires on August 29, 2006. During fiscal 2006, Modine Korea, LLC paid 9,400,000 won on this intercompany loan and the Company correspondingly adjusted the zero cost collar to reflect these payments. See also Note 19 for further discussion of foreign exchange contracts/derivatives/hedges.

Prior to December 15, 2005, the Company's wholly owned German subsidiary, Modine Holding GmbH, had a 11,100 euro ($14,700 U.S. equivalent) on-demand loan from its wholly owned subsidiary, Modine Hungaria Kft. On December 15, 2005, this loan was paid in full. For the years ended March 31, 2006 and 2005, the Company recorded in other income – net translation gains/(losses) of $598 and ($925), respectively.

NOTE 19: FOREIGN EXCHANGE CONTRACTS/ DERIVATIVES/HEDGES

Modine uses derivative financial instruments in a limited way as a tool to manage certain financial risks. Their use is restricted primarily to hedging assets and obligations already held by Modine, and they are used to protect cash flows rather than generate income or engage in speculative activity. Leveraged derivatives are prohibited by Company policy.

Foreign Exchange Contracts

Modine maintains a foreign exchange risk management strategy that uses derivative financial instruments in a limited way to mitigate foreign currency exchange risk. Modine periodically enters into foreign currency exchange contracts to hedge specific foreign currency denominated transactions. Generally, these contracts have terms of 90 or fewer days. The effect of this practice is to minimize the impact of foreign exchange rate movements on Modine's earnings. Modine's foreign currency exchange contracts do not subject it to significant risk due to exchange rate movements because gains and losses on these contracts offset gains and losses on the assets and liabilities being hedged.

(In thousands, except per-share amounts)

As of March 31, 2006 and 2005, the Company had no outstanding forward foreign exchange contracts, with the exception of the zero cost collar to hedge the foreign exchange exposure on the entire amount of the Modine Korea, LLC loan which is discussed at further length in Note 18. Non-U.S. dollar financing transactions through intercompany loans or local borrowings in the corresponding currency generally are effective as hedges of long-term investments. See also Note 17.

The Company has a number of investments in wholly owned foreign subsidiaries and non-consolidated foreign joint ventures. The net assets of these subsidiaries are exposed to currency exchange rate volatility. In certain instances, the Company uses non-derivative financial instruments to hedge, or offset, this exposure. The currency exposure related to the net assets of Modine's European subsidiaries has been managed partially through euro-denominated debt agreements entered into by the parent. As of March 31, 2006, there were no outstanding euro denominated borrowings on the parent company's balance sheet. For the years ended March 31, 2006 and 2005, $4,608 in net gains and $3,293 in net losses, respectively, related to the foreign-currency-denominated debt agreements were recorded in the cumulative translation adjustment offsetting a portion of the translation gains and losses recognized on the net assets of the foreign subsidiarie and joint ventures.

On September 19, 2005, the Company entered into a forward exchange contract to purchase 30,000 euro in anticipation of the 50,000 euro note which matured on September 29, 2005. This derivative contract was entered into to mitigate expected cash flow losses as the result of a strengthening euro against the dollar. A foreign exchange loss of $444 was recorded in fiscal 2006 in other income—net in the consolidated statement of earnings upon maturity of the 50,000 euro note and settlement of the derivative contract.

Interest Rate Derivative

On August 5, 2005, the Company entered into a one-month forward ten-year treasury interest rate lock in anticipation of a private placement borrowing which occurred on September 29, 2005. The derivative instrument was treated as a cash flow hedge of a benchmark interest rate. The contract was settled on September 1, 2005 with a loss of $1,794. The loss was reflected as a component of accumulated other comprehensive income (loss) and is being amortized to interest expense over the ten-year life of the private placement borrowing. At March 31, 2006, $1,705 of this loss remained deferred in accumulated other comprehensive income (loss), net of income taxes of $663.

NOTE 20: PRODUCT WARRANTIES, GUARANTEES AND OTHER COMMITMENTS

Product Warranties

Modine provides product warranties for its assorted product lines and accrues for estimated future warranty costs in the period in which the sale is recorded. Warranty expense estimates are forecasted based on the best information available using analytical and statistical analysis of both historical and current claim data. These expenses are adjusted when it becomes probable that expected claims will differ from initial estimates recorded at the time of the sale.

Changes in the warranty liability were as follows:

Years ended March 31	2006	2005
Balances at beginning of year	**$17,831**	$20,916
Acquisitions	**500**	3,377
Accruals for warranties issued in current year	**8,171**	13,118
Reversals related to pre-existing warranties	**(3,905)**	(5,193)
Settlements made	**(8,288)**	(15,106)
Spin off of Aftermarket business	**(2,947)**	—
Effect of foreign exchange rate changes	**(469)**	719
Balances at end of year	**$10,893**	$ 17,831

The decrease in pre-existing warranty accruals in fiscal 2006 and 2005 reflects the expiration of warranty periods for specific programs, lower than expected claims on specific customer programs, and the normalization of warranty accruals for new product introductions in the prior years.

Indemnification Agreements:

From time to time, the Company provides indemnification agreements related to the sale or purchase of an entity or facility. These indemnification agreements cover customary representations and warranties typically provided in conjunction with the transactions, including income, sales, excise or other tax matters, environmental matters and other third-party claims. The indemnification periods provided generally range from less than one year to fifteen years. The Company obtains insurance coverage for certain indemnification matters, as considered appropriate based on the nature of the indemnification matter or length of indemnification period. The fair value of the Company's outstanding indemnifications at March 31, 2006 is not material.

Commitments:

At March 31, 2006, the Company had capital expenditure commitments of $35,353. Significant commitments include tooling and equipment expenditures for new and renewal platforms with new and current customers in both Europe and North America and for the SAP ERP systems project in North America. The Company utilizes consignment inventory arrangements with certain vendors in the normal course of business, whereby the suppliers maintain certain inventory stock at the Company's facilities or at other outside facilities. In these cases, the Company has agreements with the vendor to use the material within a specific period of time.

(In thousands, except per-share amounts)

NOTE 21: COMMON AND TREASURY STOCK

Following is a summary of common and treasury stock activity for the years ended March 31, 2004, 2005 and 2006:

	Common stock		Treasury stock at cost	
	Shares	Amount	Shares	Amount
Balance at March 31, 2003	34,045	$21,278	(272)	$ (7,044)
Purchase of treasury stock	—	—	(10)	(269)
Stock options and awards including related tax benefits	321	200	(7)	(179)
Balance at March 31, 2004	34,366	21,478	(289)	(7,492)
Purchase of treasury stock	—	—	(51)	(1,591)
Stock options and awards including related tax benefits	505	316	—	—
Balance at March 31, 2005	34,871	21,794	(340)	(9,083)
Purchase of treasury stock	**–**	**–**	**(64)**	**(2,129)**
Stock repurchase programs	**(2,440)**	**(1,525)**	**–**	**–**
Stock options and awards including related tax benefits	**779**	**487**	**–**	**–**
Balance at March 31, 2006	**33,210**	**$20,756**	**(404)**	**$(11,212)**

During fiscal 2006, the Company announced two common share repurchase programs approved by the Board of Directors. The first program announced on May 18, 2005, was a dual purpose program authorizing the repurchase of five percent of the Company's outstanding common stock, as well as the indefinite buy-back of additional shares to offset dilution from Modine's incentive stock plans. This program was completed in January of 2006 with a total of 2,070 shares repurchased at an average cost of $33.90 per share, or a total of $70,180. The second program, which was announced on January 26, 2006, authorized the repurchase of up to an additional ten percent of the Company's outstanding common shares over the next 18 months. This program is incremental to the five percent share repurchase authorized in the first program. As of March 31, 2006, the repurchase of 370 shares had been completed under this second program at an average cost of $28.25 per share, or a total of $10,454. Under each program, the repurchases were, and will, continue to be made from time to time at current prices through solicited and unsolicited transactions in the open market or in privately negotiated or other transactions. The Company is retiring any shares acquired pursuant to the program, and the retired shares will be returned to the status of authorized but un-issued shares.

NOTE 22: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) includes net earnings, foreign currency translation adjustments, adjustments to minimum pension liability, net of tax and a loss on the effective portion of a cash flow hedge, net of tax that are currently presented as a component of shareholder's equity. The Company's total comprehensive income (loss) was ($14,333) and $83,679 for fiscal 2006 and 2005, respectively.

The components of accumulated other comprehensive income (loss) at year end were as follows:

March 31	2006	2005
Unrealized foreign currency translation adjustments	**$20,722**	$39,831
Net loss on derivative instrument designated as cash flow hedge, net of tax	**(1,042)**	—
Minimum pension liability adjustments, net of tax	**(9,663)**	(7,840)
Accumulated other comprehensive income	**$ 10,017**	$31,991

The loss on the derivative instrument relates to the interest rate lock entered into during fiscal 2006. The settlement of this derivative contract resulted in a loss on derivative instrument, net of tax, of $1,131 initially recorded as a component of accumulated other comprehensive income. Of this deferred loss, $89 was amortized to interest expense during fiscal 2006.

NOTE 23: STOCK PURCHASE, OPTION AND AWARD PLANS

Stock Purchase Plans

The employee stock ownership plan (ESOP) was closed to additional contributions in 1998, but continues to earn dividends, which may be received in cash, or reinvested in Modine stock. Employees can diversify up to 100 percent of their stock held in the ESOP and transfer this portion to the 401(k) plan investments.

Stock Option and Award Plans

In July of 1994, Modine shareholders approved plans providing for the granting of options to officers, other key employees and to non-employee directors to purchase common stock of Modine. In July of 1999, shareholders reapproved the 1994 plan. In July of 2000, the 1994 plan for non-employee directors was terminated and replaced with a new plan approved by the Board of Directors. This action was taken, in conjunction with a simultaneous decision to freeze the Directors Emeritus Retirement Plan effective July 1, 2000, with no further benefits accruing under that plan. In April of 2001, 294 shares of Modine common stock were allocated to cover the outstanding Thermacore options which were converted to Modine stock options as part of the business combination accounted for as a pooling of interests. Compensation expense was not recognized at this time as the aggregate intrinsic value of the Modine options immediately after the exchange was no greater than the intrinsic value of the Thermacore options immediately before the exchange. Additionally, the ratio of the exercise price per option to the market value per share was not reduced.

In July 2002, Modine shareholders approved a new incentive compensation plan providing for the granting of stock based compensation to officers and other key employees. In July of 2005, shareholders approved the Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors which gave discretion to the Board or a committee of the Board to grant stock awards to non-employee directors. Stock options granted under the Thermacore 1995 and 1997 incentive plans, which vest at 25 percent after the first year, are either non-qualified or incentive stock options and, in most cases, carry a price equal to the market price at the date of grant. Stock options granted under the 1994 and 2002 Modine plans, which vest immediately or when the employee reaches one year of continuous service, are either non-qualified or incentive stock options, and carry an exercise price equal to the market price on the date of the grant. Both incentive stock options and non-qualified stock options terminate ten years after the date of grant. Stock options granted under the Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors, vest based upon a determination made by the Officer Nomination and Compensation Committee of the Board of Directors and carry an exercise price equal to the market price on the date of the grant. These non-qualified options terminate ten years after the date of grant.

The 1994 and the 2002 Incentive Stock Plans and the Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors, also provide for the granting of stock awards. Restricted stock awards were granted for 272, 101 and 103 shares in fiscal 2006, 2005 and 2004, respectively. The weighted average fair values of restricted stock awards as of the grant dates for fiscal 2006, 2005 and 2004 were $28.72, $30.21 and $24.75, respectively. Shares are awarded at no cost to the employee or non-employee director. Shares awarded to employees are placed in escrow, in most cases, until certain employment restrictions lapse. Shares awarded to non-employee directors are subject to restrictions as determined by the Officer Nomination and Compensation Committee of the Board of Directors. The amortization period for the value of restricted shares awarded ranges from zero to six years. In addition, under the officers and key executives long-term incentive compensation program, the performance stock award element of the program was modified for the fiscal year ended March 31, 2006 to base issuance of stock awards at the end of a three year performance period. Based upon management estimates in March 2006 of current and projected data, the Company estimated that 41 shares of common stock would be granted and vest immediately at the end of the three year performance period. The amounts charged to operations using straight-line amortization under the incentive plans in fiscal 2006, 2005 and 2004 were $3,905, $1,856 and $1,764, respectively.

Following is a summary of incentive and non-qualified stock option activity under the plans for the fiscal years ended March 31, 2004, 2005 and 2006:

	Shares (in thousands)	Weighted-average exercise price per share
Outstanding at March 31, 2003	2,927	$25.44
Granted	425	27.75
Exercised	(218)	17.02
Forfeitures	(252)	29.30
Outstanding at March 31, 2004	2,882	26.08
Granted	351	31.47
Exercised	(404)	24.70
Forfeitures	(29)	29.13
Outstanding at March 31, 2005	2,800	26.93
Granted	**329**	**25.82**
Exercised	**(506)**	**24.71**
Forfeitures	**(58)**	**32.16**
Outstanding at March 31, 2006	**2,565**	**$ 27.10**

(In thousands, except per-share amounts)

Stock options outstanding and exercisable as of March 31, 2006:

Range of exercise prices	Shares Oustanding	Weighted-average years of remaining life	Weighted-average exercise price per oustanding share	Shares exercisable	Weighted-average exercise price per exercisable share
$ 4.93 – 14.99	24	3.38	$ 9.85	24	$ 9.85
15.00 – 24.99	764	5.91	21.21	764	21.21
25.00 – 34.99	1,777	5.84	29.87	1,726	29.86
$ 4.93 – 34.99	2,565	5.84	$27.10	2,514	$27.04

An additional 1,602 shares were available for the granting of additional stock options or awards at March 31, 2006.

NOTE 24: SEGMENT AND GEOGRAPHIC INFORMATION

Modine's product lines consist of heat-transfer components and systems. Modine serves the vehicular, industrial, commercial, and building-HVAC original equipment markets and the electronics cooling markets. During fiscal 2006, Modine expanded its operating segments principally as a result of the spin off of the Aftermarket business and the elimination of the former Distributed Products segment. Following the spin off, Modine has nine operating segments that have been aggregated into five reportable segments. The new reportable segment structure is as follows:

Original Equipment-Americas

Comprised of automotive, truck and heavy-duty original equipment markets in North America.

Original Equipment-Asia

Comprised of automotive, truck and heavy-duty original equipment markets in South Korea and China.

Original Equipment-Europe

Comprised of automotive, truck and heavy-duty original equipment markets in Europe.

Commercial HVAC&R

Comprised of commercial heating, ventilating, air conditioning and refrigeration throughout the world.

Other

Comprised of the electronics cooling business and fuel cell business.

Each Modine segment is managed at the group vice-president level and has separate financial results reviewed by its chief operating decision makers. These results are used by management in evaluating the performance of each business segment, and in making decisions on the allocation of resources among the Company's various businesses. Modine evaluates segment performance with an emphasis on gross margin, and secondarily based on operating income of each segment, which includes certain allocations of Corporate selling, general and administrative expenses. The significant accounting policies of the segments are the same as those of Modine as a whole.

The following tables have been restated to present the segments' operating results and asset information under the new segment structure. In addition, the segment data is presented on a continuing operations basis, except where noted. Following is the summary of net sales and earnings from continuing operations before income taxes by segment:

(In thousands, except per-share amounts)

Years ended March 31	2006	2005	2004
Sales:			
Original Equipment-Americas	**$ 681,954**	$ 590,028	$459,459
Original Equipment-Asia	**206,885**	116,431	—
Original Equipment-Europe	**539,141**	495,581	389,091
Commercial HVAC&R	**171,479**	102,808	88,738
Other	**34,845**	37,635	40,176
Segment sales	**1,634,304**	1,342,483	977,464
Corporate and administrative	**3,358**	3,829	5,874
Eliminations	**(8,762)**	(3,896)	(2,663)
Sales from continuing operations	**$1,628,900**	$1,342,416	$980,675
Operating earnings (loss):			
Original Equipment-Americas	**$82,601**	$84,009	$ 60,944
Original Equipment-Asia	**(924)**	1,936	—
Original Equipment-Europe	**71,767**	61,923	44,995
Commercial HVAC&R	**15,131**	13,382	11,143
Other	**(15,200)**	(11,301)	(12,979)
Segment earnings	**153,375**	149,949	104,103
Corporate & administrative	**(64,948)**	(54,670)	(46,866)
Eliminations	**141**	139	150
Other items not allocated to segments	**1,972**	2,499	80
Earnings from continuing operations before income taxes	**$ 90,540**	$ 97,917	$ 57,467

Inter-segment sales are accounted for based on an established markup over production costs. Sales eliminations represent the elimination of inter-segment sales. Operating loss for corporate and administrative includes certain research and development costs, legal, finance and other general corporate expenses. It also includes a percentage of the central services costs not directly attributable to a reportable segment. Other items not allocated to segments primarily include interest expense, interest income, transaction gains/losses and equity in the earnings of affiliates.

Following is a summary of assets by segment:

March 31	2006	2005
Assets:		
Original Equipment-Americas	**$ 259,438**	$ 253,387
Original Equipment-Asia	**155,596**	151,721
Original Equipment-Europe	**335,508**	366,144
Commercial HVAC&R	**94,108**	39,048
Other	**21,752**	26,866
Corporate and administrative	**194,271**	194,368
Eliminations	**(8,578)**	(9,477)
Discontinued operations	**—**	130,098
Total assets	**$1,052,095**	$1,152,155

Assets

Corporate assets include cash and cash equivalents, accounts and notes receivable, investments in affiliates, intangibles, prepaid pensions and significant long-lived assets. Eliminations consist primarily of trade and other receivables and property, plant and equipment.

In fiscal 2006, the strengthening of the U.S. dollar against the euro decreased the value of assets reported in the Original Equipment-Europe segment, from the year before, by approximately ten percent. Additionally, in fiscal 2006 the value of the South Korean won strengthened by 3.5 percent against the U.S. dollar.

(In thousands, except per-share amounts)

Following is a summary of capital expenditures and depreciation and amortization expense by segment:

March 31	2006	2005	2004
Capital expenditures:			
Original Equipment-Americas	**$19,945**	$18,654	$27,105
Original Equipment-Asia	**5,504**	2,916	—
Original Equipment-Europe	**28,063**	33,989	46,303
Commercial HVAC&R	**3,946**	3,959	1,730
Other	**3,486**	3,709	2,140
Corporate and administrative	**18,341**	3,100	(6,102)
Capital expenditures-continuing operations	**79,285**	66,327	71,176
Capital expenditures-discontinued operations	**585**	2,240	1,358
Total capital expenditures	**$79,870**	$68,567	$72,534

March 31	2006	2005	2004
Depreciation and amortization expense:			
Original Equipment-Americas	**$22,628**	$20,797	$18,766
Original Equipment-Asia	**6,370**	3,623	—
Original Equipment-Europe	**23,249**	20,732	17,598
Commercial HVAC&R	**3,831**	2,146	2,080
Other	**1,901**	3,922	4,569
Corporate and administrative	**8,722**	9,918	9,822
Eliminations	**(114)**	(133)	(135)
Depreciation and amortization expense-continuing operations	**66,587**	61,005	52,700
Depreciation and amortization expense-discontinued operations	**1,594**	5,171	5,512
Total depreciation and amortization expense	**$68,181**	$ 66,176	$ 58,212

Capital Expenditures

The Company reports its segment data, including information with respect to capital expenditures, in the same manner as such information is presented to the chief operating decision maker. In the majority of cases, capital projects in North America are coordinated through engineering staff located at the corporate facilities in Racine, Wisconsin.

Geographic Data

Following is a summary of net sales by geographical area:

Years ended March 31	2006	2005	2004
Net sales by country:			
United States	**$ 831,324**	$ 717,925	$586,193
Germany	**379,074**	336,554	264,637
South Korea	**202,640**	114,755	221
Other	**215,862**	173,182	129,624
Total net sales	**$1,628,900**	$1,342,416	$980,675

Sales

Net sales are attributed to countries based on the location of the selling unit.

Following is a summary of long-lived assets by geographical area:

Years ended March 31	2006	2005
Long-lived assets:		
United States	**$309,412**	$303,602
Germany	**161,487**	183,060
South Korea	**77,888**	76,338
Other	**91,259**	80,138
Eliminations	**(146)**	(313)
Total long-lived assets	**$639,900**	$642,825

Long-Lived Assets

Long-lived assets are primarily property, plant and equipment, but also include investments, goodwill and other intangible assets, pension assets and other noncurrent assets. Eliminations are primarily intercompany sales of property, plant and equipment.

Product Sales

Following is a summary of net sales by product type:

Years ended March 31	2006	2005	2004
Modules/packages	**$450,710**	$416,931	$326,546
Oil coolers	**223,329**	225,060	178,652
Vehicular air conditioning	**226,689**	140,663	39,146
Charge-air coolers	**206,034**	160,183	112,938
Radiators	**172,693**	118,154	106,084
EGR coolers	**147,953**	134,977	67,257
Building HVAC	**141,144**	79,599	71,047
Electronics	**33,278**	35,594	37,053
Other	**27,070**	31,255	41,952
Total net sales	**$1,628,900**	$1,342,416	$980,675

(In thousands, except per-share amounts)

NOTE 25: CONTINGENCIES AND LITIGATION

Environmental

The United States Environmental Protection Agency (USEPA) has currently designated the Company as a potentially responsible party (PRP) for remediation of four waste disposal sites with which the Company may have had direct or indirect involvement. These sites are as follows: Elgin Salvage (Illinois); H.O.D. Landfill (Illinois); Alburn Incinerator, Inc./Lake Calumet Cluster (Illinois) and Dixie Barrel and Drum (Tennessee). The Company's potential liability at these four sites is significantly less than the total site remediation costs because the percentage of material attributable to Modine is relatively low. These sites are not Company owned and allegedly contain wastes attributable to Modine from past operations. These claims are in various stages of administrative or judicial proceedings and include recovery of past governmental costs and for future investigations and remedial actions. In three instances, Modine has not received, and may never receive, documentation verifying its involvement and/or its share of waste contributions to the sites. Additionally, the dollar amounts of the claims have not been specified.

In 1986, Modine executed a Consent Decree involving other PRPs and the Illinois EPA and paid a nominal amount for its allocated share (0.1 percent) of the Alburn Incinerator, Inc. remediation costs. The USEPA signed a Covenant Not to Sue in conjunction with the Consent Decree, but reserved its right to "seek additional relief" for any additional costs incurred by the United States at the site. In November 2003, Modine received a General Notice of Liability from the USEPA concerning the Alburn Incinerator Inc./Lake Calumet Cluster site. The USEPA requested Modine's participation as a PRP for the performance of additional activities that the USEPA has determined, or will determine, are required to restore the Alburn Incinerator Inc./Lake Calumet Cluster site. In April 2004 and July 2004, Modine signed participation agreements with other PRPs to perform site investigations, collect pertinent site data and develop a remedial work plan. In February 2005, the USEPA accepted the PRP Group's Good Faith Offer demonstrating the Group's qualifications and willingness to negotiate with the USEPA to conduct or finance the Remedial Investigation/Feasibility Study at the site.

In October 2004, Modine received a Request for Information from the USEPA concerning the Dixie Barrel & Drum Superfund Site in Knoxville, Tennessee. The USEPA requested information pertaining to Modine's alleged contributions to this site and for any information Modine may possess relating to the site's activities. In October 2004, Modine responded to the USEPA indicating that it arranged for Dixie Barrel & Drum to accept empty drums for reclamation purposes from the then-owned Knoxville, Tennessee location and possibly from Modine's Clinton, Tennessee location. Modine however, did not use Dixie Barrel & Drum for the purposes of disposal or treatment of any hazardous materials or wastes.

The Company accrues costs associated with environmental matters, on an undiscounted basis, when they become probable and reasonably estimated. Costs anticipated for the settlement of the Alburn Incinerator/Lake Calumet Cluster and Dixie Barrel & Drum sites cannot be reasonably defined at this time and have not been accrued. The costs to Modine, however, are not expected to be material at these sites based upon Modine's relatively small portion of contributed waste. There are no accruals for off-site cleanup activities, including remediation and legal costs as of March 31, 2006 and 2005. As of March 31, 2004, the Company had accrued $119 in accrued expenses and other current liabilities to cover cleanup activities relating to a previously listed PRP site, which was paid in May of 2004.

The Company has also recorded other environmental cleanup and remediation expense accruals for certain facilities located in the United States and The Netherlands. These expenditures relate to facilities where past operations followed practices and procedures that were considered acceptable under then existing regulations, but will now require investigative and/or remedial work to ensure sufficient environmental protection. These accruals totaled $1,102, $1,204 and $1,199 at March 31, 2006, 2005 and 2004, respectively, and are recorded in accrued expenses and other current liabilities and other noncurrent liabilities. On October 10, 2003, the Company completed the sale of its LaPorte, Indiana manufacturing facility, which ceased operations in fiscal 2003. As part of the sale, the Company agreed to perform certain environmental cleanup and monitoring activities and to enter Indiana's Voluntary Remediation Program. The Company is proceeding with the activities and had an accrual balance of $93 as of March 31, 2006, which is included in the $1,102 mentioned above. The environmental accruals established by the Company do not reflect any possible insurance recoveries.

Employee Agreements

The Company has employment agreements with certain key employees that provide for compensation and certain other benefits. The agreements also provide for other terms and conditions of employment including termination payments under certain specific circumstances such as a material change in control. In the unlikely event that these agreements were all triggered simultaneously, the possible contingent payments, which would be required under the employment contracts, are estimated to be between approximately a minimum of $5,682 and $11,812 depending on incentive payment calculations and other factors which are not determinable until the actual event occurs.

(In thousands, except per-share amounts)

Other Litigation

In June 2004, the Servicio de Administracion Tributaria in Nuevo Laredo, Mexico, where the Company operates a plant in its commercial HVAC&R division, notified the Company of a tax assessment of 10,193 pesos (approximately $913) based primarily on the administrative authority's belief that the Company (i) imported goods not covered by the Maquila program and (ii) that it imported goods under a different tariff classification than the ones approved. The Company filed a Motion for Reclassification with the Local Office of Legal Affairs in Nuevo Laredo which was rejected on January 19, 2004. The Company has filed a Nullity Tax Action with the Federal Tax Court (Tribunal Federal de Justicia Fiscal y Adminstrativa) in Monterrey, Mexico. The Company believes it has strong reasonable arguments to mount a good defense and obtain a favorable result before the Federal Tax Court. The Company has accrued $183 which includes an estimate of the tariffs the Company believes it may eventually owe upon settlement of the case and legal costs.

With a brief dated November 16, 2004, Behr GmbH & Co. KG sued Modine Europe GmbH, Modine Austria Ges.mbH, and Modine Wackersdorf GmbH in the District Court in Mannheim, Federal Republic of Germany claiming infringement of Behr EPO patent 0669506 which covers a "plastic cage" insert for an integrated receiver/dryer condenser. Behr claims past infringement and current infringement by the Modine entities. Behr demands a cease and desist order, legal costs as provided by law, sales information and compensation. The amount of compensation due to Behr, if any, would be based on lost profits of Behr, profits made by the Modine entities or a reasonable royalty rate of any integrated receiver/dryer condensers manufactured or sold by Modine and found to have infringed. In a related suit in the Federal Patent Court in Munich, Federal Republic of Germany, the Modine entities are asserting that the Behr patent described above is null and void and, therefore, Modine has not infringed and is not infringing any intellectual property rights of Behr in the production of integrated receiver/dryer condensers based on Modine designs. Under German law, the determination of patent validity is considered in a separate legal action from the consideration of infringement. The oral hearing was held in Mannheim on June 3, 2005. The Mannheim Court found against Modine on August 19, 2005, finding infringement. Modine has filed an appeal. The appeal hearing is expected sometime in the third calendar quarter of 2006. As a result of this ruling, Modine accrued 440 euro for the potential exposure related to this ruling.

In the nullity lawsuit related to the infringement of Behr EPO patent 0669506, the oral hearing took place in the Federal Patent Court in Munich on May 16, 2006. A decision by the Court is expected within four weeks of the hearing date. Should the Court find in Modine's favor, and invalidate the patent, Behr, unless successful in an appeal, would no longer be able to pursue infringement based on the decision of the Mannheim Court.

On April 7, 2006, Modine filed a patent infringement lawsuit in the Federal District Court in Milwaukee, Wisconsin, claiming infringement by Behr America Inc. and Behr Heat Transfer Systems Inc. of a Modine United States patent, 5,228,512, covering, among other things, a charge air cooler and a method for making the same.

Modine intends to vigorously prosecute the Milwaukee infringement action, defend the Mannheim infringement action and pursue the Munich nullity action and, in the event of any adverse determination, appeal to a higher court.

With a brief dated July 23, 2004, Behr GmbH & Co. KG sued Modine Manufacturing Company in the District Court in Duesseldorf, Federal Republic of Germany, alleging a claim based on Modine bringing a patent infringement suit in bad faith and thereby causing Behr damages in the year 2000. The lawsuit seeks compensatory damages as the result of Behr having to re-design certain of its PF-style condensers to avoid the Modine patent, and recovery of its legal costs as provided by German law. Modine has responded to the complaint and we believe the Behr allegations are without merit. The oral hearing was held in the Duesseldorf Court on August 16, 2005. The Duesseldorf Court found in Modine's favor on September 8, 2005. Behr did not appeal the decision and its appeal rights have expired.

The Company, along with Rohm & Haas Company, Morton International, and Huntsman Corp. is named as a defendant in six (6) separate personal injury actions that were very recently filed in the Philadelphia Court of Common Pleas ("PCCP"), the Pennsylvania state court in Philadelphia, and in a class action matter that was also very recently filed in the United States District Court, Eastern District of Pennsylvania. The PCCP cases involve allegations of personal injury from exposure to solvents that were allegedly released to groundwater and air for an undetermined period of time. The federal court action seeks damages for medical monitoring and property value diminution for a putative class of residents of a community that are allegedly at risk for personal injuries as a result of exposure to this same allegedly contaminated groundwater and air. Plaintiffs' counsel has threatened to file further personal injury cases.

The Company is in the earliest of stages with respect to investigation and discovery, with responsive pleadings to be filed toward the end of the first quarter of fiscal 2007. Initial discovery prepared by plaintiffs' counsel is focused on co-defendants who manufactured specialty and commodity chemicals. The Company intends to aggressively defend these cases. As the potential outcome of these matters is currently uncertain, the Company has not recorded a liability in its consolidated financial statements.

(In thousands, except per-share amounts)

In the normal course of business, Modine and its subsidiaries are named as defendants in various lawsuits and enforcement proceedings by private parties, the Occupational Safety and Health Administration, the Environmental Protection Agency, other governmental agencies and others in which claims, such as personal injury, property damage, intellectual property or antitrust and trade regulation issues, are asserted against Modine. Modine is also subject to other liabilities such as product warranty claims, employee benefits and various taxes that arise in the ordinary course of its business. Many of the pending damage and, to a lesser degree, warranty claims are covered by insurance and when appropriate Modine accrues for uninsured liabilities. While the outcomes of these matters, including those discussed above, are uncertain, Modine does not expect that any additional liabilities that may result from these matters is reasonably likely to have a material effect on Modine's liquidity, financial condition or results of operations.

NOTE 26: SUBSEQUENT EVENTS

On May 8, 2006, the Company purchased the remaining 50 percent of Radiadores Visconde, its Brazilian joint venture, which it did not already own. The purchase price was $17,000, less cash acquired of $3,400, and included an agreement to pay an additional $4,000 based on certain future performance goals. Radiadores Visconde was established in 1963 and is based in São Paulo, Brazil. It provides thermal management solutions to the automotive, truck, agricultural and construction equipment, and industrial application markets, as well as the automotive aftermarket for export and for distribution throughout Brazil. It manufactures a wide array of modules and heat exchangers for original equipment manufacturers including radiators, charge air coolers, and oil coolers.

On May 22, 2006, the Company announced the closure of its Taiwan facility within the electronics cooling portion of the Other segment. The Taiwan facility manufactures heat pipes for the personal computer and laptop markets. Approximately 200 employees will be affected by the closing, which is anticipated to be completed by August 31, 2006. In conjunction with the closure, the Company anticipates it will recognize a pre-tax charge of approximately $4,000 in fiscal 2007 related to severance, lease termination, and other closure costs, of which $2,000 represents anticipated cash payments.

NOTE 27: QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data is summarized below for the fiscal years ended March 31, 2006 and 2005:

Fiscal 2006 quarters ended	June	Sept.	Dec.	March
Net sales	**$396,838**	**$404,152**	**$411,030**	**$416,880**
Gross profit	**80,272**	**79,786**	**80,212**	**69,336**
Earnings from continuing operations ***(a) (b) (c) (d)***	**20,698**	**14,322**	**13,075**	**12,657**
Net earnings per share of common stock from continuing operations:				
Basic	**$0.60**	**$0.42**	**$0.39**	**$0.39**
Diluted	**0.60**	**0.41**	**0.38**	**0.38**

Fiscal 2005 quarters ended	June	Sept.	Dec.	March
Net sales	$291,229	$306,717	$375,032	$369,438
Gross profit	62,353	63,793	80,981	72,713
Earnings from continuing operations *(e)*	12,512	13,920	21,343	13,911
Net earnings per share of common stock from continuing operations:				
Basic	$0.37	$0.41	$0.63	$0.41
Diluted	0.37	0.40	0.62	0.40

(a) The 3rd quarter of fiscal 2006 includes an income tax expense of $2,010 related to the December 2005 repatriation of $84,844 pursuant to the Jobs Creation Act.

(b) The 4th quarter of fiscal 2006 includes a $3,557 impairment charge included within the other segment.

(c) The 4th quarter of fiscal 2006 includes an income tax benefit of $4,376 for research and development tax credits.

(d) The 4th quarter of fiscal 2006 includes a charge of approximately $2,500 related to an early retirement program entered into in our Original Equipment-Asia segment.

(e) The 1st quarter of fiscal 2005 includes $1,983 ($1,288 after-tax) in restructuring and other closure costs related to the closure of the Company's facility in Guaymas, Mexico which was part of the electronics cooling business.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2006. The assessment was based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control – Integrated Framework." Based on this assessment management concluded that, as of March 31, 2006, the Company's internal control over financial reporting was effective based on those criteria.

Management has excluded the Airedale business from its assessment of internal control over financial reporting as of March 31, 2006 because it was acquired by the Company in a purchase business combination during fiscal 2006. This wholly-owned subsidiary has total assets and net sales which represent 4.6 percent and 3.5 percent, respectively, of the related consolidated financial statement amounts as of and for the fiscal year ended March 31, 2006.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, who has audited the Company's consolidated financial statements, has also audited management's assessment of the effectiveness of the Company's internal control over financial reporting as of March 31, 2006, and the effectiveness of internal control over financial reporting as of March 31, 2006 as stated in their report appearing on pages 126-127 of Item 8 of this report, which is incorporated herein by reference.

David B. Rayburn
President and Chief Executive Officer

Bradley C. Richardson
Executive Vice President, Finance and Chief Financial Officer

June 14, 2006

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF MODINE MANUFACTURING COMPANY:

We have completed integrated audits of Modine Manufacturing Company's 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of March 31, 2006, and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated balance sheets and the related statements of consolidated earnings, cash flows and shareholder's equity and comprehensive income (loss) present fairly, in all material respects, the financial position of Modine Manufacturing Company and its subsidiaries at March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal Control Over Financial Reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of March 31, 2006 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded Airedale International Air Conditioning Limited of Leeds, U.K. ("Airedale") from its assessment of internal control over financial reporting as of March 31, 2006 because it was acquired by the Company in a purchase business combination during 2006. We have also excluded Airedale from our audit of internal control over financial reporting. Airedale is a wholly-owned subsidiary whose total assets and net sales represent 4.6 percent and 3.5 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2006.

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
June 14, 2006

CONSOLIDATED SUMMARY OF OPERATIONS AND FIVE-YEAR FINANCIAL RECORD

MODINE MANUFACTURING COMPANY
(In thousands, except per-share amounts)

					Fiscal Years Ended March 31
For the year	2006	2005	2004	2003	2002
Net sales	**$1,628,900**	$1,342,416	$980,675	$862,989	$822,749
Gross profit	**309,606**	279,840	211,517	184,666	169,894
Selling, general and administrative expenses	**220,090**	183,391	154,198	133,095	130,335
Interest expense	**7,247**	6,329	5,024	5,395	6,857
Earnings from continuing operations before income taxes	**90,540**	97,917	57,467	51,898	29,787
Earnings from continuing operations	**60,752**	61,686	35,493	33,388	15,105
Net earnings per share from continuing operations — basic	**1.80**	1.81	1.05	0.99	0.46
— diluted	**1.78**	1.79	1.04	0.99	0.45
Net earnings	**7,641**	61,662	40,437	12,666	23,345
Net earnings per share — basic	**0.23**	1.81	1.19	0.38	0.70
— diluted	**0.22**	1.79	1.19	0.38	0.70
Depreciation and amortization expenses	**68,181**	66,176	58,212	54,810	63,508
Net cash provided by operating activities	**131,857**	154,223	108,716	109,952	130,999
Capital expenditures	**79,870**	68,567	72,534	50,519	35,763
Research and development expenses (a)	**48,542**	40,610	35,399	27,923	26,802
Dividends paid	**23,878**	21,610	18,666	16,834	28,981
Dividends per share	**0.70**	0.63	0.55	0.50	0.88
Return on net sales from continuing operations	**3.7%**	4.6%	3.6%	3.9%	1.8%
Return on average shareholders equity (b)	**11.4%**	9.9%	7.2%	6.6%	4.5%
Return on average capital employed (b)	**9.7%**	9.0%	6.7%	5.9%	4.1%
Price-to-earnings range	**$14.2-21.3**	$14.4-19.0	$12.3-24.8	$12.2-29.4	$27.3-45.7
Stock price range — high	**37.98**	33.99	29.50	30.00	32.00
Stock price range — low	**25.20**	25.83	14.67	12.46	19.13
At year end					
Working capital	**117,246**	164,236	229,144	224,103	234,466
Property, plant and equipment — gross	**940,319**	1,006,941	852,486	757,047	702,895
Accumulated depreciation	**472,719**	510,761	454,789	397,289	362,507
Total assets	**1,052,095**	1,152,155	976,523	907,221	898,699
Long term debt	**151,706**	40,724	84,885	98,556	139,654
Shareholders' equity	**505,425**	659,780	586,541	530,387	515,999
Weighted average shares outstanding — diluted	**34,144**	34,480	34,073	33,758	33,406
Book value per share	**$15.41**	$19.11	$17.21	$15.70	$15.42
Currrent ratio	**1.4**	1.5	2.1	2.2	2.4
Total debt to capital	**23.8%**	13.8%	13.0%	17.3%	22.6%
Number of employees	**7,896**	9,008	7,468	7,395	7,706

(a) Fiscal 2004 – 2006 R&D expenses were restated due to a tax study performed related to R&D credit. Fiscal 2002-2003 not restated.

(b) Fiscal 2006 uses earnings from continuing operations. This excludes the discontinued results from the company's former Aftermarket business.

SUPPLEMENTAL FINANCIAL DATA AND GLOSSARY

MODINE MANUFACTURING COMPANY
(In thousands, except per-share amounts)

RETURN ON AVERAGE CAPITAL EMPLOYED**

For the Years Ended March 31	2006	2005	2004	2003 Before Accounting Change	2003	2002
Net earnings	$ 60,752	$ 61,662	$ 40,437	$ 34,358	$ 12,666	$ 23,345
Plus interest expense net of tax benefit at total company effective tax rate	4,863	4,055	3,447	3,760	3,760	4,536
Net return	**$ 65,615**	**$ 65,717**	**$ 43,884**	**$ 38,118**	**$ 16,426**	**$ 27,881**
Divided by:						
Average capital (debt + equity, last five quarter ends / divided by 5)	**$678,349**	**$727,174**	**$659,241**	**$645,213**	**$645,213**	**$681,852**
Return on average capital employed	9.7%	9.0%	6.7%	5.9%	2.5%	4.1%
Interest expense	$ 7,247	$ 6,365	$ 5,429	$ 6,026	$ 6,026	$ 7,793
Total company effective tax rate*	32.9%	36.3%	36.5%	37.6%	37.6%	41.8%
Tax benefit	2,384	2,310	1,982	2,266	2,266	3,257
Interest expense net of tax benefit	$ 4,863	$ 4,055	$ 3,447	$ 3,760	$ 3,760	$ 4,536

* The Company utilized the effective tax rate before accounting change for fiscal 2003. The actual rate for fiscal 2003 was distorted by the tax benefit on the accounting change.

** Return on average capital employed for the trailing four quarters ended March 31, 2006 has been presented on a continuing operations basis, which excludes the discontinued results of the spin off of the Aftermarket business. Return on average capital employed prior to 2006 has been presented including the results of the Aftermarket business.

GLOSSARY OF FINANCIAL TERMS

Asset Turnover: Net sales divided by total assets less non-interest bearing liabilities (total liabilities less total debt).

Book Value Per Share: Shareholders' equity divided by the number of common stock shares issued less the number of treasury stock shares.

Current Ratio: Current assets divided by current liabilities.

Price-to-Earnings Ratio: The market price per share divided by 12 months' diluted earnings per share.

Return on Sales: Net earnings divided by net sales.

Return on Average Shareholders' Equity: Net earnings divided by average shareholders' equity: this is a measure of the profit generated on the shareholders' investment in the company.

Return on Average Capital Employed: The sum of net earnings and adding back after-tax interest expense (interest expense less the tax benefit at the total company effective tax rate) divided by the average total debt plus shareholders' equity: this is a financial measure of the profit generated on the total capital invested in the company before any interest expense payable to lenders, net of any tax effect.

Total Debt to Capital: Total debt divided by total debt plus shareholders' equity: this is used to measure what portion of the total invested capital is borrowed funds.

Working Capital: Current assets less current liabilities.

CORPORATE INFORMATION

MODINE MANUFACTURING COMPANY

CORPORATE HEADQUARTERS

Modine Manufacturing Company
1500 DeKoven Avenue
Racine, WI 53403-2552
Telephone: 262.636.1200
Fax: 262.636.1424
E-Mail: info@na.modine.com
Website: www.modine.com

TECHNICAL CENTERS

Racine, Wisconsin
Bonlanden, Germany
Asan City, South Korea
São Paul, Brazil

MANUFACTURING PLANTS

United States

McHenry, Illinois
Logansport, Indiana
Washington, Iowa
Harrodsburg, Kentucky
Jackson, Mississippi
Camdenton, Missouri
Jefferson City, Missouri
Joplin, Missouri
Trenton, Missouri
Pemberville, Ohio
Toledo, Ohio
Lancaster, Pennsylvania
West Kingston, Rhode Island
Richland, South Carolina
Clinton, Tennessee
Lawrenceburg, Tennessee
Buena Vista, Virginia

Europe

Berndorf, Austria
Kirchentellinsfurt, Germany
Neuenkirchen, Germany
Pliezhausen, Germany
Tübingen, Germany
Wackersdorf, Germany
Mezőkövesd, Hungary
Pontevico, Italy
Uden, The Netherlands
Ashington, U.K.
Leeds, U.K.

Other Locations

São Paulo, Brazil
Shanghai, China
Zhongshan, China
Nuevo Laredo, Mexico
Johannesburg, South Africa
Asan City, South Korea

JOINT VENTURES

Anhui Jianghuai Mando Climate Control Co., Ltd. – Hefei, China
Constructions Mécaniques Mota, S.A. – Marseilles, France
Nikkei Heat Exchanger Company, Ltd. – Kambara, Japan

STOCK EXCHANGE

New York Stock Exchange
Ticker Symbol: MOD
Modine is a member of the Russell 2000 Index and the S&P MidCap 400 Index.

New York Stock Exchange Compliance

In 2006, we submitted our Section 303A, 12(a) chief executive officer certification to the New York Stock Exchange. We have also filed with the Securities and Exchange Commission, as an exhibit to our most recently filed Annual Report on Form 10K, the Sarbanes-Oxley Act Section 302 certifications.

FORM 10-K REPORT

Modine's Form 10-K Report, filed in June 2006 with the U.S. Securities and Exchange Commission, is available to shareholders and interested individuals without charge by contacting Investor Relations at the Company's headquarters address or by visiting the Investor Relations section at www.modine.com.

MODINE SEC FILINGS AND NEWS RELEASES

Forms 10-K, 10-Q and 8-K, news releases and other Company information can be obtained at www.modine.com, or by contacting Investor Relations at the Company's headquarters address, by telephone at 262.636.8434 or by e-mail at invest@na.modine.com.

ANNUAL MEETING OF SHAREHOLDERS

The 2006 Annual Meeting of Shareholders will be held at 9:30 a.m. Central Time on Wednesday, July 19 at the Company's corporate headquarters, 1500 DeKoven Avenue, Racine, WI 53403-2552. A formal notice of the meeting, proxy statement and proxy voting card are being mailed to shareholders in accordance with U.S. Securities and Exchange Commission regulations.

DIVIDEND REINVESTMENT AND DIRECT PURCHASE PLAN

(Shareowner Service Plus Plan)

Shareholders can build their investments in Modine through a no-cost plan for automatically reinvesting dividends and making additional cash purchases of Modine stock. Systematic investments can be established for your account by authorizing direct deductions from your bank account on a monthly basis. To receive plan material and enrollment information, please call 800.468.9716. The Modine Manufacturing Company Dividend Reinvestment and Direct Stock Purchase Plan is administered by the Company's transfer agent, Wells Fargo Shareowner Services. Inquiries may be directed to the address listed below.

Transfer Agent and Registrar

Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
Telephone: 800.468.9716

Shareholders

As of March 31, 2006, there were 4,081 shareholders of record. The Company estimates that there were approximately 19,000 beneficial shareholders.

Independent Auditors

PricewaterhouseCoopers LLP

Trademarks

Trademarks or registered trademarks of Modine Manufacturing Company are denoted by a registration symbol in this report.

Photography reprinted courtesy of BMW, DaimlerChrysler, Peterbilt, and Volvo Construction Equipment.



We plan for the future based on our past experiences. We've learned that in our industry, change can happen quickly, often unexpectedly. We know that opportunities can appear suddenly, and that they favor the well prepared. Our philosophy as we move into this fiscal year remains to provide innovation and superior products in our area of expertise — and to manage our company to meet change as it happens, and grasp opportunities as they appear.



Modine Manufacturing Company
1500 DeKoven Avenue
Racine, Wisconsin 53403-2552
262.636.1200
www.modine.com

MODINE
APPLIED THERMAL INNOVATION™